The information presented in Part III of this document was contained in amendments to the Millennium Bankshares Corporation 10-K for the year ended December 31, 2006 filed on Form 10-K/A.


07054581

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
MAY 11 2007
WASH. D.C.
186
SECTION

For the fiscal year ended December 31, 2006

Commission file number 0-49611

MILLENNIUM BANKSHARES CORPORATION
(Exact name of registrant as specified in its charter)

PROCESSED
MAY 1 8 2007
THOMSON
FINANCIAL

Virginia (State or other jurisdiction of incorporation or organization)	**54-1920520** (I.R.S. Employer Identification No.)
1601 Washington Plaza **Reston, Virginia** (Address of principal executive offices)	**20190** (Zip Code)

Registrant's telephone number, including area code **(703) 464-0100**

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $5.00 per share	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Exchange Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (x)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (x)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (x) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ( ) Accelerated Filer ( ) Non-Accelerated Filer (x)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (x)

The aggregate market value of the common stock held by non-affiliates as of June 30, 2006 was approximately $73,215,000 (based upon the closing sales price of $8.77 on June 30, 2006, as reported on the Nasdaq Capital Market).

The number of outstanding shares of the registrant's common stock as of March 20, 2007 was 8,826,291.

Documents Incorporated by Reference

Portions of registrant's Proxy Statement filed for its 2007 Annual Meeting of Shareholders (Part III). (unless such Part III information is included by amendment to this Form 10-K as provided in General Instruction G (3)).

TABLE OF CONTENTS

PART I

		Page
ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	13
ITEM 1B.	UNRESOLVED STAFF COMMENTS	17
ITEM 2.	PROPERTIES	18
ITEM 3.	LEGAL PROCEEDINGS	19
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	19

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	20
ITEM 6.	SELECTED FINANCIAL DATA	21
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.	23
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	41
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	44
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	83
ITEM 9A.	CONTROLS AND PROCEDURES	83
ITEM 9B.	OTHER INFORMATION	83

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	84
ITEM 11.	EXECUTIVE COMPENSATION	88
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	107
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	109
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	111

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	112

PART I

ITEM 1. BUSINESS

General

Millennium Bankshares Corporation ("Millennium") is a financial holding company headquartered in Reston, Virginia. We were incorporated in 1998 and began operations in April 1999. We provide commercial and consumer banking services through Millennium Bank National Association ("Millennium Bank" or the "Bank"). At December 31, 2006, Millennium had total consolidated assets of $591.5 million, deposits of $482.7 million and stockholders' equity of $47.6 million.

Millennium Bank is a nationally chartered community bank with seven banking offices – two in Reston, Virginia and one each in Great Falls, Herndon, Warrenton, Colonial Heights, and Richmond, Virginia. Four of our banking offices are situated in Fairfax County, Virginia, just west of Washington, D.C., one in Fauquier County, and two are located in the Richmond, Virginia metropolitan area. Our branches are located in growing counties. The population of Fairfax County grew from 818,584 in 1990 to 1,006,529 in 2005, and the combined population of Henrico County and Chesterfield County where our Richmond area branches are located, grew from 427,155 in 1990 to 569,457 in 2005.

Millennium Bank provides a broad range of commercial and retail banking services designed to meet the needs of businesses and consumers in the communities we serve. Local decision-making and attentive personal service to customers is emphasized. By combining the technological support and products and services that our customers demand with direct access to senior management and responsive customer service, Millennium Bank seeks to foster a business and consumer banking environment that allows effective competition in our particular market with other financial institutions of all sizes.

Millennium Bank offers 24 hours a day, seven days a week Internet banking services. These services allow consumers and businesses to view accounts, make transfers, submit wire transfer requests, pay bills and place stop payments on checks over the Internet.

As of December 31, 2006, we determined that it was in our best interest to wind down our mortgage operating subsidiaries. It was our desire to focus exclusively on core banking activities going forward to eliminate, going forward, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the held for sale loan portfolio during the fourth quarter. Accordingly, the results of our mortgage operations are presented in a separate category on the income statement following the results from continuing operations. Additional discussion of discontinued operations can be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report on Form 10-K.

Subsidiaries

Millennium conducts primarily all of its business through Millennium Bank and its wholly and majority owned subsidiaries. The subsidiaries of Millennium Bank involved in mortgage operations, which are listed below, are being wound down due to Millennium's decision at December 31, 2006 to terminate the business relationship with these entities.

The subsidiaries listed in the following table originate, process, and underwrite first and second trust residential mortgage loans.

Subsidiary	***Location***	***Nature of Business***	***Date Established***
Millennium Capital, Inc.	Reston, VA	Wholesale and Retail Lending	May 1999
Millennium Sunbelt Mortgage, LLC ("Sunbelt")	Las Vegas, NV	Retail Lending	Dec. 2001
Millennium Bank Mortgage, LLC ("MBM")	Reston, VA	Wholesale and Retail Lending	Sept. 2005
Millennium Hyland Mortgage, LLC ("Hyland")	Reston, VA	Wholesale and Retail Lending	Sept. 2005

In September 2005, Millennium restructured its mortgage operations. Prior to September 2005, Millennium was recording gross gains on mortgage sales, which were offset by compensation expense and other direct expenses for the mortgage department. Under the new structure, the activities of Millennium Capital, Inc., a subsidiary of Millennium Bank, were terminated, and Millennium established contractual relationships with three mortgage banking limited liability companies, the terms of each of which provide for a "per loan" fee to be paid to Millennium (the 51% owner of the LLC's) for each mortgage loan sold and requires the 49% owners to pay for all costs of operation while retaining all other fee income. At December 31, 2006, Millennium terminated the business relationship by written notice.

We formed Millennium Financial, Inc. on February 23, 2004, to provide insurance services to our bank customers through Metropolitan Life Insurance Company.

Strategy

We have been in operation for just under eight years, and an important part of our business is our current and future strategies. Our strategies include the following goals:

- Attract customers by providing the financial sophistication and breadth of products of a regional bank while maintaining the quick response and service of a community bank. In our first seven years of operations, we have established a diverse product line, including commercial, Small Business Administration, consumer, and mortgage loans. We also have introduced securities brokerage services and insurance.

- Increase net income and return to shareholders through continued quality loan growth, while controlling the cost of our deposits and noninterest expense.

- Diversify our loan portfolio through use of our diverse array of commercial and Small Business Administration loan products. We are also focused on increasing our core deposits, reducing our dependence on brokered deposits and attracting additional small business customers.

- Proceed with a branch realignment strategy to expand our footprint into the one of the fastest growing counties in the nation while at the same time improving the overall visibility and accessibility of our branch network. Subject to regulatory approvals, Millennium intends to relocate, early in the 2nd quarter 2007, its Wiehle (Reston) and Great Falls offices to a newly constructed office in Sterling, Virginia in Loudoun County

Market Area

We consider our target market to be the greater Washington metropolitan area, which we define as the District of Columbia, the northern Virginia counties of Fairfax, Fauquier, Loudoun and Prince William, and the Maryland counties of Frederick, Montgomery and Prince George's. Our target market also includes Richmond, Virginia and the surrounding counties of Chesterfield and Henrico.

According to the 2005 U.S. Census data, the population of the greater Washington metropolitan area was approximately 5.1 million people. The average median household income figures reported in the 2005 U.S. Census for each of the 15 jurisdictions comprising the greater Washington metropolitan area was approximately $74,708, compared to a national median household income of approximately $46,242. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for September 2006, the unemployment rate for the greater Washington metropolitan area was approximately 2.9%, compared to a national unemployment rate of 5.8%. According to 2005 U.S. Census figures, approximately 46% of adults at least 25 years of age in this area have a bachelor's degree or higher, compared to approximately 27% nationally. As of June 30, 2006, total deposits in this area were approximately $145 billion.

Our headquarters is located approximately 20 miles west of Washington, D.C., in Reston, Virginia, which is in Fairfax County. The 2005 U.S. Census data indicates that Fairfax County is the most populous county in

Virginia with a population of approximately one million people and a median household income of over $82,000. The U.S. Census data shows that over 55% of Fairfax County adults at least 25 years old have a bachelor's degree or higher.

Competition

Our headquarters is in the Reston-Herndon market area where there is a limited community bank presence. It is a community serviced by the branches of large regional banks that are headquartered, for the most part, in cities outside the Washington D.C. Metropolitan area. Our market area is a highly competitive, highly branched banking market. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Fairfax County market area and elsewhere.

Competition in the market area for loans to small businesses and professionals is intense, and pricing is important. Most of our competitors have substantially greater resources than Millennium. Many competitors offer services, such as extensive branch networks and trust services, we currently do not provide. Moreover, larger institutions operating in the Northern Virginia market have access to borrowed funds at lower costs than are available to the Bank. Deposit competition among institutions in the market area also is strong. As a result, it is possible that we will pay above-market rates to attract deposits. According to a market share report prepared by the FDIC, we held 0.61% of deposits in the Fairfax County market as of June 30, 2006, the most recent date for which market share information is available.

Credit Policies

The principal risk associated with each of the categories of loans in Millennium's portfolio is the creditworthiness of its borrowers. Within each category, credit risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk of loans made, our policy gives loan approval limits to individual officers based on their position and experience. Loans that are held for sale are underwritten to investor guidelines. All fixed rate residential first mortgage loans are pre-sold prior to settlement on the loan.

Millennium Bank has written policies and procedures to help manage credit risk. We have implemented a loan review process that includes portfolio management strategy, underwriting standards and risk assessment guidelines, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with the Bank's policies.

Millennium Bank uses an Officers Loan Committee and Directors Loan Committee to approve loans. The Officers Loan Committee, which consists of the Chairman and additional officers, meets as necessary to review most applications for loans that are intended to be held in the portfolio. A Directors Loan Committee, which currently consists of six directors, approves loans in excess of $1,000,000 that have been previously approved by the Officers Loan Committee. The Directors Loan Committee also reviews lending policies proposed by management.

We obtain small business and commercial loans through direct solicitation of owners and continued business from customers. The Bank's loan officers review completed commercial loan applications. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on the Bank's experience and its credit underwriting guidelines, as well as guidelines issued by the Office of the Comptroller of the Currency.

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities, which are disclosed in the footnotes of its annual financial statements, including commitments to extend credit. At December 31, 2006, commitments to extend credit totaled $63.8 million and standby letters of credit totaled $1.2 million.

Commercial Lending

General. Commercial business loans and commercial real estate loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, we generally secure appropriate collateral, obtain personal guarantees from principals, and monitor the financial condition of our business borrowers. The availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. At December 31, 2006, commercial loans totaled $144.0 million, or 48.2% of the total loan portfolio.

We have implemented a credit review and monitoring system to review the cash flow of commercial borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his/her employment and other income and are secured by real estate, the value of which tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by assets, such as commercial real estate, accounts receivable, equipment and inventory.

Real Estate Loans. Commercial real estate loans may be secured by various types of commercial real estate in Millennium's market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers, and churches. In its underwriting of commercial real estate, the Bank may lend up to 80% of the secured property's appraised value. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and generally requires personal guarantees or endorsements of borrowers. At December 31, 2006, commercial real estate loans totaled $125.5 million, or 42.0% of the total loan portfolio.

Construction Loans. Our loan policy allows for local construction loans, primarily to individual small builders on a limited basis. At December 31, 2006, there was $55.2 million in construction and land development loans outstanding in the commercial real estate loan portfolio. The Bank will obtain a first lien on the property as security for its construction loans and personal guarantees from the borrower's principal owners.

Small Business Lending. Today, the principal activity of the Bank's commercial loan division is the origination of commercial mortgage and non-mortgage loans to small and medium sized businesses. We regularly use various loan guarantee programs offered through the Small Business Administration, including the 504 loan program, which is intended to help small and medium sized businesses avoid large down payments and floating interest rates that are typically associated with purchases of fixed assets used to expand operations. Whenever possible, the 504-loan program provides long-term and fixed rate financing for investment in fixed assets, primarily real estate and large/heavy equipment. At December 31, 2006, Small Business Administration loans totaled approximately $16.2 million.

One-to-Four-Family Residential Real Estate Lending

We may retain in our portfolio loans secured by one-to-four-family residences, some of which are located in our market area. We also may retain non-conforming adjustable rate mortgages for consumers that do not reside in our market area.

We evaluate both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. We make first mortgage loans in amounts of up to 100% LTV of the appraised value of the underlying real estate, but retain in our portfolio some loans with an 80% LTV or less appraised value. We retain some second mortgage loans secured by property in various market areas. Second mortgage loans with a loan to value ratio over 95% are underwritten to institutional investor guidelines. For conventional loans in excess of 80% loan to value, private mortgage insurance is secured insuring the mortgage loans to 75% loan to value.

Our current one-to-four-family residential adjustable rate mortgage loans have interest rates that adjust every 1, 3, 5, or 7 years, based on a spread over the rates on one-year U.S. Treasury bills. Millennium's adjustable rate mortgage loans generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate at the time the loans are made of up to 6% over the original interest rate. Borrowers are qualified at the first year interest rate plus 2%. There are risks resulting from increased costs to a borrower as a result of the periodic repricing mechanisms of these loans. Despite the benefits of adjustable rate mortgage loans to an institution's asset/liability management, they pose additional risks, primarily because as interest rates rise, the underlying payments by the borrowers rise, increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. We minimize these risks by underwriting these loans to be sold in the secondary mortgage market.

Millennium requires title opinions and fire and casualty insurance coverage, as well as title insurance and flood insurance where appropriate, to protect Millennium's interest. The borrower pays the cost of this insurance coverage. We typically require escrows for taxes and insurance.

Consumer Lending

Millennium offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, letters of credit, home equity loans and beginning in 2006,marine loans. Such loans are generally made to customers with a pre-existing relationship with Millennium or to new customers in the greater Washington, D.C. area including Maryland and Virginia. Marine loans are also originated through a channel of approved dealers and brokers.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of unsecured consumer loans, such as lines of credit, or loans secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income for primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount. Only fiberglass hull power boats and sail boats are considered under the marine lending program.

Employees

At December 31, 2006, Millennium had 78 full-time equivalent employees. None of our employees are represented by a collective bargaining unit or union. Millennium believes that its relations with employees are satisfactory.

Supervision and Regulation

General. As a financial holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare. These laws are intended primarily to protect depositors and customers of the Bank, not shareholders of Millennium. Our bank subsidiary is also subject to various consumer and compliance laws. As a national bank, Millennium Bank is subject to primary regulation, supervision and examination by the Office of the Comptroller of the Currency.

The following description summarizes the significant federal and state laws applicable to us. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. The activities of a bank holding company are generally limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and

- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of banking include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

Under the Gramm-Leach-Bliley Act, which is discussed in more detail below, a bank holding company that satisfies certain criteria may elect to become a "financial holding company" and engage in a broader range of activities. With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;

- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and if the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

Gramm-Leach Bliley Act. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating. We became a financial holding company after the MOU was lifted in April 2004.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the OCC for national bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Payment of Dividends. We are a legal entity separate and distinct from our banking and other subsidiaries. Virtually all of our revenues will result from dividends paid to us by our bank subsidiary, Millennium Bank. Our bank subsidiary is subject to laws and regulations that limit the amount of dividends that it can pay. Under the National Bank Act, a national bank may not declare a dividend in excess of its undivided profits, which means that Millennium Bank must recover any accumulated losses before it may pay a dividend to us. Additionally, Millennium Bank may not declare a dividend to us if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. Millennium Bank may not declare or pay any dividend if, after making the dividend, the national bank would be "undercapitalized," as defined in the federal regulations.

Both the OCC and the FDIC have the general authority to limit the dividends paid by national banks and insured banks if the payment is deemed an unsafe and unsound practice. Both the OCC and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. The Federal Reserve has indicated that a bank holding company, generally, should pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Virginia law also imposes some restrictions on our ability to pay dividends. See Item 5. "Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities" below for more information on these restrictions.

Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of our bank subsidiary are insured by the FDIC up to the limits set forth under applicable law. The deposits of our bank subsidiary are subject to the deposit insurance assessments of the Deposit Insurance Fund, or "DIF", of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.

The FDIC modified its risk-based deposit insurance assessment system under authority granted by the Federal Deposit Insurance Reform Act of 2005. Under the revised system, insured institutions are assigned to one of four risk categories based on regulatory capital levels, supervisory evaluations, and certain other factors. Under the new rules, all insured depository institutions will pay deposit insurance premiums, currently ranging between 5 and 7 basis points on an institution's assessment base for institutions in risk category 1, the healthiest institutions, to 43 basis points on an institution's assessment base for the riskiest institutions. These rates may be adjusted uniformly from one quarter to the next, except that no single adjustment can exceed 3 basis points. In addition to being influenced by the risk profile of the particular depository institution, FDIC premiums are also influenced by the size of the FDIC insurance fund in relation to the designated reserve ratio range. If the reserve ratio falls below 1.15 percent, or is expected to within 6 months, the FDIC must adopt a restoration plan that provides that the DIF will return to 1.15 percent within 5 years. If the reserve ratio exceeds 1.35%, the FDIC may pay dividends to insured institutions..

The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of our bank subsidiary's deposit insurance.

Capital Requirements. Each of the OCC and the Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervise. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings, qualifying perpetual preferred stock and minority interest in common equity accounts of consolidated subsidiaries, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance and pretax net unrealized holding gains on certain equity securities. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

- the Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital and Tier 2 Capital;
- the Tier 1 Risk-Based Capital ratio; and
- the leverage ratio.

Under these regulations, a national bank will be:

- "well capitalized" if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a leverage ratio of 4% or greater—or 3% in certain circumstances—and is not well capitalized;
- "undercapitalized" if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a leverage ratio of less than 4% (or 3% in certain circumstances).
- "significantly undercapitalized" if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of tangible assets.

The risk-based capital standards of each of the OCC and the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The OCC and the FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC or the FDIC. These powers include, but are not limited to, requiring the institution to add capital, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. Our bank subsidiary presently maintains sufficient capital to remain in compliance with these capital requirements.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any bank holding company or national bank, which violates the law, engages in an unsafe or unsound banking practice or which is about to engage in an unsafe and unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil money penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain action be undertaken. Under the policies of the Federal Reserve Board, we are required to serve as a source of financial strength to our subsidiary depository institution and to commit resources to support the bank in circumstances where we might not do so otherwise.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. For example, as a bank headquartered in Virginia, we may acquire a bank in Maryland, but we cannot simply establish a branch in Maryland. After a bank has acquired a branch in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our bank subsidiary.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution. For net transaction accounts in 2007, the first $8.5 million will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction accounts over $8.5 million up to and including $45.8 million. A 10% reserve ratio will be applied to amounts in net transaction accounts in excess of $45.8 million. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board's Regulation W. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Section 23A

(i) limits the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) requires that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to "covered transaction" as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least as favorable, to the bank as those provided to nonaffiliates.

Loans to Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O, any loan to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and the entities controlled by such person, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. For Millennium Bank, the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C., which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 1A. RISK FACTORS

Risks Associated with Millennium

Wind down of mortgage operations and subsequent disposition of remaining held for sale loans and repurchase obligations could result in additional losses over and above amounts already reserved.

We determined that it was in our best interest to wind down our mortgage operating subsidiaries as of December 31, 2006 due, in part to credit quality issues that surfaced in the subprime sector of our held for sale portfolio during the fourth quarter 2006. The subprime sector of the held for sale portfolio included loans that carried a higher level of risk because the loans were made to individuals who would not otherwise qualify for traditional loan products. At year-end we established reserves of $3.0 million associated with the remaining loans held for sale from these operations and reserves of $2.9 million associated with potential repurchase exposure on loans already sold to investors. While management believes it has isolated and identified its loss exposure at December 31, 2006, there is inherent imprecision in the estimation of losses and therefore there can be no assurance that additional reserves may not be required in future periods. The effects of an economic slowdown, continued softness in the housing market, rising interest rates and events that affect specifically the geographic areas in which the loans are made are all factors that could increase the loss exposure and could result in additional losses reflected in the operating results of future periods.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on our results of operation and financial condition.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control we may discover material weaknesses or significant deficiencies in our internal control as defined under standards adopted by the Public Company Accounting Oversight Board that require remediation.

As of December 31, 2006, we determined that it was in our best interest to wind down our mortgage operating subsidiaries. It was our desire to focus exclusively on core banking activities going forward to eliminate, going forward, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the held for sale loan portfolio during the fourth quarter. As a result, in connection with the evaluation of our disclosure controls and procedures as of December 31, 2006, we determined that there was a material weakness in our internal control over financial reporting as of that date arising from our inability to identify promptly these credit quality issues. Under the PCAOB standards, a "material weakness" is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We have provided additional information on this material weakness, including our remediation of it, in Item 9A. "Controls and Procedures" of this report on Form 10-K.

We cannot make any assurances that other internal or disclosure control deficiencies might not be identified. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

A large percentage of our loans are secured by real estate, and an adverse change in the real estate market may result in losses and adversely affect our profitability.

Approximately 89% of our loan portfolio, as of December 31, 2006 was comprised of loans secured by real estate. In addition, loans held for sale of $37.7 million at December 31, 2006 consist of loans secured by residential real estate. An adverse change in the economy affecting values of real estate generally or in our market areas specifically could impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. As a result, our profitability and financial condition could be negatively impacted by an adverse change in the real estate market.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business and financial results

On April 4, 2007 we announced the hiring of Richard I. Linhart to succeed Carroll C. Markley as President and Chief Executive Officer. Mr. Linhart previously served as Senior Executive Vice President and Chief Operating Officer for James Monroe Bancorp. He is expected to join us in mid-July 2007. Dale G. Phelps, our Chief Financial Officer, was appointed to an interim role as President and Chief Executive Officer until Mr. Linhart's arrival. Mr. Phelps has over 29 years of experience in the financial services industry. Concurrently, John F. Novak was appointed to serve as Chief Operating Officer until Mr. Linhart's arrival. Mr. Novak has over 38 years of experience in the financial services industry. Our success is dependent upon the continued service and skills of these individuals as well as other senior officers. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings and capital levels.

The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our earnings are significantly dependent on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us and our earnings may be negatively affected.

An increase in the general level of interest rates may also, among other things, reduce the demand for loans and our ability to originate loans. Conversely, a decrease in the general level of interest rates, among other things, may lead to an increase in prepayments on our loans and increased competition for deposits. Accordingly, changes in the general level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan portfolios and our overall results.

Although our asset-liability management strategy is designed to control our risk from changes in the general level of market interest rates, market interest rates are affected by many factors outside of our control, including inflation, recession, changes in unemployment, money supply and international disorder and instability in domestic and foreign financial markets. It is quite possible that significant changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business.

Market conditions may adversely affect our ability to continue to rely on brokered deposits as a source of funds and cause us to seek alternative sources that may not be on terms favorable to us.

We solicit deposits from brokers because our banking offices do not attract enough deposits to fund all of the loans that we make. These "brokered deposits" represent funds that brokers gather from third parties and package in batches in order to find higher interest rates than are typically available for certificates of deposits with large balances, as compared to individually deposited smaller denomination deposits. Deposit holders then earn a higher rate on the money that they have invested, and the broker charges a fee for its service. Brokered deposits are available in bulk, and they do not require any investments in branch offices or branch personnel or spending for marketing or education of employees. At December 31, 2006, $74.2 million of our deposits were brokered deposits. The weighted average interest rate on our brokered deposits was 5.09% at December 31, 2006.

Brokered deposits are normally more costly than traditional core deposits, as they carry a higher blended interest rate. If market conditions change, brokers may transfer deposited funds from us into other investments or demand higher interest rates for new deposits. Moreover, brokers operate in a national market and will place funds with banks that offer to pay the highest interest rates. Unlike businesses and individuals who bank with us in our market, there is no basis for a business relationship with deposit brokers that would provide a stable deposit base. There is a higher likelihood that, unlike deposits from our local customers, the funds that brokered deposits provide us will not remain with us after maturity.

We could be confronted with the choice of curtailing our lending activity or paying above market interest rates in order to attract and retain deposits. Either action could reduce our net income. Any inability to keep our deposit growth on pace with the growth in our loan portfolio may affect our net income. In this situation, we may need to obtain alternative sources of funding, which may or may not be available to us on terms that we would consider favorable.

Government regulations may adversely affect our ability to continue to rely on brokered deposits as a source of funds and cause us to curtail our mortgage banking business.

Federal Deposit Insurance Corporation regulations could affect our ability to continue to accept brokered deposits. A well-capitalized bank (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. Undercapitalized banks (those that fail to meet minimum regulatory capital requirements) may not accept brokered deposits, and adequately capitalized banks (those that are not well-capitalized or undercapitalized) may only accept such deposits with the consent of the FDIC. Millennium Bank currently is well-capitalized and, therefore, may accept brokered deposits without restriction. If, as a result of rapid asset growth or unanticipated losses, Millennium Bank ceased to be well-capitalized, the FDIC might not permit it to maintain its desired level of brokered deposits. If it were required to reduce its level of brokered deposits, Millennium Bank also would have to reduce its assets and, most likely, curtail its mortgage banking business. Any reduction could have an adverse effect on our revenues.

Our profitability depends significantly on local economic conditions.

Our success depends primarily on the general economic conditions of the geographic markets in which we operate. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the northern Virginia and Richmond, Virginia area. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay their loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic calamities, unemployment or other factors could impact these local economic conditions and negatively affect our financial results.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets.

A significant portion of our loan portfolio is secured by real property. There is a risk that hazardous or toxic waste could be found on the properties that secure our loans. If we acquire such properties as a result of foreclosure, we could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and adversely affect our profitability. Although we have policies and procedures that require us to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We are exposed to the risk that our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to fully compensate the bank for the outstanding balance of the loan plus the costs to dispose of the collateral. We may experience significant loan losses, which could have a material adverse effect on our operating results and financial condition. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of our loan portfolio by the external loan review.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance would materially decrease net income.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material negative effect on our operating results and financial condition.

Our small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the central and northern Virginia area or the other markets in which we operate, our results of operations and financial condition may be negatively affected.

An interruption in or breach in security of our information systems may result in a loss of customer business.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposits, servicing or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us. The occurrence of any failures or interruptions could result in a loss of customer business and have a negative effect on our results of operations and financial condition.

Our growth strategy may not be successful, and that could have an adverse effect on the value of your common stock.

Our business strategy calls for us to take advantage of our existing investments in facilities and personnel by growing in our existing banking market and expanding into new markets if appropriate opportunities arise. We may not be successful in increasing the volume of our loans and deposits at acceptable risk levels and on acceptable terms, in expanding our asset base to a targeted size, or in managing the costs and implementation risks associated with our growth strategy. Even if we successfully increase our capital, increasing the volume of our loans will require that we be able to fund that increase through additional deposits we accept in our market or through brokers, or through other funding sources, such as borrowings. In addition, we may not be able to maintain capital sufficient to support our continued growth and may not be able to fund any particular amount of increase in our loans.

If we need additional capital in the future, we may not be able to obtain it on terms that are favorable, which may limit our growth.

We anticipate that we will support our growth strategy through additional deposits at new branch locations and investment opportunities. It is possible that we may need to raise additional capital to support our future growth. Our ability to raise capital through borrowings or the sale of securities will depend primarily upon our financial condition and the conditions of financial markets at the time. We cannot make any assurance that additional capital would be available on terms satisfactory to us or at all. The failure to raise additional capital on terms that are favorable to us or at all may force us to limit our growth strategy.

Risks Associated With Our Industry

We face strong competition from other financial institutions and financial service companies, which could adversely affect our operations and financial condition.

We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services than we do. We also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, each of which may offer more favorable financing than we are able to provide. Some of our nonbank competitors are not subject to the same extensive regulations that govern us. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our results of operations and financial condition.

We operate in a highly regulated environment and, as a result, are subject to extensive regulation and supervision that could adversely affect our financial performance, and we may be adversely affected by changes in federal and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us, our subsidiaries, and our operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, or the powers, authority and operations of Millennium Bank, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us.

ITEM 1B UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 2. PROPERTIES

Millennium conducts its business from its main office in Reston, Virginia, six other branch banking offices and one loan production office. Majority owned subsidiaries occupy space that is not an obligation of Millennium and contractually provided by the minority owner. The following table provides certain information with respect to our properties:

Location	Date Facility Opened	Ownership and Leasing Arrangements
Main Office:		
1601 Washington Plaza Reston, Virginia	1999	Leased from 1601 Washington Plaza, LLC, a Virginia limited liability company, the members of which are also Millennium shareholders. Lease expires in 2010, subject to Millennium's right to renew for an additional 10-year term.
Branch Offices:		
1025-K Seneca Road Great Falls, Virginia	2001	Lease from Tectum, LLC expires in 2010, subject to Millennium's right to renew for two additional five-year terms.
1051 Elden Street Herndon, Virginia	2001	Leased from 1051 Elden Street, LLC, a Virginia limited liability company, the members of which are also Millennium shareholders. Lease expires in 2013 and has three consecutive five-year renewal options.
11260 Roger Bacon Drive Reston, Virginia	2002	Leased from Roger Bacon Associates Limited Partnership. Lease expires in 2007 and has four consecutive five-year renewal options.
8821 West Broad Street Richmond, Virginia	2002	Leased from individual. Lease expires in 2009 and has two consecutive five-year renewal options.
3400 Boulevard Colonial Heights, Virginia	2002	Leased from individual. Lease expires in 2007 and has two consecutive five-year renewal options.
11A Main Street Warrenton VA, 20186	2004	Leased from Corinth Investments, LLC. Lease expires in 2009 and has five consecutive three year renewal options.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

ITEM 3. LEGAL PROCEEDINGS

In the course of our operations, we may become a party to legal proceedings arising from the banking, financial, and other activities it conducts. Management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on Millennium's financial condition, operating results or liquidity.

On July 14, 2006, a lawsuit was filed in the Circuit Court for the City of Alexandria, Virginia by a former management employee of Millennium Capital, Inc., an indirect subsidiary of Millennium, alleging, among other things, that Millennium Capital, Millennium Bank, N.A., a direct wholly owned subsidiary of Millennium, and Anita L. Shull, the then Executive Vice President and Chief Operating Officer Millennium and President and Chief Operating Officer of Millennium Bank breached certain obligations to the former management employee related to the terms of his business and compensation arrangements within Millennium's mortgage operations. The former employee further alleged that, during the course of a personal relationship between he and Ms. Shull, she made certain promises to him regarding his prospective management role with Millennium Capital and that these promises also were not honored. In the lawsuit, the former employee was seeking, among other things, damages in the amount of $3.38 million, including rescission of an $880,000 personal loan from Millennium Bank to the former employee, and an accounting with respect to amounts allegedly owed him by Millennium Bank and Millennium Capital. The allegations of the former employee, and the existence of an on-going investigation into these matters by the Board of Directors of Millennium, were previously reported by Millennium in a Current Report on Form 8-K dated June 7, 2006.

At year-end 2006, Millennium reached a settlement in this lawsuit. In response to the lawsuit, Millennium had filed motions to dismiss or otherwise challenge all of the alleged claims that sought monetary relief. While those motions were pending, the parties reached a settlement under terms that did not result in a material charge to Millennium. The lawsuit was dismissed with prejudice.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Millennium held its Annual Meeting of Shareholders on Thursday, September 28, 2006 in Reston, Virginia. The shareholders elected four directors for terms of three years each and ratified the appointment of Crowe Chizek and Company LLC as Millennium's independent auditors for 2006.

The votes cast for or withheld for the election of the directors were as follows:

NAME	FOR	WITHHELD
William P. Haggerty	7,930,793	98,864
David M.W. Harvey	7,921,669	107,988
Carroll C. Markley	6,055,060	1,974,597
Joseph W. Paulini	7,074,478	955,179

The votes cast for, against or abstain for the ratification of the appointment of the firm of Crowe Chizek and Company LLC as Millennium's independent auditors for 2006 were as follows:

FOR	AGAINST	ABSTAIN
7,364,316	81,087	584,254

There were no matters presented to Millennium's shareholders during the quarter ended December 31, 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices and Dividends

Our common stock has been listed for quotation on the Nasdaq Capital Market (formerly known as the Nasdaq Small Cap Market) under the symbol "MBVA" since February 6, 2002, following our initial public offering at $6.00 per share. As of March 16, 2007, our common stock was held by 108 shareholders of record and 987 beneficial holders who own shares in street name.

The high and low sale prices per share for our common stock for each quarter of 2006 and 2005, as well as the amount of cash dividends per share we declared in each quarter, were as follows:

	High	Low	Dividend
2006			
1st Quarter	9.85	8.40	.02
2nd Quarter	9.65	8.60	.02
3rd Quarter	9.29	8.22	.02
4th Quarter	9.35	8.12	.02
2005			
1st Quarter	9.00	8.02	--
2nd Quarter	8.47	6.50	--
3rd Quarter	8.00	7.10	--
4th Quarter	8.70	7.14	--

Dividend Policy

Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future consolidated earnings, financial condition, liquidity and capital requirements of both Millennium and Millennium Bank, applicable governmental regulations and policies and other factors deemed relevant by our board of directors. During the first quarter of 2006, Millennium declared its first quarterly dividend since it began operations in 1999.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiary bank to pay dividends to us. As a national bank, Millennium Bank is subject to certain restrictions on our reserves and capital imposed by federal banking statutes and regulations. Furthermore, under Virginia law, we may not declare or pay a cash dividend on our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Item 1. Business – Government Supervision and Regulation – Payment of Dividends" above.

Stock Repurchases

We did not repurchase any shares of our common stock during any quarter of the year ended December 31, 2006. The Board of Directors approved a stock repurchase program on April 6, 2007. Under the program, we may repurchase up to 446,314 shares of our common stock, which represents 5% of the outstanding shares of common stock. The executive committee of the Board of Directors will administer the program, which does not have an expiration date. Any repurchased stock will become authorized and unissued stock available for future issuance by us.

Stock Performance Graph

Set forth below is a graph comparing the total return of Millennium common stock, The Nasdaq Stock Market index and Nasdaq Bank Stocks index. The graph assumes $100 invested on February 7, 2002 in Millennium common stock, the first day that Millennium common stock traded on the Nasdaq Stock Market, and each of the indexes, and the reinvestment of dividends.


Comparison of Cumulative Total Return
200
150
100
50
0
Dollars
Feb-02 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06
Millennium Bankshares
NASDAQ Stock
NASDAQ Bank

	Cumulative Total Return Fore Period Ending					
	2/02	12/02	12/03	12/04	12/05	12/06
MILLENNIUM BANKSHARES CORPORATION	100	100.93	123.72	139.53	134.11	144.50
NASDAQ STOCK MARKET	100	75.62	113.06	123.04	125.66	138.05
NASDAQ BANK STOCKS	100	103.72	133.43	152.69	149.17	167.41

The Nasdaq Stock Market index consists of all domestic shares traded on the Nasdaq Stock Market The Nasdaq Bank Stocks index consists of shares traded on the Nasdaq Stock Market with a Standard Business Classification code of 6020 and 6712 only.

ITEM 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2006. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

Summary Consolidated Financial Data

(dollars in thousands expect share amounts)	As of and for the Years Ended December 31, 2006	2005	2004	2003	2002
Income Statement Data					
Interest income	$ 29,105	$ 23,581	$ 16,840	$ 15,088	$ 11,664
Interest expense	17,383	10,983	6,004	6,138	5,087
Net interest income	11,722	12,598	10,836	8,950	6,577
Provision for loan losses	(19)	412	271	687	3,253
Net interest income after provision for loan losses	11,741	12,186	10,565	8,263	3,324
Noninterest income	1,531	1,464	1,743	1,431	2,757
Noninterest expense	10,274	11,825	8,737	7,137	7,859
Income (loss) before income tax	2,998	1,825	3,571	2,557	(1,778)
Income tax	484	514	1,211	869	(604)
Income from continuing operations	2,514	1,311	2,360	1,688	(1,174)
Income (loss) from discontinued operations	(2,995)	323	(351)	(723)	(2,271)
Net Income (loss)	$ (481)	$ 1,634	$ 2,009	$ 965	$ (3,445)
Per Share Data					
Net income -continuing operations - basic	$ .28	$ 0.15	$ 0.34	$ 0.48	$ (0.34)
Net income -continuing operations- diluted	.28	0.15	0.32	0.40	(0.34)
Net income - discontinued operations basic	(.34)	0.04	(0.05)	(0.20)	(0.66)
Net income - discontinued operations- diluted	(.33)	0.04	(0.05)	(0.17)	(0.66)
Net income-basic	(.05)	.019	0.29	0.27	(1.00)
Net income-diluted	(.05)	.018	0.27	0.23	(1.00)
Cash dividends declared	.08	--	--	--	--
Book value per share	5.33	5.39	5.37	4.37	4.39
Balance Sheet Data					
Assets	$ 591,542	$ 421,515	$ 371,858	$ 313,396	$ 306,341
Loans, net (1)	295,057	248,203	246,919	205,913	174,351
Securities	177,152	128,365	86,219	89,359	54,577
Deposits	482,729	298,996	280,833	272,113	258,509
Shareholders' equity	47,552	47,693	47,111	15,918	15,502
Shares outstanding	8,926,291	8,848,329	8,780,459	3,642,818	3,531,778
Performance Ratios					
Return on average assets (2)	(.10) %	0.39 %	0.59 %	0.31 %	(1.28) %
Return on average shareholders' equity (2)	(.99)	3.36	5.44	6.20	(20.07)
Average equity to average assets	9.86	11.72	10.83	4.96	6.36
Net interest margin (2)	2.85	3.24	3.37	3.16	3.18
Allowance for loan losses to loans (3)	1.11	1.18	1.05	1.40	1.44
Asset Quality Ratios					
Net charge-offs to average loans outstanding (3)...	(.02) %	0.05 %	0.16 %	0.51 %	0.52 %
Non-performing loans to period-end loans (4)	.88	0.22	0.30	0.07	0.23
Non-performing assets to total assets (4)	.51	0.14	0.22	0.05	0.18
Allowance for loan losses to non-performing loans(4)...	111.50	537.62	355.84	2,093.84	638.50
Liquidity and Capital Ratios:					
Risk-based:					
Tier 1 capital	9.74 %	19.38 %	21.95 %	9.73 %	9.88 %
Total capital	16.75	20.46	23.10	12.78	13.48
Average loans to average deposits	82.09	94.13	95.60	81.83	92.89
Average shares outstanding					
Basic	8,902,634	8,798,106	7,037,771	3,551,251	3,456,674
Diluted	9,115,857	8,939,052	7,356,247	4,198,661	3,456,674

(1) Excludes loans held for sale.
(2) On an annualized basis.
(3) Includes loans held for sale.
(4) Non-performing loans do not include loans past due 90 or more days but still accruing.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

Millennium Bankshares Corporation is a bank holding company headquartered in Reston, Virginia. We were incorporated in 1998 and began operations in April 1999. We provide services through our principal operating subsidiary, Millennium Bank. We presently operate seven banking offices, all in Virginia. Two offices are in Reston, one each is in Great Falls, Herndon, and Warrenton, and two are in the Richmond, Virginia area. We also have a loan production office located in Fredericksburg, Virginia. We are a community bank providing a broad range of commercial and retail banking services designed to meet the needs of businesses and consumers in the communities we serve. We emphasize local decision-making within our organization and provide personal service to our customers. By combining the technological support, products and services that our customers demand with direct access to senior management and responsive customer service, we work to foster a business and consumer banking environment that allows us to effectively compete in our particular market with other financial institutions of all sizes.

Our operating revenues are derived primarily from interest earned on loans and investment securities portfolio net of interest paid on deposit products and borrowings. Millennium also receives revenue from sales of Small Business Administration loans and fee income from loans, deposits and other banking products.

Millennium continues to seek and evaluate additional expansion alternatives either through loan production offices or new branch locations. The new branch locations can be a prior branch location purchased from an existing institution or a de novo site determined to best suit our strategic plans. In addition, we intend to consider various strategic acquisitions of banks, banking assets or financial service entities related to banking in our geographical areas that management believes would complement and increase our existing business lines, or expansion into new market areas or product lines that management determines would be in the best interest of Millennium and its shareholders.

As of December 31, 2006, we determined that it was in our best interest to wind down our mortgage operating subsidiaries. It was our desire to focus exclusively on core banking activities going forward to eliminate, going forward, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the held for sale loan portfolio during the fourth quarter. Accordingly, the results of our mortgage operations are presented in a separate category on the income statement following the results from continuing operations. As a result of charges in excess of $6.0 million that were recorded in conjunction with the wind down of mortgage operations, we reported a net loss of $3.1 million for the quarter ended December 31, 2006 and a net loss of $481,000 for the year ended December 31, 2006.

The following presents management's discussion and analysis of our consolidated financial condition at December 31, 2006 and 2005 and the results of our operations for the years ended December 31, 2006, 2005 and 2004. The discussion should be read in conjunction with the accompanying consolidated financial statements presented elsewhere in this Form 10-K.

Critical Accounting Policies

General

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon our accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the accompanying Consolidated Financial Statements presented elsewhere in this Form 10-K.

Allowance for Loan Losses

Millennium monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan portfolio. Millennium maintains policies and procedures that address the systems of control over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance that the allowance for loan losses is maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

Millennium evaluates various loans individually for impairment as required by Statement of Financial Accounting Standard (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies (SFAS 5), with a group of loans that have similar characteristics.

For loans without individual measures of impairment, Millennium makes estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loan losses. This estimate of losses is compared to the allowance for loan losses of Millennium as of the evaluation date and, if the estimate of losses exceeds the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses were below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. Millennium recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

Financial Summary

For the year ended December 31, 2006, Millennium reported income from continuing operations of $2.5 million, or $0.27 per diluted share, compared to income from continuing operations of $1.3 million, or $0.15 per diluted share for the same period in 2005.

As a result of charges in excess of $6.0 million that were recorded in conjunction with the wind down of mortgage operations, we reported a net loss of $3.1 million for the quarter ended December 31, 2006 and a net loss of $481,000 for the year. Further information regarding discontinued operations can be found under the subheading "Discontinued Operations" within this Item.

A significant focus in 2005 was centered on the acquisition of Albemarle First Bank, Charlottesville, Virginia. This acquisition, however, was terminated on November 28, 2005 due to our failure to receive requisite shareholder approval. Income from continuing operations for the year ended 2005 was negatively impacted by after tax charges of $339 thousand related to writing off transaction costs associated with the terminated acquisition. In 2005, Millennium also incurred after tax securities losses of $137 thousand in a transaction designed to improve the investment portfolio risk profile.

Total assets increased to $591.5 million at December 31, 2006, compared to $421.5 million at December 31, 2005, representing an increase of $170.0 million or 40.3%. Loans including loans held for sale, net of allowance for loan losses at December 31, 2006 were $332.8 million, an increase of $62.6 million from the December 31, 2005 balance of $270.2 million. Loans held for sale increased $15.7 million while the Bank's portfolio increased by $46.9 million. The investment portfolio increased by $48.8 million at December 31, 2006 as compared to the prior year ended December 31, 2005. The increase was reflected primarily in two sectors: states and political subdivisions and mortgage-backed securities, as Millennium sought to improve portfolio diversification and the overall risk profile. Total deposits reached $482.7 million at December 31, 2006, a $103.7 million increase over the prior year-end with the bulk of the increase in total deposits reflected in time deposits.

Shareholders' equity was $47.6 million at December 31, 2006 compared with $47.7 million at December 31, 2005. Book value per share was $5.33 at December 31, 2006 and $5.39 at December 31, 2005.

Net Interest Income

Net interest income is the largest component of our earnings and is equal to the amount by which interest income exceeds interest expense. Interest earning assets consist primarily of loans and securities, while deposits and borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of assets and liabilities, as well as changes in the yields and rates paid, determine changes in net interest income. The net interest margin is calculated by dividing net interest income by average interest earning assets.

Net interest income on a fully taxable-equivalent basis attributable to continuing operations was $12.5 million in 2006, $12.7 million in 2005 and $10.8 million in 2004. Net interest income from discontinued operations was $867,000 in 2006, $176,000 in 2005 and $380,000 in 2004. The net interest income from discontinued operations is attributable to average loans held for sale which is included in the table that follows in loans.

As reflected in the following table, net interest income on a fully taxable-equivalent basis was $13.4 million for the year ended December 31, 2006 compared to $12.9 million for the same period in 2005. Interest income for the year ended December 31, 2006 was $32.4 million, up from $24.2 million for the same period last year. The interest income increase was attributable to an 18.2% increase in average earning assets coupled with an 81 basis point increase in gross yield. Of the $8.2 million increase in interest income, $4.4 million was attributable to volume and $3.8 million was attributable to rate changes. Growth in interest income would have been more pronounced except that the composition of average earning assets shifted to a higher percentage of investment securities. Additional funds were deployed in the investment portfolio to reduce the overall interest rate exposure in a declining rate scenario. Loan yield increased 99 basis points as existing variable rate loans tied to prime repriced upward concurrent with the continuing tightening of short-term rates by the Federal Open Market Committee, which tends to cause increases in the prime rate, and as new volume was originated in a rising rate environment. Average loans increased 8.8% while average securities increased 33.5%. Interest expense increased $7.7 million as the average balance of deposits and borrowed funds increased as well as the rates paid thereon. Most of the increased funding for earning assets was concentrated in higher-rate certificates of deposit, the rate paid on interest-bearing liabilities increased in greater magnitude than earning asset yield. The increase in rates paid on interest-bearing liabilities was also influenced by intense competition, the implementation of a more aggressive deposit pricing strategy and the negative effects of the inverted yield curve. Funding of earning assets from interest free sources also declined from 14.4% for the year ended December 31, 2005 to 12.1% for the same period this year. Millennium is continuing its focus in 2007 on deposit initiatives designed to generate higher volumes of lower cost demand and transaction accounts. The net interest margin decreased by 39 basis points to 2.85% for the year ended December 31, 2006 as compared to 3.24% for the same period in 2005.

The following tables set forth average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense and corresponding weighted average yields and costs.

(Dollars in thousands)	December 31, 2006			December 31, 2005			December 31, 2004		
	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate	Average Balances	Earnings/ Expense	Yield/ Rate
Assets:									
Interest Earning Assets									
Loans, net of unearned discounts (1)	$306,019	$24,041	7.86%	$281,248	$19,320	6.87%	$253,573	$15,300	6.03%
Securities (2)	152,571	7,780	5.10%	114,244	4,820	4.22%	76,416	3,032	3.97%
Federal funds sold	10,838	565	5.21%	1,718	37	2.15%	3,184	40	1.26%
Total interest earning assets	469,428	32,386	6.90%	397,210	$24,177	6.09%	333,173	$18,372	5.51%
Other assets	24,714			18,146			7,683		
Total assets	$494,142			$415,356			$340,856		
Liabilities									
Interest-bearing deposits	$342,867	$15,250	4.45%	$274,200	$8,562	3.12%	$245,363	$6,094	2.48%
Borrowed funds	69,979	3,775	5.39%	65,714	2,737	4.17%	37,401	1,061	2.84%
Total interest-bearing liabilities	412,846	19,025	4.61%	339,914	11,299	3.32%	282,764	7,155	2.53%
Liabilities:									
Demand deposits	29,902			24,589			19,883		
Other liabilities	2,640			2,156			1,297		
Total liabilities	445,388			366,659			303,944		
Shareholders' equity	48,754			48,697			36,912		
Total liabilities and shareholders' equity	$494,142			$415,356			$340,856		
Net interest income		$13,361			$12,878			$11,217	
Interest spread (3)			2.29%			2.77%			2.98%
Net interest yield on earning assets (4)			2.85%			3.24%			3.37%

(1) Includes loans held for sale.
(2) Income computed on a fully tax-equivalent basis.
(3) Interest spread is the average yield earned on earning assets less the average rate paid on interest bearing liabilities.
(4) Net interest margin is net interest income expressed as a percentage of average earning assets.

The following table describes the impact on Millennium's interest income resulting from changes in average balances and average rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	December 31, 2006 vs. 2005			December 31, 2005 vs. 2004		
(Dollars in thousands)						
	Due to Volume	Change in Rate	Total	Due to Volume	Change in Rate	Total
Interest Earned On:						
Loans	$1,946	$2,775	$4,721	$1,901	$2,119	$4,020
Securities	1,954	1,006	2,960	1,596	192	1,788
Federal Funds Sold	475	53	528	(32)	29	(3)
Total interest earned on interest-bearing assets	4,375	3,834	8,209	3,465	2,340	5,805
Interest Paid On:						
Interest-bearing deposits	3,054	3,634	6,688	900	1,568	2,468
Borrowed funds	230	808	1,038	1,179	497	1,676
Total interest paid on Interest-bearing liabilities	3,284	4,442	7,726	2,079	2,065	4,144
Net interest income	$1,091	$(608)	$483	$1,386	$275	$1,661

Investments

At December 31, 2006, Millennium had $177.2 million in total available for sale securities, an increase of 38.0% from $128.4 million at December 31, 2005. Increases were reflected in all investment sectors however the increase in available for sale securities since year-end 2005 was more heavily concentrated in mortgage-backed securities and obligations of states and political subdivisions. The increase in these two sectors was reflective of on-going efforts to further improve portfolio diversification and the overall risk profile.

The following tables show the amortized cost and fair market value of investment securities at the dates indicated.

	December 31, 2006		December 31, 2005		December 31, 2004	
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
(Dollars in thousands)						
Available for sale						
U. S. Government and Agency securities	$72,160	$70,597	$60,287	$58,315	$62,636	$61,690
Mortgage-backed securities	50,716	50,014	33,702	32,886	21,866	21,781
States and political Subdivisions	43,695	43,364	25,409	25,026	-	-
Other	8,802	8,728	7,584	7,587	-	-
Total debt securities	175,373	172,703	126,982	123,814	84,502	83,471
Equity securities	4,449	4,449	4,551	4,551	2,748	2,748
Total	$179,822	$177,152	$131,533	$128,365	$87,250	$86,219

The following table sets forth the maturity distribution and weighted average tax-equivalent yields, based on contractual maturity, of all debt securities in the securities available for sale portfolio based on amortized cost as of December 31, 2006. Actual maturities for mortgage-backed securities will vary based on the level of prepayments in the underlying mortgage pools.

(Dollars in thousands)	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 years	After 10 years	Total
U. S. Government and Agency securities	$1,000	$34,026	$34,462	$ 2,672	$ 72,160
Mortgage-backed securities	-	4,423	6,263	40,030	50,716
States and political Subdivisions	-	-	7,116	36,579	43,695
Other	-	-	-	8,802	8,802
Total Debt Securities	$1,000	$38,449	$47,841	$88,083	$175,373
U. S. Government and Agency securities	3.5%	4.27%	4.46%	5.46%	4.39%
Mortgage-backed securities	-%	3.27%	4.51%	5.31%	5.03%
States and political Subdivisions	-%	-%	5.56%	6.15%	6.05%
Other	-%	-%	-%	6.57%	6.57%
Total tax-equivalent yield	3.5%	4.15%	4.63%	5.79%	5.10%

There are no securities with a single issuer for which the amortized cost in the aggregate exceeds 10% of shareholders' equity.

Loans

Net loans consist of total loans, deferred loan fees and the allowance for loan losses and include loans held for sale. Net loans were $332.8 million at December 31, 2006, an increase of 23.1% from December 31, 2005.

The following table sets forth the composition of Millennium's loan portfolio at the dates indicated.

	December 31,				
	2006	2005	2004	2003	2002
(Dollars in thousands)					
Loans held for sale	$37,728	$ 22,044	$29,337	$ 9,069	$ 64,741
Mortgage loans, net	85,929	65,919	75,547	77,330	102,289
Commercial real estate	125,540	126,325	120,021	93,819	53,391
Construction and land loans	55,245	43,368	35,570	17,318	3,926
Total real estate loans	304,442	257,656	260,475	197,536	224,347
Commercial business loans	18,502	13,180	14,688	15,466	15,446
Consumer loans	13,468	2,897	4,152	5,055	2,617
Overdrafts	22	20	13	21	13
Total loans receivable	336,434	273,753	279,328	218,078	242,423
Less:					
Deferred costs (fees)	(208)	(291)	(147)	(39)	168
Allowance for loan losses	(3,441)	(3,215)	(2,925)	(3,057)	(3,499)
Total loans receivable, net	$332,785	$270,247	$276,256	$214,982	$239,092

At December 31, 2006, increases were noted in nearly all loan sectors compared with sector balances at December 31, 2005. On a percentage basis the largest increase was realized in consumer loans as Millennium introduced a well-received boat loan product during 2006. The loan portfolio remains heavily weighted in loans secured by real estate.

The following table shows the contractual maturity of selected categories of loans at December 31, 2006. The table reflects the entire unpaid principal balance in the maturity period that includes the final loan payment date, and accordingly, does not give effect to periodic principal repayments or possible prepayments.

	December 31, 2006	
	Commercial, Financial and Agricultural	Real Estate/ Construction
(Dollars in thousands)		
Within 1 year	$10,921	$52,852
Variable Rate:		
1 to 5 years	880	35,263
After 5 years	5,636	162,618
Total	$17,437	$250,733
Fixed Rate:		
1 to 5 years	1,065	15,741
After 5 years	-	37,968
Total	$1,065	$53,709
Total Maturities	$18,502	$304,442

Asset Quality

General

Asset quality is an important factor in the successful operation of a financial institution. Banking regulations require institutions to classify their assets and to establish prudent general allowances for losses for assets classified as substandard or doubtful. For the portion of assets classified as loss, an institution is required to either establish specific allowances of 100% of the amount classified or charge such amounts off its books.

Assets which do not currently expose Millennium to sufficient risk to warrant classification in one of the aforementioned categories, but possess potential weaknesses, are required to be designated special mention by management. These loans are monitored closely so that we can mitigate our exposure to further deterioration in the asset. Millennium charges off any loans that are classified as loss.

Unless well secured and in the process of collection, Millennium places loans in a non-accrual status once they become past due greater than 90 days, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and interest may not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

Non-Performing Assets

Millennium had $3.0 million of non-accrual loans at December 31, 2006, compared to $598,000 at December 31, 2005. The following table details information concerning non-accrual, past due and restructured loans at the dates indicated:

	December 31,				
(Dollars in thousands)	2006	2005	2004	2003	2002
Non-accrual loans	$3,043	$598	$822	$146	$ 548
Foreclosed properties	74	-	-	-	-
Restructured loans	-	-	-	-	-
Total non-performing assets	$3,117	$598	$822	$146	$548
Loans past due 90 days or more and still accruing interest	$379	$166	$339	$162	$ 72

We received early payment default notifications in 2007 on residential loans originated and sold in 2006 by our mortgage operating subsidiaries. These notifications obligate us to repurchase the loans in accordance with the terms of investor agreements. As a result, the balance of nonperforming assets is expected to increase by approximately $10.0 million in 2007. Management has assigned an internal team of qualified professionals to handle the workout of these loans. We have recorded loss reserves of $2.9 million at year-end 2006 for these loans which we believe are adequate to absorb any potential loss.

Information regarding impaired loans is as follows:

	December 31,		
	2006	2005	2004
Loans with no allocated allowance for loan losses	$ -	$ -	$ -
Loans with allocated allowance for loan losses	3,043	598	175
Total	$ 3,043	$ 598	$ 175
Amount of the allowance for loan losses allocated	$ 555	$ 289	$ 44
Average investment in impaired loans	$ 1,651	$ 120	$ 49
Interest income recognized during impairment	$ -	$ -	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -	$ -

No additional funds are committed to be advanced in connection with the above impaired loans.

Delinquent and problem loans

When a borrower fails to make a required payment on a loan, Millennium attempts to cure the delinquency by contacting the borrower. A notice is mailed to the borrower after a payment is 15 days past due and again when the loan is 30 days past due. For most loans, if the delinquency is not cured within 60 days, Millennium issues a notice of intent to foreclose on the property and if the delinquency is not cured within 90 days, Millennium may institute foreclosure action. In most cases, deficiencies are cured promptly.

Allowance for losses on loans

Millennium provides valuation allowances for probable losses incurred on loans when we determine that a significant decline in the value of the collateral has occurred, and if the value of the collateral is less than the amount of the unpaid principal of the related loan plus estimated costs of acquisition and sale. In addition, Millennium also provides reserves based on the dollar amount and type of collateral securing its loans, in order to protect against unanticipated losses. A loss experience percentage is established for each loan type and is reviewed at least annually, and more frequently if we identify factors that require us to consider a change to the percentage. Each month, the loss percentage is applied to the portfolio, by product type, to determine the minimum amount of reserves required. Although management believes that it uses the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used in making the initial determinations.

An analysis of the allowance for loan losses, including charge-off activity, is presented below for the periods indicated. Net recoveries of $73,000 were experienced in 2006 versus net charge-offs of $148,000 in 2005 and accordingly, the provision for loan loss expense was lower than in 2005. Also in 2005, the provision for loan loss expense was influenced by a revision to revised qualitative factors utilized in the allowance methodology.

	Year Ended December 31				
(In thousands)	2006	2005	2004	2003	2002
Balance, beginning of period	$ 3,215	$ 2,925	$ 3,057	$ 3,499	$ 1,391
Less Charge-offs:					
Commercial	-	55	-	160	971
Real estate-mortgage	-	217	520	981	217
Consumer installment loans	-	-	1	-	-
Plus Recoveries:					
Commercial	-	49	-	-	-
Real estate-mortgage	73	75	117	12	43
Consumer installment loans	-	-	1	-	-
Net Charge-offs (recoveries)	(73)	148	403	1,129	1,145
Provision for loan losses	153	438	271	687	3,253
Balance, end of period	$ 3,441	$ 3,215	$ 2,925	$ 3,057	$ 3,499
Ratio of net charge-offs to average loans outstanding during the period	0.02%	0.05%	0.16%	0.51%	0.52%

The allowance for loan losses at December 31, 2006, was $3.4 million, compared to $3.2 million at December 31, 2005. The provision for loan losses for 2006 was $153,000 as compared to $438,000 for the year ended December 31, 2005.

The allowance for loan losses was 1.15% of total loans outstanding at December 31, 2006 compared to 1.28% at December 31, 2005. Net charge-offs (recoveries) as a percentage of average loans were (0.02%) and 0.05% for December 31, 2006 and 2005, respectively. Management believes the allowance for loan losses is adequate to cover credit losses probable and incurred in the loan portfolio at December 31, 2006.

A breakdown of the allowance for loan losses in dollars and loans in each category to total loans in percentages is provided in the following tables. Because all of these factors are subject to change, the breakdown does not necessarily predict future loan losses in the indicated categories.

	December 31,			
	2006		2005	
(Dollars in thousands)	Percent	Amount	Percent	Amount
Loans secured by real estate:				
Construction/land development	16.3%	$ 371	15.9%	$ 243
1 – 4 family residential	34.3%	1,199	28.3%	810
Multi-family residential	2.9%	66	3.9%	12
Non-farm, non-residential	37.0%	1,143	45.5%	544
Loans to farmers	0%	-	0.5%	-
Commercial and industrial	5.5%	472	4.8%	1,554
Loans to individuals	4.0%	190	1.1%	52
Total	100.0%	$3,441	100.0%	$3,215

	December 31					
	2004		2003		2002	
(Dollars in thousands)	Percent	Amount	Percent	Amount	Percent	Amount
Loans secured by real estate:						
Construction/land development	12.8%	$ -	8.0%	$ 143	1.6%	$ -
1 – 4 family residential	36.2%	488	38.5%	1,595	69.7%	1,873
Multi-family residential	1.2%	268	0.6%	9	0.6%	-
Non-farm, non-residential	43.0%	84	43.5%	792	21.5%	673
Loans to farmers	0.0%	-	0.0%	-	0.0%	-
Commercial and industrial	5.3%	1,900	7.1%	477	5.5%	948
Loans to individuals	1.5%	185	2.3%	41	1.1%	5
Total	100.0%	$2,925	100.0%	$3,057	100.0%	$3,499

Noninterest Income

Millennium's noninterest income from continuing operations consists primarily of loan fees, net gains on sale of loans and fees, service charges on deposit accounts and, beginning in 2005, income from bank owned life insurance. The following table presents information on the sources and amounts of noninterest income.

	December 31		
Noninterest Income	2006	2005	2004
(Dollars in thousands)			
Service charges	$ 306	$ 262	$ 244
Gain on sale of loans and loan fees, net	587	1,024	992
Gain (loss) on sale of securities, net	56	(208)	4
Income from bank owned life insurance	451	195	-
Other income	131	191	503
Total	$1,531	$1,464	$1,743

The loss on sale of securities recognized in 2005 was incurred in conjunction with an investment portfolio repositioning designed to improve the investment portfolio risk profile.

Noninterest Expense

	December 31,		
Noninterest Expense	2006	2005	2004
(Dollars in thousands)			
Salary and benefits	$5,264	$5,736	$ 4,349
Occupancy	1,069	1,128	940
Furniture, equipment & computers	943	1,134	1,209
Marketing fees	206	172	106
Professional fees	634	720	588
Merger related expense	4	513	-
Administrative expense	2,154	2,422	1,545
Total	$10,274	$11,825	$8,737

Salaries and benefits expense, the largest component of noninterest expense from continuing operations, declined in 2006 compared with 2005 due primarily to a staffing reduction that was initiated in December 2005. Millennium eliminated 15 staff positions, some of which were open and expected to be filled, and the remainder involving the reduction of existing positions, in an effort to rationalize our infrastructure and improve our efficiency and profitability. The benefit from the staffing reduction was partially offset by $223,000 in stock compensation expense recognized in 2006 in accordance with adoption of FAS 123R. Most other categories of expense also declined in 2006 compared with 2005 coincident with management's focus on cost savings and efficiency.

The merger related expenses recognized in 2006 and 2005 were transaction costs associated with the terminated acquisition of Albemarle First Bank.

Income Taxes

Millennium recorded income tax expense from continuing operations in the amount of $484,000 for the year ended December 31, 2006 compared with $514,000 for 2005 and $1.2 million for 2004. Income tax expense varies from one year to the next with changes in the level of income before taxes, changes in the amount of tax-exempt income, and the relationship of these changes to each other. Beginning in 2005 and continuing in 2006, Millennium increased its investments in municipal securities and bank owned life insurance, the income from which is not taxable, thereby reducing its effective tax rate. The effective tax rate for the years ended 2006, 2005 and 2004 were 16.1%, 28.2% and 33.9%, respectively.

In addition to federal income taxes, the bank pays a Virginia State franchise tax. The franchise tax was $245,000, $243,000, and $183,000, for the years ending December 31, 2006, 2005, and 2004, respectively.

Discontinued Operations

As of December 31, 2006, we determined that it was in our best interest to wind down our mortgage operating subsidiaries. It was our desire to focus exclusively on core banking activities going forward to eliminate, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the subprime sector of the held for sale loan portfolio during the fourth quarter. The subprime sector of the held for sale portfolio included loans that carried a higher level of inherent risk because the loans were made to individuals who would otherwise not qualify for traditional loan products Accordingly, the results our mortgage operations are presented in a separate category on the income statement following the results from continuing operations. The components of discontinued operations are reflected in the table that follows.

STATEMENT OF INCOME FOR DISCONTINUED OPERATIONS

	2006	2005	2004
Interest Income	$2,509	$ 492	$ 1,532
Interest Expense	1,642	316	1,152
Net Interest Income	867	176	380
Provision for Loan Losses	(172)	(26)	-
Net Interest Income after Provision for Loan Losses	695	150	380
Noninterest Income			
Gain (loss) on sale of loans and loan fees, net	(1,814)	2,078	837
Other income	8	-	(140)
Total Noninterest Income	(1,806)	2,078	697
Noninterest Expense			
Officers' and employees' compensation and benefits	278	-	-
Occupancy and equipment expense	-	483	319
Marketing, promotion and advertising expense	-	132	40
Other operating expense	3,148	1,124	1,250
Total Noninterest Expense	3,426	1,739	1,609
Income (loss) from Discontinued Operations before Income Taxes	(4,537)	489	(532)
Income Tax Expense (benefit)	(1,542)	166	(181)
Income (loss) from Discontinued Operations	$(2,995)	$ 323	$ (351)

In September 2005, we restructured mortgage operations. Prior to September 2005, we recorded gross gains on mortgage sales, which were offset by compensation expense and other direct expenses for the mortgage department. Beginning in 2006, prior periods were restated to reflect a net gain presentation (gross gains on mortgage sales netted with compensation cost). Under the new structure we established in September 2005, contractual relationships with three mortgage banking limited liability companies, the terms of each of which provided for a "per loan" fee to be paid to us, (the 51% owner of the LLC's) for each mortgage loan sold and required the 49% owners to pay for all costs of operation while retaining all other fee income.

At December 31, 2006 there were $37.7 million in loans held for sale attributable to discontinued operations. Included in the carrying amount for loans held for sale was a $3.0 million lower of cost or market adjustment. The expense associated with this adjustment is reflected as a contra revenue item in gain on sale of loans, net. The amount reflected in other loan expense for 2006 in the following table is a charge to establish a $2.9 million reserve for potential off-balance sheet exposure associated with loans already sold to investors. Investor agreements provide that the seller must buyback the loan under certain conditions, such as early payment default, and management determined at December 31, 2006 that it was more likely than not that buyback conditions occurred in some of the production sold to investors, particularly for identified loans that were originated under sub prime underwriting guidelines.

Other operating expenses consist of the following:

	2006	2005	2004
Dues and fees	$ -	$ 1	$ 2
Franchise taxes and miscellaneous taxes	-	2	-
Insurance expense	-	5	3
Meetings and seminar expense	-	50	19
Miscellaneous operating expenses	235	55	72
Office expenses	-	173	170
Outside services	-	9	127
Professional fees	-	194	454
Other loan expense	2,913	635	403
Total Other Operating Expenses	$3,148	$1,124	$1,250

Sources of Funds

Deposits

Deposits have been the principal source of Millennium's funds for use in lending and for other general business purposes. At present, Millennium has employed alternative methods to gather deposits to fund our mortgage loan operations and commercial lending. Alternative methods used are advances from the Federal Home Loan Bank of Atlanta for daily and longer-term borrowings and also brokered deposits. Brokered deposits are deposits that we obtain through brokers for a fee. Brokered deposits are available in bulk, and they do not require any investments in branch offices, branch personnel or additional spending for marketing or education of employees. The brokered deposits that we obtain consist primarily of jumbo 30 day to 3-year certificates of deposits. Brokered deposits often earn a rate of interest that is higher than the rates we pay on other deposit products, which increases Millennium's overall cost of funds and decreases our net interest margin.

In addition to deposits, Millennium derives funds from loan repayments, cash flows generated from operations, which includes interest credited to deposit accounts, repurchase agreements entered into with commercial banks and Federal Home Loan Bank of Atlanta advances. Borrowings may be used to compensate for reductions in deposits or deposit-inflows at less than projected levels and have been used on a longer-term basis to support expanded lending activities.

Millennium attracts both short-term and long-term deposits from the general public by offering a wide assortment of accounts and rates. Millennium offers statement savings accounts, various checking accounts, various money market accounts, fixed-rate certificates with varying maturities, and individual retirement accounts and is expanding to provide deposit products and services for businesses. Millennium's principal use of deposits is to originate loans and fund investment securities.

At December 31, 2006, deposits were $482.7 million, an increase of 61.4% from $299.0 million at December 31, 2005. The increase in deposits was most heavily concentrated in certificates of deposit, the result of a highly successful promotion. This influx of certificates of deposit, while a more expensive funding source than other retail products, provides cross sell opportunities. Raising low cost deposits continues to be a challenge in our marketplace, which has been further exacerbated by the inverted yield curve. The decline in savings account balances from December 31, 2005 reflects a customer preference for the higher yielding short-term certificates of deposit. The deposit growth in other categories is a reflection of branch office growth, aggressive pricing, marketing and other bank consolidation in Millennium's principal market. In order to reduce the overall cost of funds and reduce our reliance on high cost time deposits and short-term borrowings as a funding source, we continue to direct extensive marketing efforts towards attracting lower cost transaction accounts, however, there is no assurance that these efforts will be successful, or if successful, that they will reduce our reliance on time deposits and short-term borrowings.

The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Millennium at the dates indicated.

	December 31,		
	2006	2005	2004
(Dollars in thousands)			
Savings accounts	$ 9,434	$ 24,604	$ 19,679
Demand deposit accounts	31,303	25,765	22,924
NOW accounts	54,185	43,062	9,348
Money market accounts	50,932	56,184	97,927
CD's less than $100K	180,763	55,496	55,078
CD's greater than $100K	156,112	93,885	75,877
Total	$482,729	$298,996	$280,833

The following table contains information pertaining to the average amount and the average rate paid on each of the following deposit categories for the periods indicated.

	Years Ended December 31,					
	2006		2005		2004	
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Non-interest bearing						
Demand deposits	$ 29,902	0.00%	$ 24,589	0.00%	$ 19,883	0.00%
Interest bearing						
NOW accounts	45,117	3.67%	39,717	2.54%	9,723	0.79%
Savings/Money Market accounts	68,754	3.54%	105,431	2.37%	113,005	1.47%
Time deposits	228,996	4.87%	129,052	3.92%	122,635	4.05%
Total deposits	$372,769	4.09%	$298,789	2.87%	$265,246	2.30%

The variety of deposit accounts offered by Millennium has allowed us to be competitive in obtaining funds and has allowed us to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). The ability of Millennium to attract and maintain deposits, and its cost of funds, has been, and will continue to be, significantly affected by money market conditions.

The following table indicates the amount of Millennium's certificates of deposits by time remaining until maturity at December 31, 2006:

	Maturity				
	3 Months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
(Dollars in thousands)					
Certificates of deposit less than $100,000	$ 57,856	$ 39,906	$ 32,550	$ 50,451	$ 180,763
Certificates of deposit of $100,000 or more	41,160	32,262	29,622	53,068	156,112
Total certificates of deposits	$ 99,016	$ 72,168	$62,172	$ 103,519	$ 336,875

Borrowings

As a member of the Federal Home Loan Bank of Atlanta, Millennium is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances from the Federal Home Loan Bank. Each

Federal Home Loan Bank credit program has its own interest rate, which may be fixed or variable, and range of maturities. The Federal Home Loan Bank may prescribe the acceptable uses to which these advances may be put, as well as on the size of the advances and repayment provisions. The advances are collateralized by Millennium's investment in Federal Home Loan Bank stock and by Millennium's agency and mortgage-backed investment securities. At December 31, 2006, and December 31, 2005, $47.9 million and $65.0 million, respectively, was outstanding to the Federal Home Loan Bank.

Millennium's borrowings also include federal funds purchased. At December 31, 2006 and December 31, 2005, Millennium had $0 and $215,000, respectively, in federal funds purchased.

Millennium uses borrowings to supplement deposits when borrowings are available at a lower overall cost to Millennium or they can be invested at a positive rate of return.

The following tables set forth the maximum month-end balances, average balances and weighted average rates, of Federal Home Loan Bank advances, securities sold under agreements to repurchase and other borrowings for the years indicated.

	Year Ended December 31,		
(Dollars in thousands)	2006	2005	2004
Maximum Balance:			
FHLB advances	$82,600	$ 66,100	$ 45,000
Federal funds purchased	7,620	20,907	7,066
Subordinated debentures	8,000	8,000	8,000
Securities sold under agreements to repurchase	$ -	$ -	$ -

	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
FHLB advances	$ 60,563	4.82%	$ 49,435	3.57%	$ 23,419	2.18%
Federal funds purchased	1,416	5.15%	8,279	3.86%	5,174	1.78%
Subordinated debentures	8,000	9.76%	8,000	8.18%	8,000	5.71%
Securities sold under agreement to repurchase	$ 0	0.00%	$ 0	0.00%	$ 560	0.25%

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through the sale of existing assets or the acquisition of additional funds through asset and liability management. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As a result of Millennium's management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that Millennium maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Millennium's primary sources of funds are deposits, borrowings, and amortization, prepayments and maturities of outstanding loans and investments, and loan sales. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Excess funds are invested in overnight deposits to fund cash requirements experienced in the normal course of business. Millennium has been able to generate sufficient cash through its deposits as well as borrowings.

Operating activities in 2006 and 2005 absorbed approximately $14.4 million and $8.6 million, respectively. This change resulted primarily from the net increase in loans held for sale of $15.7 million in 2006 as compared to the net decrease in loans held for sale of $7.3 million in 2005. Investing activities absorbed approximately $149.0 million and $56.2 million respectively for the years ended December 31, 2006 and 2005. In 2006 the change resulted primarily from approximate increases of $49.4 million in federal funds sold, $47.0 in the net increase in loans, and $59.3 in the net increase of investment securities. In 2005, the change resulted primarily from a net increase in investment securities of $44.6 million and the purchase of $8.0 million in bank owned life insurance. In addition, for the years ended December 31, 2006 and 2005, financing activities provided $166.2 and $50.1 million, respectively. In 2006, this change was primarily a result of an increase of approximately $183.7 million in deposits. This increase was partially offset by an approximate $17.1 million decrease in FHLB borrowings. In 2005, this change was mainly attributable to an increase in deposits of $18.2 million and a $38.5 million increase in FHLB borrowings. These increases were partially offset by a $6.9 million decrease in federal funds purchased.

Millennium uses its sources of funds primarily to meet operating needs, to pay deposit withdrawals and fund loan commitments. At December 31, 2006 and December 31, 2005 total approved loan commitments were $65.0 million and $51.6 million, respectively. Certificates of deposit scheduled to mature in one year or less at December 31, 2006, totaled $233.4 million.

At December 31, 2006, we had a borrowing limit of $145.9 million with the Federal Home Loan Bank. Our outstanding borrowings from the Federal Home Loan Bank totaled $ 47.9 million at December 31, 2006, which leaves an additional borrowing capacity of $98.0 million. Our borrowing limit is based on 25% of Bank assets at each quarter end date. We also have two lines of credit with the Community Bankers Bank in Virginia in the amounts of $10.1 million secured and $12.1 million unsecured. Our outstanding borrowings from the Community Bankers Bank were $0 at December 31, 2006, leaving remaining available lines of credit of $22.1 million. In addition, we have a $5.0 million line and $7.5 million lines of credit with The Bankers Bank and Compass Bank, respectively. There were no borrowings outstanding against either of these lines at December 31, 2006.

Management intends to fund anticipated loan closings and operating needs through cash on hand, brokered deposits, proceeds from the sale of loans, cash generated from operations and anticipated increases in deposits. Current and anticipated marketing programs will be primarily targeted at the attraction of lower cost transaction accounts.

Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of Millennium's capital is reviewed by management on an ongoing basis with reference to size, composition and quality of Millennium's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.

Millennium Bankshares and Millennium Bank are subject to regulatory capital requirements of the Federal Reserve. At December 31, 2006, Millennium exceeded all such regulatory capital requirements as shown in the following table.

	December 31, 2006	
	Millennium Bankshares Corporation	Millennium Bank
(Dollars in thousands)		
Tier 1 Capital:		
Common stock	$44,631	$14,800
Capital surplus	4,408	29,800
Trust preferred securities [(1)]	8,000	-
Retained earnings	275	2,265
Disallowed intangible assets	-	-
Total Tier 1 Capital	57,314	46,865
Tier 2 Capital:		
Allowance for loan losses [(2)]	3,441	3,377
Off balance sheet risk exposure	1,204	1,211
Trust preferred securities	-	-
Total Tier 2 Capital	4,645	4,588
Total Risk Based Capital	$61,959	$51,453
Risk Weighted Assets		
Capital Ratios:		
Tier 1 Risk-based	15.50%	12.83%
Total Risk-based	16.75%	14.08%
Tier 1 Capital to average adjusted total assets	9.74%	8.09%

(1) Limited to 25% of Tier 1 Capital. Remainder is Tier 2 capital.
(2) Limited to 1.25% of risk weighted assets.

Off Balance Sheet Arrangements

The following table summarizes our off-balance sheet arrangements.

December 31, 2006 (in thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Standby letters of credit..............................	$ 1,163	$ -	$ -	$ -	$ 1,163
Commitments to extend credit..............	23,568	12,221	2,603	25,422	63,814
Mortgage banking commitments:.........					
Rate lock commitments...............	$17,450	$ -	$ -	$ -	$17,450

Standby letters of credit represent commitments by us to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, we also have liquidity risk associated with stand by letters of credit because funding for these obligations could be required immediately.

Commitments to extend credit are loan commitments, which assure a borrower of financing for a specified period of time at a specified rate on a loan Millennium intends to hold in its portfolio. The risk to Millennium under such commitments is limited to the terms of the contracts. For example, Millennium may not be obligated to advance funds if the customer's financial condition deteriorates or if the customer fails to meet specific covenants. An approved loan commitment represents a potential credit risk once the funds are advanced to the customer. This is also a liquidity risk since the customer may demand immediate cash that would require funding and interest rate risk as market interest rates may rise above the rate committed.

Aggregate Contractual Obligations

The following table summarizes our contractual obligations.

	Maturity by Period at December 31, 2006				
(Dollars in thousands)	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Deposits	$233,357	$92,082	$11,436	$ -	$336,875
FHLB borrowings	17,500	7,600	12,800	10,000	47,900
Subordinated debentures	-	-	-	8,000	8,000
Lease commitments	645	1,163	522	1,422	3,752
Total	$251,502	$100,845	$24,758	$19,422	$396,527

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposits, brokered and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category above.

FHLB borrowings represent the amounts that are due to the FHLB of Atlanta. These amounts have fixed maturity dates. Some of these borrowings, although fixed, are subject to conversion provisions at the option of the FHLB or Millennium can prepay these advances without a penalty. Management does not believe these advances will be converted in the near term.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

Impact of Inflation and Changing Prices and Seasonality

The financial statements that are included in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

Caution About Forward Looking Statements

We make forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- The ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- Reliance on our management team, including our ability to attract and retain key personnel;
- The successful management of interest rate risk, including managing changing rates and policies,
- Risks inherent in making loans such as repayment risks and fluctuating collateral values;
- Problems with technology utilized by us;
- Competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- Demand, development and acceptance of new products and services;
- Changing trends in customer profiles and behavior;
- Maintaining capital levels adequate to support our growth;
- Maintaining cost controls and asset qualities as we open or acquire new branches;
- Changes in general economic and business conditions in our market area; and
- Changes in banking and other laws and regulations applicable to us.
- The other matters discussed under Item 1A, Risk Factors, of this Form 10-K.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. Millennium's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of Millennium's asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegated the responsibility for carrying out asset/liability management policies to the Asset/Liability Committee ("ALCO") of the Bank. In this capacity, ALCO develops guidelines and strategies that govern the Company's asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Millennium uses two primary methods to evaluate market risk to changes in interest rates: static gap analysis and simulation analysis.

Static gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval measured at a balance sheet date. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. As reflected in the table below, Millennium, at December 31, 2006, had $165.9 million more in liabilities than assets that can reprice within one year or less and therefore we were in a liability sensitive position. Generally, a liability sensitive position is favorable to the Bank in a decreasing rate environment and unfavorable to the Bank in an increasing rate environment It is important to recognize that deposits with no stated maturity have been presented in this gap table in the 3 months or less bucket because they can reprice in that time frame. These deposits may not indeed reprice that quickly, however.

The following table presents the amounts of Millennium's interest sensitive assets and liabilities that mature or reprice in the periods indicated, exclusive of non-accrual loans.

	December 31, 2006			
	Maturing or Repricing In:			
	3 Months or less	4-12 Months	1-5 Years	Over 5 Years
(Dollars in thousands)				
Interest-sensitive assets:				
Loans (1)	$129,888	$ 28,441	$ 110,236	$ 64,618
Investments (2)(3)	9,802	-	64,261	101,310
Federal funds sold	50,364	-	-	-
Total interest-sensitive assets	190,054	28,441	174,497	165,928
Cumulative interest-sensitive assets	190,054	218,495	392,992	558,920
Interest-sensitive liabilities:				
NOW accounts	54,185	-	-	-
Savings/Money Market deposit accounts	60,367	-	-	-
Certificates of deposit	99,016	134,341	103,518	-
Borrowed money	35,500	2,500	17,900	-
Total interest-sensitive liabilities	249,068	136,841	121,418	-
Cumulative interest-sensitive liabilities	249,068	385,909	507,327	507,327
Period gap	(59,014)	(108,400)	53,079	165,928
Cumulative gap	$(59,014)	$ (167,414)	$(114,335)	$ 51,593
Ratio of cumulative interest-sensitive assets to cumulative interest-sensitive liabilities	76.31%	56.62%	77.46%	110.17%
Ratio of cumulative gap to total assets	(9.98)%	(28.30)%	(19.33)%	8.72%
Total Assets				$591,542

(1) Includes mortgage loans held for sale.
(2) Excludes Federal Reserve, Federal Home Loan Bank, and Community Bankers Bank stock.
(3) Anticipates prepayments on FNMA and FHLMC pools.

Contractual principal repayments of loans do not necessarily reflect the actual term of Millennium's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and enforcement of due-on-sale clauses, which gives the Bank the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Due to the inherent limitations of gap analysis, Millennium utilizes simulation analysis as its primary tool for managing interest rate risk. Simulation analysis calculates expected net interest income under varying interest rate scenarios and the theoretical impact of immediate and sustained rate changes referred to as "rate shocks". This methodology is more sophisticated than the traditional gap analysis and more accurately reflects the impact on net interest income from embedded options in earning assets and interest-bearing liabilities. Millennium places a higher degree of reliance on simulation modeling in its ALCO decision-making process. The simulation model is prepared and updated on a regular basis. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure of no more than -15%.

The following reflects the results of Millennium's net interest income sensitivity analysis at December 31, 2006.

Rate Change	Estimated Net Interest Income Sensitivity
+200 bp	No change
-200 bp	-12.8%

At December 31, 2006, Millennium's interest rate risk model indicated that, in a rising rate environment of 200 basis points, net interest income would remain flat. In the same time period the interest rate risk model indicated that in a declining rate environment of 200 basis points, net interest income would decrease 12.8%. Millennium's net interest income at risk is within policy limits. Management has been actively engaging in strategies to minimize the identified risk in the declining rate environment and anticipates the magnitude of sensitivity in the declining rate environment will continue to diminish in 2007. Management also does not view the likelihood of a 200 basis point decline in the near term as very probable but is nonetheless currently contemplating additional actions which can be taken to further minimize the identified risk in the declining rate environment.

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels such as yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cash flows. In late 2006, Millennium changed the repricing assumption in the interest rate risk model such that offering rates on transactional deposits would move in tandem, both in magnitude and timing, with changes in market rates to more closely align the model to our current deposit pricing strategy While assumptions are developed based upon current economic and local market conditions, Millennium cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to, or in anticipation of, changes in interest rates.

While ALCO routinely monitors simulated net interest income sensitivity over a rolling two-year horizon, it also employs additional tools to monitor potential longer-term interest rate risk.

Millennium also performs economic value of equity modeling as a measurement tool. The market value of equity measures the degree to which the market value of Millennium's assets and liabilities will change given a change in interest rates.

The following table presents the economic value of equity shock analysis at December 31, 2006.

Change in Yield Curve	(in thousands) Change in Economic Value of Equity
+200 basis points	$42,244
Flat	$54,042
-200 basis points	$53,975

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are filed as a part of this Form 10-K.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Millennium Bankshares Corporation
Reston, Virginia

We have audited the accompanying consolidated balance sheets of Millennium Bankshares Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Lexington, Kentucky
April 13, 2007

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

(dollars in thousands, except share data)

	2006	2005
ASSETS		
Cash and due from banks	$ 8,288	$ 5,505
Federal funds sold	50,364	915
Securities available for sale	172,703	123,814
Restricted stock	4,449	4,551
Loans held for sale, included in discontinued operations	37,728	22,044
Loans receivable (net of allowance for loan losses of $3,441 in 2006 and $3,215 in 2005)	295,057	248,203
Premises and equipment, net	2,029	2,625
Accrued interest receivable	3,226	2,070
Bank owned life insurance	12,645	8,195
Other assets	5,053	3,593
Total Assets	$ 591,542	$ 421,515
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	$ 31,303	$ 25,765
Interest-bearing	451,426	273,231
Total Deposits	482,729	298,996
Federal funds purchased and repurchase agreements	-	215
Advances from Federal Home Loan Bank	47,900	65,000
Subordinated debentures	8,000	8,000
Accrued interest payable	1,287	784
Other accrued expenses	4,074	827
Total Liabilities	543,990	373,822
Stockholders' Equity		
Common stock, $5 par value; authorized 10,000,000 shares; issued and outstanding 8,926,291 in 2006, 8,848,329 in 2005	44,631	44,241
Additional paid-in capital	4,408	4,075
Accumulated other comprehensive income (loss)	(1,762)	(2,090)
Retained earnings	275	1,467
Total Stockholders' Equity	47,552	47,693
Total Liabilities and Stockholders' Equity	$ 591,542	$ 421,515

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except share data)

	2006	2005	2004
Interest Income			
Loans, including fees	$21,532	$ 18,828	$ 13,768
Securities	7,008	4,716	3,032
Federal funds sold	565	37	40
Total Interest Income	29,105	23,581	16,840
Interest Expense			
Deposits	13,876	8,308	5,045
Federal funds purchased and repurchase agreements	67	310	78
Advances from Federal Home Loan Bank	2,659	1,711	424
Subordinated debentures	781	654	457
Total Interest Expense	17,383	10,983	6,004
Net Interest Income	11,722	12,598	10,836
Provision for Loan Losses	(19)	412	271
Net Interest Income after Provision for Loan Losses	11,741	12,186	10,565
Noninterest Income			
Gain on sale of loans and loan fees, net	587	1,024	992
Service charges	306	262	244
Gain (loss) on sale of securities	56	(208)	4
Other income	582	386	503
Total Noninterest Income	1,531	1,464	1,743
Noninterest Expense			
Officers' and employees' compensation and benefits	5,264	5,736	4,349
Occupancy and equipment expense	2,012	2,262	2,149
Marketing, promotion and advertising expense	206	172	106
Other operating expense	2,792	3,655	2,133
Total Noninterest Expense	10,274	11,825	8,737
Income from Continuing Operations before Income Taxes	2,998	1,825	3,571
Provision for Income Tax Expense	484	514	1,211
Income from Continuing Operations	2,514	1,311	2,360
Income (loss) from Discontinued Operations	(2,995)	323	(351)
Net Income (loss)	$ (481)	$ 1,634	$ 2,009

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004-CONTINUED
(Dollars in thousands, except share data)

	2006	2005	2004
Earnings per common share from continuing operations			
Basic	$ 0.28	$ 0.15	$ 0.34
Diluted	$ 0.28	$ 0.15	$ 0.32
Earnings (loss) per common share from discontinued operations			
Basic	$ (0.34)	$ 0.04	$ (0.05)
Diluted	$ (0.33)	$ 0.04	$(0.05)
Earnings (loss) per common share			
Basic	$ (0.05)	$ 0.19	$ 0.29
Diluted	$ (0.05)	$ 0.18	$ 0.27
Dividends per common share	$ 0.08	$ -	$ -
Weighted average shares outstanding			
Basic	8,902,634	8,798,106	7,037,771
Diluted	9,115,857	8,939,052	7,356,247

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Dollars in thousands except share data)

	Number of Shares	Par Value	Paid in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Totals	Comprehensive Income
Balance, January 1, 2004	3,642,908	$18,214	$ 599	$ (2,176)	$ (719)	$ 15,918	
Sale of common stock, net of expenses	4,074,961	20,375	4,199			24,574	
Options exercised	12,320	62	10			72	
Conversion of warrants to common stock	1,050,270	5,251				5,251	
Redemption of 603,010 warrants for cash			(752)			(752)	
Changes in net unrealized gain (loss) on securities available for sale, net of tax effect		-	-	-	39	39	$ 39
Net income	-	-	-	2,009		2,009	2,009
Balance, December 31, 2004	8,780,459	43,902	4,056	(167)	(680)	47,111	2,048
Options exercised	67,870	339	19	-	-	358	
Changes in net unrealized gain (loss) on securities available for sale, net of tax effect		-	-	-	(1,410)	(1,410)	(1,410)
Net income	-	-	-	1,634	-	1,634	1,634
Balance, December 31, 2005	8,848,329	44,241	4,075	1,467	(2,090)	47,693	224
Options exercised	77,962	390	110	-	-	500	
Stock compensation expense			223	-	-	223	
Dividends paid				(711)		(711)	
Changes in net unrealized gain (loss) on securities available for sale, net of tax effect		-	-	-	328	328	328
Net income (loss)	-	-	-	(481)	–	(481)	(481)
Balance, December 31, 2006	8,926,291	$ 44,631	$ 4,408	$ 275	$(1,762)	$ 47,552	$ (153)

The Notes to Consolidated Financial Statements are an integral part of these statements.

MILLENNIUM BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(dollars in thousands, except share data)

	2006	2005	2004
Net income (loss)	$ (481)	$ 1,634	$ 2,009
Noncash items included in net income			
Depreciation and amortization	713	839	919
Provision for loan losses, including discontinued operations	153	438	271
Deferred tax expense (benefit)	-	(729)	491
Amortization of investment security premiums and accretion of discounts, net	190	139	251
Realized loss (gain) on sale of investment securities available for sale	(56)	208	(4)
Loss on disposal of assets	-	15	133
Stock Compensation Expense	223	-	-
Cash surrender value of bank owned life insurance	(450)	(195)	-
Change in			
Loans held for sale, net (discontinued operations)	(15,684)	7,293	(20,268)
Accrued interest receivable	(1,156)	(487)	(108)
Other assets	(1,629)	167	655
Accrued interest payable	503	203	41
Other accrued expenses	3,247	(940)	971
Net Cash Provided by (Used in) Operating Activities	(14,427)	8,585	(14,639)
Cash Flows from Investing Activities			
Decrease (increase) in Federal funds sold	(49,449)	(860)	6
Loan originations and payments, net	(47,007)	(1,722)	(41,277)
Purchase of securities available for sale	(59,293)	(66,439)	(50,931)
Sales of securities available for sale	3,178	12,787	48,236
Pay down of securities available for sale	7,691	9,022	5,102
Purchase of bank owned life insurance	(4,000)	(8,000)	-
Payments for the purchase of premises and equipment	(117)	(1,012)	(1,247)
Proceeds from disposal of property	-	-	16
Net Cash Used in Investing Activities	(148,997)	(56,224)	(40,095)
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	500	358	24,646
Dividend distributions	(711)	-	-
Net proceeds from warrants redemption	-	-	4,499
Net increase in deposits	183,733	18,163	8,721
Net increase (decrease) in FHLB borrowings	(17,100)	38,500	16,100
Net increase (decrease) in Federal funds purchased and repurchase agreements	(215)	(6,851)	1,437
Net Cash Provided by Financing Activities	166,207	50,170	55,403
Net Increase in Cash and Due from Banks	2,783	2,531	669
Cash and Due from Banks, beginning of year	5,505	2,974	2,305
Cash and Due from Banks, end of year	$ 8,288	$ 5,505	$ 2,974
Supplemental Cash Flow Information			
Interest Paid	$16,832	$10,731	$5,915
Taxes Paid	$810	$2,001	$42
Noncash Investing Activities			
Loans transferred from held for sale to held to maturity	$ -	$ -	$ 122

The Notes to Consolidated Financial Statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Millennium Bankshares Corporation (the Corporation) and its subsidiaries: Millennium Bank, N.A., Millennium Brokerage Services, Inc. (terminated in 2004), Millennium e-Banking Solutions, L.L.C. (terminated in 2005), and Millennium Financial, Inc. All significant intercompany accounts and transactions have been eliminated. The Corporation was incorporated in 1998 and began operations on April 1, 1999.

Millennium Bank, N.A., (the Bank) is a federally chartered national bank and is subject to regulation by the Office of the Comptroller of the Currency (OCC). The accounts of Millennium Bank, N.A. include its subsidiary, Millennium Capital, Inc. and include other investments whose equity is not material to Millennium Bank, N.A. The principal activities of the Bank are to attract deposits and originate loans. Millennium Capital, Inc., a wholly owned subsidiary of the Bank, conducted mortgage banking, as permitted by applicable regulations, for nationally chartered banks until August 31, 2005. In September, three majority-owned operating subsidiaries engaged in mortgage banking began operations; Millennium Sunbelt Mortgage, LLC, Millennium Bank Mortgage, LLC and Millennium Hyland Mortgage, LLC (the "LLC's"). As of December 31, 2006, the Corporation determined that it was in its best interest to wind down its mortgage operating subsidiaries. It was the Corporation's desire to focus exclusively on core banking activities to eliminate, going forward, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the held for sale loan portfolio during the fourth quarter 2006. Accordingly, the results of the Corporation's mortgage operations are presented in a separate category on the income statement following the results from continuing operations.

The Bank is engaged in the general business of banking, aimed at serving individuals, small and medium sized businesses and the professional communities principally located throughout the Northern Virginia and Richmond, Virginia areas. The Bank conducts full-service banking operations from several branches in these areas and its headquarters is located in Reston, Virginia.

The accounting and reporting policies of the Corporation are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of financial instruments.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates (continued)

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

Significant Concentrations

Most of the Corporation's activities are with customers located within the Northern Virginia and Richmond, Virginia areas. Most of the Corporation's loans are secured by real estate in these areas. Later footnotes discuss the types of securities that the Corporation invests in and the types of lending the Corporation engages in. The Corporation does not have any significant concentrations in any one customer.

The Corporation's primary source of income is interest income.

Investment Securities

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. The Corporation does not have any securities classified as held to maturity.

Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term and the financial condition of the issuer.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are aggregated into pools of loans with similar characteristics and carried at the lower of cost or estimated fair value in the aggregate for each pool. Unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans later transferred to a long-term investment classification are transferred at the lower of cost or market value on the transfer date. Any difference between the carrying amount of the loan and its outstanding principal balance at the time of transfer is recognized as an adjustment to yield by the interest method.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Loans and Loan Fees

The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial and mortgage loans secured by real estate throughout the Northern Virginia and Richmond, Virginia areas. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest on loans is generally computed using the simple interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on non-accrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb probable incurred losses in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

(dollars in thousands, except share data)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Allowance for Loan Losses (continued)

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock

The Bank, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB consisting of two components; membership stock equal to the lesser of a specified percentage of the Bank's total assets on December 31 of the prior year, or 0.20 percent, plus activity-based stock which is 4.50 percent times the Bank's outstanding advances from the FHLB. This investment is recorded at cost and periodically evaluated for impairment. Both cash and stock dividends are reported as income. The amount of FHLB stock was $3,052, and $3,628 at December 31, 2006, and 2005, respectively. The Bank, as a member of the Federal Reserve Bank (FRB) is also required to hold shares of capital stock in the FRB. The amount of FRB stock was $1,338 and $864 at December 31, 2006 and 2005, respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease using the straight-line method. Furniture and equipment are depreciated over estimated useful lives of three and seven years using the straight-line method. Computer hardware and software are depreciated over estimated useful lives of three and five years using the straight-line method. Automobiles are depreciated over the estimated useful live of three years using the straight-line method. The Bank depreciates furniture and equipment using accelerated methods for income tax reporting.

Expenditures for maintenance, repairs, and improvements that do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the respective accounts, and the resulting gain or loss is reflected in current earnings.

Advertising Costs

Advertising costs are charged to expense as incurred.

Stockholders' Equity and Dividend Payment Restrictions

The Corporation held its first public offering in February 2002. Costs related to the public offering totaled $665, resulting in net capital proceeds of $7,960. In May of 2004 the Corporation completed a secondary offering resulting in 4,074,961 additional common shares being issued and the retirement of all warrants issued to the original investors resulting in 1,050,270 shares being issued. This transaction yielded, net of fees, approximately $29,073 in additional capital.

(dollars in thousands, except share data)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Stockholders' Equity and Dividend Payment Restrictions (continued)

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid in any calendar year is limited to the current years' net profits, combined with the retained net profits of the preceding two years and loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. At December 31, 2006, the Bank had retained earnings of $1,598 available for the payment of dividends. No funds are available for loans or advances by the Bank to the Corporation.

Income Taxes

Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Bank pays state franchise tax in lieu of state income taxes.

Earnings per Common Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and warrants, and are determined using the treasury stock method.

Stock Compensation Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment." The Company elected to utilize the modified prospective transition method; therefore, prior period results were not restated. Prior to the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, we value the stock option grants and recognize compensation expense as if each vesting portion of the award was a single award. Under the modified prospective method, unvested awards, and awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Stock Compensation Plans (continued)

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005	2004
Net income as reported	$1,634	$ 2,009
Deduct: Total stock based employees compensation expense determined under fair value based method for all awards, net of related tax effects	(135)	(125)
Pro forma	$1,499	$ 1,884
Earnings per share:		
Basic - as reported	$ 0.19	$0.29
Basic - pro forma	$ 0.17	$0.27
Diluted - as reported	$ 0.18	$0.27
Diluted - pro forma	$ 0.17	$0.26

Statements of Cash Flows

The Corporation considers all cash and amounts due from depository institutions, excluding Federal funds sold, to be cash equivalents for purposes of the statements of cash flows.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

(dollars in thousands, except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Rate Lock Commitments

The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. To minimize interest rate risk, it is the policy of the Corporation to sell all fixed rate mortgage loans to the secondary market within 60 days of origination. At December 31, 2006, the Corporation had rate lock commitments to originate and sell loans held-for-sale of $17.5 million.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (" FASB") issued Statement No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3." Among other things, SFAS No. 154 requires that a voluntary change in accounting principle be applied retroactively with all prior period financial statements presented on the new accounting principle, unless it is impractical to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement". The new standard was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this statement did not have a material effect on the Corporation's financial statements.

In February 2006, the FASB issued Statement No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Instruments." SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. It is anticipated that this statement will not have a material effect on the Corporation's financial statements.

(dollars in thousands, except share data)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

In March 2006, the FASB issued Statement No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140." Among other requirements SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It further requires initial measurement of all newly purchased or issued separately recognized servicing assets and servicing liabilities at fair value, if practicable. Subsequent measurements may be made using either the fair value or amortization method. SFAS No. 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006 with early adopting permitted. It is anticipated that this statement will not have a material effect on the Corporation's financial statements.

In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The Corporation has not finalized its analysis of the impact of adopting this Interpretation, which is effective for it on January 1, 2007 but the Corporation's preliminary assessment is that adoption of this Interpretation will not have a material effect on the Corporation's financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements and requires that the registrant's materiality evaluation of an identified unadjusted error quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements be considered in quantifying misstatements in current year financial statements. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. Application of SAB 108 did not have a material effect on its financial statements.

In September 2006, the FASB issued Statement No. 157 (SFAS No. 157), "Fair Value Measurements." SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Corporation does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

(dollars in thousands, except share data)

2. DISCONTINUED OPERATIONS

As of December 31, 2006, the Corporation determined that it was in its best interest to wind down its mortgage operating subsidiaries. It was the Corporation's desire to focus exclusively on core banking activities going forward to eliminate, going forward, the risks normally associated with mortgage banking activities. The wind down decision was also precipitated by credit quality issues that surfaced in the held for sale loan portfolio during the fourth quarter. Accordingly, the results of the Corporation's mortgage operations are presented in a separate category on the income statement following the results from continuing operations.

STATEMENT OF INCOME FOR DISCONTINUED OPERATIONS

	2006	2005	2004
Interest Income	$2,509	$ 492	$ 1,532
Interest Expense	1,642	316	1,152
Net Interest Income	867	176	380
Provision for Loan Losses	(172)	(26)	-
Net Interest Income after Provision for Loan Losses	695	150	380
Noninterest Income			
Gain (loss) on sale of loans and loan fees, net	(1,814)	2,078	837
Other income	8	-	(140)
Total Noninterest Income	(1,806)	2,078	697
Noninterest Expense			
Officers' and employees' compensation and benefits	278	-	-
Occupancy and equipment expense	-	483	319
Marketing, promotion and advertising expense	-	132	40
Other operating expense	3,148	1,124	1,250
Total Noninterest Expense	3,426	1,739	1,609
Income (loss) from Discontinued Operations before Income Taxes	(4,537)	489	(532)
Income Tax Expense (benefit)	(1,542)	166	(181)
Income (loss) from Discontinued Operations	$(2,995)	$ 323	$ (351)

In September 2005, the Corporation restructured its mortgage operations. Prior to September 2005, the Corporation recorded gross gains on mortgage sales, which were offset by compensation expense and other direct expenses for the mortgage department. Beginning in 2006, prior periods were restated to reflect a net gain presentation (gross gains on mortgage sales netted with compensation cost). Under the new structure the Corporation established in September 2005, contractual relationships with three mortgage banking limited liability companies, the terms of each of which provided for a "per loan" fee to be paid to the Corporation, (the 51% owner of the LLC's) for each mortgage loan sold and required the 49% owners to pay for all costs of operation while retaining all other fee income.

(dollars in thousands, except share data)

2. DISCONTINUED OPERATIONS (CONTINUED)

At December 31, 2006 there were $37.7 million in loans held for sale attributable to discontinued operations. Included in the carrying amount for loans held for sale is a $2.965 million lower of cost or market adjustment. The expense associated with this adjustment is reflected as a contra revenue item in gain on sale of loans, net. The $2.913 million reflected in other loan expense for 2006 in the following table is a charge to establish a reserve for potential off-balance sheet exposure associated with loans already sold to investors. The reserve for off-balance sheet exposure is included in other liabilities. Other than the establishment of this reserve in 2006, there was no other activity in this reserve account in 2006, 2005 or 2004. Investor agreements provide that the seller must buyback the loan under certain conditions, such as early payment default, and management determined at December 31, 2006 that it was more likely than not that buyback conditions occurred in some of the production sold to investors, particularly for identified loans that were originated under sub prime underwriting guidelines.

Other operating expenses consist of the following:

	2006	2005	2004
Dues and fees	$ -	$ 1	$ 2
Franchise taxes and miscellaneous taxes	-	2	-
Insurance expense	-	5	3
Meetings and seminar expense	-	50	19
Miscellaneous operating expenses	235	55	72
Office expenses	-	173	170
Outside services	-	9	127
Professional fees	-	194	454
Other loan expense	2,913	635	403
Total Other Operating Expenses	$3,148	$1,124	$1,250

3. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain a certain amount of cash on hand or with the Federal Reserve Bank. At December 31, 2006 and 2005 the required reserve balances amounted to $3,175 and $4,143, respectively.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

4. SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale as shown in the balance sheets of the Bank are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Government and Agency Securities	$ 72,160	$20	$(1,583)	$ 70,597
Mortgage-backed Securities	50,716	29	(731)	50,014
States and Political Subdivisions	43,695	41	(372)	43,364
Other Debt Securities	8,802	8	(82)	8,728
Total Debt Securities	$175,373	$98	$(2,768)	$172,703

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005				
U.S. Government and Agency Securities	$ 60,287	$ -	$(1,972)	$ 58,315
Mortgage-backed Securities	33,702	-	(816)	32,886
States and Political Subdivisions	25,409	-	(383)	25,026
Other Debt Securities	7,584	3	-	7,587
Total Debt Securities	$126,982	$ 3	$(3,171)	$123,814

The amortized cost and fair value of debt securities available for sale at December 31, 2006 by contractual maturity were as follows. Mortgage-backed securities, which are not due at a single maturity date, are shown separately.

	Amortized Cost	Fair Market Value
Less than one year	$ 1,000	$ 997
After one year through five years	34,026	33,312
After five years through ten years	41,578	40,764
After ten years	48,053	47,616
Mortgage-backed securities	50,716	50,014
	$175,373	$172,703

4. SECURITIES AVAILABLE FOR SALE (continued)

Investment securities with a carrying amount of $99,244 and $76,442 at December 31, 2006 and 2005 respectively, were pledged as collateral for Federal Home Loan Bank and Community Bankers Bank advances, to secure repurchase agreements and for other purposes as required or permitted by law.

During 2006, 2005 and 2004, proceeds from the sale of investment securities totaled $3,178, $12,787 and $48,236, respectively, with gross realized gains of $56, $1, and $160 respectively, and gross realized losses of $0, $209 and $156, respectively.

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	December 31, 2006					
	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and Agencies securities	$ 3,158	$ (7)	$58,728	$(1,576)	$ 61,886	$(1,583)
Mortgage-backed securities	14,327	(44)	24,914	(687)	39,241	(731)
States and political Subdivisions	18,758	(200)	10,227	(172)	28,985	(372)
Other debt securities	7,463	(82)	-	-	7,463	(82)
	$43,706	$(333)	$93,869	$(2,435)	$137,575	$(2,768)

	December 31, 2005					
	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government and Agencies securities	$ 8,487	$ (153)	$49,828	$(1,819)	$ 58,315	$(1,972)
Mortgage-backed securities	25,049	(577)	6,477	(239)	31,526	(816)
States and political Subdivisions	15,340	(383)	-	-	15,340	(383)
	$48,876	$(1,113)	$56,305	$(2,058)	$105,181	$(3,171)

Unrealized losses on bonds have not been recognized into income because the bonds are investment grade, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is due to changes in market interest rates, not in estimated cash flows. The fair value is expected to recover as the bonds approach their maturity date or reset date.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

5. LOANS RECEIVABLE

Loans receivable include the following at December 31:	2006	2005
Real estate loans		
Mortgage	$ 85,929	$ 65,919
Commercial	125,540	126,325
Construction	55,245	43,368
Total real estate loans	266,714	235,612
Commercial	18,502	13,180
Consumer	13,468	2,897
Overdrafts	22	20
Subtotal	298,706	251,709
Allowance for loan losses	(3,441)	(3,215)
Deferred loan costs (fees)	(208)	(291)
Total Loans	$295,057	$248,203

An analysis of the allowance for loan losses is as follows at December 31:

	2006	2005	2004
Balance beginning of period	$3,215	$2,925	$3,057
Provision for loan losses	(19)	412	271
Provision attributable to discontinued operations	172	26	-
Loans charged to reserve	-	(272)	(521)
Recoveries credited to reserve	73	124	118
Totals	$3,441	$3,215	$2,925

The provision for loans losses attributable to discontinued operations relate to losses recognized on portfolio loans made to provide operating capital to the 49% owners of the LLC's in conjunction with their mortgage operations.

The Bank had non-accrual loans of $3,043 and $598 at December 31, 2006 and 2005, respectively. The Bank had $379 and $166 of loans past due 90 days or more still accruing at December 31, 2006 and 2005, respectively.

Mortgage loans totaling $15.5 million and $6.9 million, respectively, were pledged as collateral for Federal Home Loan Bank advances at December 31, 2006 and December 31, 2005, respectively under a blanket floating lien.

Information regarding impaired loans is as follows:

	December 31, 2006	December 31, 2005
Loans with no allocated allowance for loan losses	$ -	$ -
Loans with allocated allowance for loan losses	3,043	598
Total	$3,043	$598
Amount of the allowance for loan losses allocated	$ 555	$289
Average investment in impaired loans	$1,651	$120
Interest income recognized during impairment	$ -	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -

No additional funds are committed to be advanced in connection with the impaired loans above.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

6. PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:

	2006	2005
Furniture and equipment	$5,195	$5,020
Leasehold improvements	1,835	1,893
Total cost	7,030	6,913
Less accumulated depreciation and amortization	(5,001)	(4,288)
Premises and equipment, net	$2,029	$2,625

Depreciation of premises and equipment charged to expense amounted to $713, $755, and $796 in 2006, 2005, and 2004, respectively.

7. DEPOSITS

Time deposits in denominations of $100,000 or more totaled $156,112 at year-end 2006 and $93,885 at year-end 2005. Time deposits mature as follows at December 31, 2006:

2007	$233,357
2008	71,620
2009	20,462
2010	7,840
2011	3,596
Total	$336,875

8. BORROWINGS

The Corporation had borrowings outstanding as follows:

December 31, 2006:	Interest Rate	Maturity	Amount
Federal Home Loan Bank (1)			
Advances	5.46%	February 13, 2007	5,000
Advances	5.43%	June 11, 2007	5,000
Advances	4.41%	July 25, 2007	1,500
Advances	3.44%	October 9, 2007	1,000
Advances	5.43%	December 11, 2007	2,500
Advances	5.50%	December 17, 2007	2,500
Advances	5.46%	June 2, 2008	2,500
Advances	4.51%	July 25, 2008	1,500
Advances	4.36%	December 22, 2008	3,600
Advances	3.90%	March 23, 2010	5,000
Advances	4.64%	July 26, 2010	2,000
Advances	5.45%	March 29, 2011	800
Advances	5.11%	June 20, 2011	5,000
Advances	4.86%	March 12, 2012	5,000
Advances	5.32%	June 28,2016	5,000
			$47,900

(dollars in thousands, except share data)

8. BORROWINGS (continued)

December 31, 2005:	Interest Rate	Maturity	Amount
Federal funds purchased	4.44%	Demand	$ 215
Federal Home Loan Bank [1]			
Advances	4.44%	Demand	$ 22,900
Advances	4.33%	February 13, 2006	5,000
Advances	4.56%	June 11, 2007	5,000
Advances	4.41%	July 25, 2007	1,500
Advances	3.44%	October 9, 2007	1,000
Advances	4.53%	December 11, 2007	2,500
Advances	4.64%	December 17, 2007	2,500
Advances	4.54%	June 2, 2008	2,500
Advances	4.51%	July 25, 2008	1,500
Advances	4.36%	December 22, 2008	3,600
Advances	3.14%	June 11, 2009	5,000
Advances	3.90%	March 23, 2010	5,000
Advances	4.64%	July 26, 2010	2,000
Advances	3.98%	March 12, 2012	5,000
			$ 65,000

(1) Of the $47,900 in Federal Home Loan Bank advances outstanding at December 31, 2006, $17,500 have adjustable rates which are reset quarterly, $10,400 have fixed rates to maturity, and $20,000 have fixed rates which may be convertible to three-month LIBOR. Advances are subject to prepayment penalties.

At December 31, 2006 the Corporation has the following lines of credit:

	Total Line Of Credit	Amount Available
Federal Home Loan Bank, secured	$145,910	$ 98,010
The Bankers Bank [1]	5,000	5,000
Compass Bank	7,500	7,500
Community Bankers Bank		
Secured [1]	10,077	10,077
Unsecured [1]	12,000	12,000
	$180,487	$ 132,587

(1) Federal funds facilities. The Community Bankers bank secured facility is collateralized with pledged investment securities.

(dollars in thousands, except share data)

8. BORROWINGS (continued)

Quarter average balances, rates and maximum balances for FHLB borrowings in 2006 and 2005 are indicated below.

2006	Quarter Average Balance	Average Rate	Quarter Maximum Balance
December 31,	$48,693	4.81%	$59,400
September 30,	63,035	5.14%	92,600
June 30,	63,435	4.73%	83,100
March 31,	67,267	4.27%	70,000

2005	Quarter Average Balance	Average Rate	Quarter Maximum Balance
December 31,	$57,810	3.99%	$65,000
September 30,	58,152	3.60%	62,500
June 30,	53,587	3.16%	66,100
March 31,	27,767	2.60%	39,500

The weighted average interest rate for FHLB borrowings at December 31, 2006 and 2005 was 4.96% and 4.27% respectively.

9. SUBORDINATED DEBENTURES

On June 27, 2002, Millennium Capital Trust I, Inc., a subsidiary of the Corporation, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Corporation's junior subordinated debentures, which are its sole assets. The Corporation owns all of the Trust's outstanding common securities. On July 11, 2002, $8,000 of the trust preferred securities were issued in a pooled offering. The securities have a LIBOR-indexed floating rate of interest, which is set and payable on a quarterly basis. During 2006, the interest rates ranged from 7.80 percent to 9.16 percent. During 2005, the interest rates ranged from 5.72 percent to 7.80 percent. The securities have a maturity date of July 2032. The Corporation has the option of redeeming the securities beginning July 2007.

Up to 25 percent of Tier 1 capital may include the above securities for regulatory capital adequacy determination purposes. The portion of the securities not considered as Tier 1 capital will be included in Tier 2 capital. The Corporation and the Trust believe that, taken together, the Corporation's obligations under the junior subordinated debentures, the Indenture, the Trust declaration and the Guarantee entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the trust preferred securities. Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

In accordance with FASB Interpretation No. 46, the Trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the Trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the Trust, as they are no longer eliminated in consolidation.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

10. INCOME TAXES

The provision for federal income taxes from continuing operations consists of the following:

	2006	2005	2004
Current (benefit) provision	$650	$1,243	$ 488
Deferred (benefit) provision	(166)	(729)	723
Total provision for income taxes	$ 484	$ 514	$1,211

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Net deferred tax assets from continuing operations are comprised of the following at December 31:

Deferred Source	2006	2005
Loan loss reserve	$ 919	$ 871
Unearned loan fees	64	(1)
Depreciation	(13)	(62)
Other	286	282
Subtotal	1,256	1,090
Unrealized loss included in other comprehensive income	908	1,077
Gross deferred tax assets	$2,164	$ 2,167

A reconciliation between actual tax expense from continuing operations and taxes computed at the statutory federal rate of 34% for each of the three years ended December 31 follows:

	2006	2005	2004
Tax computed at statutory rate	$1,019	$621	$1,211
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	(508)	(69)	-
Bank owned life insurance	(153)	(66)	-
Nondeductible expenses	126	28	-
Actual tax expense	$ 484	$514	$1,211

11. REGULATORY MATTERS

The Corporation (on a consolidated basis) and the Bank's primary supervisory agencies are the Federal Reserve and Office of the Comptroller of the Currency (OCC). The supervisory agencies have mandated certain minimum capital standards for the industry and pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") have outlined various levels of capital adequacy for the industry under "prompt corrective action" regulations.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Corporation and the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and the Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations) and of Tier I capital to adjusted total assets (as defined). Management believes as of December 31, 2006 and 2005, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

11. REGULATORY MATTERS (continued)

The Corporation's actual capital amounts and ratios are as follows:

	Actual		Minimum Capital Requirement		Minimum To be Well Capitalized (1)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total Risk-based Capital						
(to risk-weighted assets)						
Consolidated	$61,959	16.75%	$29,589	8.00%	$36,987	10.00%
Bank	51,453	14.08	29,227	8.00	36,534	10.00
Tier I Capital						
(to risk-weighted assets)						
Consolidated	57,314	15.50	14,795	4.00	22,192	6.00
Bank	46,865	12.83	14,613	4.00	21,920	6.00
Tier I Capital						
(to average assets)						
Consolidated	57,314	9.74	23,546	4.00	29,433	5.00
Bank	46,865	8.09	23,183	4.00	28,979	5.00
As of December 31, 2005						
Total Risk-based Capital						
(to risk-weighted assets)						
Consolidated	$60,998	20.46%	$23,844	8.00%	$29,806	10.00%
Bank	35,094	12.52	22,431	8.00	28,038	10.00
Tier I Capital						
(to risk-weighted assets)						
Consolidated	57,783	19.38	11,922	4.00	17,883	6.00
Bank	32,029	11.42	11,215	4.00	16,823	6.00
Tier I Capital						
(to average assets)						
Consolidated	57,783	13.92	16,601	4.00	20,752	5.00
Bank	32,029	8.08	15,938	4.00	19,922	5.00

(1) The Consolidated entity is not subject to the prompt corrective action rules.

(dollars in thousands, except share data)

12. OPERATING LEASES

The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years.

The following are the future minimum lease payments at December 31, 2006:

Years ending December 31,	
2007	$ 645
2008	654
2009	509
2010	277
2011	245
Thereafter	1,422
Total	$ 3,752

Rent expense amounted to $654, $651, and $583 for the years ended December 31, 2006, 2005 and 2004, respectively.

13. PROFIT SHARING PLAN

The Corporation maintains a 401(k) profit sharing plan, which has also been adopted by Millennium Bank, N.A., Millennium Capital, Inc., and Millennium Brokerage Services, Inc. The Plan covers substantially all full time employees. The Plan allows the Corporation, and its affiliates, to make contributions to the plan at the discretion of management. The Corporation and affiliates made no contributions to the 401(k) plan for the years ended December 31, 2006, 2005 and 2004.

14. OTHER INCOME AND OTHER OPERATING EXPENSE

Other income consists of the following:	2006	2005	2004
Commissions and fees	$131	$ 206	$209
Income from bank owned life insurance	451	195	-
Other income	-	(15)	294
Total other income	$ 582	$ 386	$ 503

Other operating expenses consist of the following:	2006	2005	2004
Dues and fees	$ 181	$ 175	$ 160
Franchise taxes and miscellaneous taxes	249	246	183
Insurance expense	148	211	81
Meetings and seminar expense	113	166	94
Miscellaneous operating expenses	417	462	431
Office expenses	558	534	387
Lawsuit settlements and operating losses	28	250	78
Outside services	367	301	86
Professional fees	634	720	588
Other loan expense	92	77	45
Merger related expense	5	513	-
Total other operating expenses	$2,792	$3,655	$2,133

(dollars in thousands, except share data)

15. RELATED PARTY TRANSACTIONS

The Corporation receives general legal services from law firms under the control of certain Directors. Legal fees paid to these law firms were $38, $49, and $74 for the years ended December 31, 2006, 2005, and 2004, respectively.

In 2006 and 2005, the Corporation leased space in Herndon, Virginia from a related party in the amount of $124 and $121, respectively and space in Reston, Virginia in the amount of $228 and $222, respectively.

The Bank has entered into loan transactions with certain directors, executive officers, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2006 and 2005 was $7,749 and $7,179, respectively. During 2006, disbursements made to such related parties amounted to $2,574 and payments amounted to $2,004. During 2005, disbursements made to such related parties amounted to $1,748 and payments amounted to $1,480.

The Bank has also entered into deposit transactions with certain directors, executive officers, and their affiliates. Total deposits at December 31, 2006 and 2005 were $2,152 and $3,450, respectively.

16. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

Credit Related Financial Instruments

The Corporation is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, the following financial instruments, the majority of which are at variable rates, were outstanding whose contract amounts represent credit risk:

	2006	2005
Commitments to grant loans, commercial pipeline and unfunded commitments under lines of credit	$63,814	$50,758
Commercial and standby letters of credit	1,163	851
	$64,977	$51,609

(dollars in thousands, except share data)

16. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT (continued)

Credit Related Financial Instruments (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These loans are considered in the pipeline until closing of the loan.

Unfunded commitments are closed loans where the customer has not drawn the entire amount of the loan and include commercial lines-of-credit, revolving credit lines and overdraft protection agreements. These commitments may expire without being drawn upon or may be partially drawn on. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Commercial and standby letters-of-credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. These letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Legal

Various legal claims arise from time to time in the normal course of business. No amount of loss, if any, can be reasonably estimated at this time; therefore, no liability has been recorded in the consolidated financial statements. At year-end 2006, the Corporation reached a settlement in the lawsuit filed on July 14, 2006 by a former management employee of Millennium Capital, Inc., an indirect subsidiary of the Corporation. In response to the lawsuit, the Corporation had filed motions to dismiss or otherwise challenge all of the alleged claims that sought monetary relief. While those motions were pending, the parties reached a settlement under terms that did not result in a material charge to the Corporation.

Recourse on Loans

The Corporation has sold loans during the year with limited recourse that is applicable only for the first 120 days. The loss from discontinued operations in 2006 includes a $2.913 million charge to establish a reserve for potential off-balance sheet exposure associated with loans already sold to investors. Investor agreements provide that the seller must buyback the loan under certain conditions, such as early payment default, and management determined at December 31, 2006 that it was more likely than not that buyback conditions occurred in some of the 2006 production sold to investors, particularly for identified loans that were originated under sub prime underwriting guidelines.

17. STOCK OPTION PLAN

On August 12, 1999, the Corporation adopted an Incentive Stock Option Plan. The total number of shares granted under the plan cannot exceed 2,000,000 shares. The Board of Directors of the Corporation administers the plan and the plan will terminate as of August 11, 2009. The Board has given the Chairman of the Corporation the authority to grant 300,000 shares to key employees at his discretion. Under the plan, the option price of the shares must be granted at not less than fair market value, the options term may not exceed ten years and the options are not transferable.

17. STOCK OPTION PLAN (continued)

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	708,406	$6.01	772,949	$5.87	626,398	$5.71
Granted	108,426	8.89	78,261	8.00	131,841	6.63
Exercised	(77,962)	6.44	(67,870)	5.29	(12,320)	5.00
Cancelled / Expired / Restored	-	-	(74,934)	7.37	27,030	5.24
Outstanding, end of year (1)	738,870	6.39	708,406	6.01	772,949	5.87
Options exercisable at end of year	589,958	$6.00	540,044	$5.85	484,030	$5.81

(1) Intrinsic value of options outstanding at December 31, 2006 was $2,165.

In November 2005, the Corporation accelerated the vesting of out-of-the-money stock options granted to certain key executives during 2005 totaling 33,706. The acceleration was executed to reduce future compensation expense to be recognized upon adoption of SFAS 123R.

SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. For options with graded vesting, we value the stock option grants and recognize compensation expense as if each vesting portion of the award was a single award. Under the modified prospective method, unvested awards, and awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R.

The following table details stock options outstanding:

	December 31,		
(dollars in thousands)	**2006**	**2005**	**2004**
Stock options vested and currently exercisable:			
Number	589,958	540,044	484,030
Weighted average exercise price	$6.00	$5.85	$5.81
Aggregate intrinsic value	$1,959	$1,510	$1,544
Weighted average remaining life (in years)	5.3	5.9	8.00

The intrinsic value of options exercised in 2006, 2005, and 2004, respectively was $198, $189 and $22, respectively. Cash received from option exercises for those same periods were $500, $358, and $72, respectively.

The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. The Company recorded $223 ($166 after tax) in stock compensation expense in 2006 to salaries and employee benefits. The affect on diluted earnings per share from continuing operations in 2006 from this stock compensation expense was ($0.02).

17. STOCK OPTION PLAN (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of the Company's stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company's stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted average assumptions for options granted during the year and the resulting estimated weighted average fair values per share used in our option pricing model are as follows:

	2006	2005	2004
Assumptions: Risk free interest rate	4.65%	4.40%	4.26%
Expected dividend yield	0.71%	-	-
Expected life of options (in years)	10	10	10
Expected volatility	20.1	15.8	17.3
Estimated fair value per share	$3.50	$3.15	$2.51

SFAS 123R requires the recognition of stock based compensation for the number of awards that are ultimately expected to vest. The Company did not reduce its compensation expense for estimated forfeitures prior to vesting primarily based on the limited number of holders of unvested stock options in 2006. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

Unrecognized stock option compensation expense related to unvested awards (net of estimated forfeitures) for 2007 and beyond is estimated as follows:

Year	**(in thousands)**
2007	74
2008	65
2009	50
2010	44
2011	24

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.00 - $6.00	367,892	3.8 years	$5.00	367,892	$5.00
$6.01 - $7.00	103,273	6.3 years	$6.62	69,961	$6.65
$7.01 - $8.00	109,573	7.5 years	$7.41	67,323	$7.45
$8.01 - $9.00	114,382	8.6 years	$8.59	84,782	$8.65
$9.01 - $9.55	43,750	9.3 years	$9.32	-	-

(dollars in thousands, except share data)

17. STOCK OPTION PLAN (continued)

The vesting period of the remaining options is as follows:

Vested and exercisable	589,958
2006	15,530
2007	36,326
2008	31,006
2009	13,700
2010	52,350
	738,870

18. EARNINGS PER SHARE

The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential dilutive common stock.

	For the Years Ended December 31,		
	2006	2005	2004
Income from continuing operations	$2,514	$1,311	$2,360
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Basic earnings per share from continuing operations	$0.28	$0.15	$0.34
Income from continuing operations	$2,514	$1,311	$2,360
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Add dilutive effects of assumed exercises of stock options	213,223	140,946	318,476
Weighted average shares outstanding adjusted for dilution	9,115,857	8,939,052	7,356,247
Diluted earnings per share from continuing operations	$0.28	$0.15	$0.32

	For the Years Ended December 31,		
	2006	2005	2004
Income (loss) from discontinued operations	$(2,993)	$323	$(351)
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Basic earnings per share from discontinued operations	$(0.34)	$0.04	$(0.05)
Income (loss) from discontinued operations	$(2,993)	$323	$(351)
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Add dilutive effects of assumed exercises of stock options	213,223	140,946	318,476
Weighted average shares outstanding adjusted for dilution	9,115,857	8,939,052	7,356,247
Diluted earnings per share from discontinued operations	$(0.33)	$0.04	$(0.05)

(dollars in thousands, except share data)

18. EARNINGS PER SHARE (continued)

	For the Years Ended December 31,		
	2006	2005	2004
Net income	$(481)	$1,634	$2,009
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Basic earnings per share	$(0.05)	$0.19	$0.29
Net income	$(481)	$1,634	$2,009
Weighted average shares outstanding	8,902,634	8,798,106	7,037,771
Add dilutive effects of assumed exercises of stock options	213,223	140,946	318,476
Weighted average shares outstanding adjusted for dilution	9,115,857	8,939,052	7,356,247
Diluted earnings per share	$(0.05)	$0.18	$0.27

No stock options or warrants were considered anti-dilutive in computing weighted average shares

19. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2006	2005	2004
Change in unrealized holding gains (losses) on Available-for-sale securities	$554	$(2,345)	$63
Reclassification adjustment for losses (gains) realized in income	(56)	208	(4)
Net unrealized gains (losses)	498	(2,137)	59
Tax effect	(170)	727	(20)
Other comprehensive income	$328	$(1,410)	$39

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

20. PARENT COMPANY ACTIVITY

CONDENSED BALANCE SHEETS

	2006	2005
Assets:		
Interest bearing deposits in banks	$ 1,820	$ 7,600
Investment in subsidiaries	45,114	29,953
Securities available for sale	997	987
Loans (net)	6,992	16,276
Other assets	813	1,041
Total Assets	$55,736	$55,857
Liabilities:		
Subordinated debentures	8,000	8,000
Other liabilities	184	164
Total Liabilities	8,184	8,164
Stockholders' equity:		
Common stock	44,631	44,241
Additional paid-in capital	4,408	4,075
Accumulated other comprehensive income (loss)	(1,762)	(2,090)
Retained earnings	275	1,467
Total Stockholders' Equity	47,552	47,693
Total Liabilities and Stockholders' Equity	$55,736	$55,857

CONDENSED STATEMENTS OF INCOME

	2006	2005	2004
Equity in earnings of Bank	$(165)	$ 1,764	$ 2,168
Equity in earnings of Brokerage Services	-	-	8
Equity in earnings of E-Banking	-	(125)	(149)
Equity in earnings of Millennium Financial Inc.	3	3	3
Other expenses	(338)	(652)	(287)
Interest income, (expense) net	19	644	266
Net income (loss)	$(481)	$ 1,634	$ 2,009

(dollars in thousands, except share data)

20. PARENT COMPANY ACTIVITY (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005	2004
Cash Flows from Operating Activities			
Net income (loss)	$(481)	$1,634	$2,009
Equity in undistributed net (income) loss of subsidiaries	162	(1,642)	(2,030)
Subtotal	(319)	(8)	(21)
Stock compensation expense	223	-	-
(Increase) decrease in other assets	224	(618)	(53)
Increase (decrease) in other liabilities	20	280	18
Net Cash Provided (Used) by Operating Activities	148	(346)	(56)
Cash Flows from Investing Activities			
Purchase of securities available for sale	-	-	(6,000)
Sales/Calls of securities available for sale	0	1,012	4,001
Change in loans	9,284	1,842	(18,118)
Increase in investment in subsidiaries	(15,000)	(274)	(4,812)
Net Cash Provided (Used) by Investing Activities	(5,716)	2,580	(24,929)
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	500	358	24,646
Dividends distributed	(712)	-	-
Net proceeds from redemption of warrants	-	-	4,499
Net Cash Provided (Used) by Financing Activities	(212)	358	29,145
Net Increase (Decrease) in Cash and Due from Banks	(5,780)	2,592	4,160
Cash and Due from Banks, beginning of year	7,600	5,008	848
Cash and Due from Banks, end of year	$1,820	$7,600	$5,008

(dollars in thousands, except share data)

21. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of the respective reporting dates. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Corporation would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates, which must be made, it may be difficult to make reasonable comparisons of the Corporation's fair value information to that of other financial institutions. SFAS 107 excludes certain financial instruments from its disclosure requirement. Because of this and the many uncertainties discussed above, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Corporation. The estimated fair values of the Corporation's financial instruments at December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 8,288	$ 8,288	$ 5,505	$ 5,505
Federal funds sold	50,364	50,364	915	915
Securities available for sale	172,703	172,703	123,814	123,814
Loans held for sale	37,728	37,728	22,044	22,262
Loans receivable, net	295,057	293,852	248,203	246,851
Accrued interest receivable	3,226	3,226	2,070	2,070
Financial liabilities:				
Deposits	482,729	478,153	298,996	298,050
Federal funds purchased	-	-	215	215
FHLB advances-overnight	-	-	22,900	22,900
FHLB advances-long term	47,900	47,524	42,100	42,133
Subordinated debentures	8,000	8,000	8,000	8,000
Accrued interest payable	1,287	1,287	784	784

21. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The following methods and assumptions were used to estimate the fair value amounts at December 31, 2006 and 2005:

Cash and Cash Equivalents

Carrying amount approximates fair value.

Loans Held for Sale

Fair value is based on selling prices arranged by arms-length contracts with third parties.

Loans Receivable, Net of Allowance

Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality.

Securities Available-for Sale

Fair value is based on quoted market prices, excluding Federal Home Loan Bank stock. Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities

The carrying amount of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts approximates fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analysis using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities.

Borrowings

The carrying amount of short-term FHLB advances approximates fair value. Fair value of all other borrowings is estimated based on discounted cash flow analysis using the remaining maturity of the borrowings and interest rates currently in effect on borrowings with similar original maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

MILLENNIUM BANKSHARES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except share data)

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter Ended December 31, 2006	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	Quarter Ended March 31, 2006
Interest income	$ 8,543	$7,616	$6,703	$6,243
Net interest income	3,040	2,853	2,823	3,006
Provision for loan losses	(173)	99	55	-
Income from continuing operations before income taxes	924	467	755	852
Income taxes	180	12	118	174
Income from continuing operations	744	455	637	678
Income (loss) from discontinued operations	(3,887)	546	197	149
Net income (loss)	$(3,143)	$1,001	$ 834	$ 827
Earnings per common share from continuing operations:				
Basic	.08	.05	.07	.08
Diluted	.08	.05	.07	.07
Earnings (loss) per common share from discontinued operations:				
Basic	(.44)	.06	.02	.02
Diluted	(.43)	.06	.02	.02
Earnings (loss) per common share:				
Basic	(.35)	.11	.09	.09
Diluted	(.35)	.11	.09	.09

The loss from discontinued operations for the quarter ended December 31, 2006 was triggered by charges associated with the decision to wind-down mortgage operations. The most significant charges were a $2,965 lower of cost or market adjustment on loans held for sale, a $2,913 charge to establish a reserve for potential off-balance sheet exposure associated with loans already sold to investors and a $200 write-off of uncollected receivables.

(dollars in thousands, except share data)

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (continued)

	Quarter Ended December 31, 2005	Quarter Ended September 30, 2005	Quarter Ended June 30, 2005	Quarter Ended March 31, 2005
Interest income	$6,234	$6,252	$5,922	$5,173
Net interest income	3,113	3,238	3,182	3,065
Provision for loan losses	74	151	176	11
Income (loss) from continuing operations before income taxes	(742)	930	548	1,089
Income taxes	(344)	339	147	372
Income (loss) from continuing operations	(398)	591	401	717
Income (loss) from discontinued operations	383	(73)	45	(32)
Net income (loss)	$ (15)	$ 518	$ 446	$ 685
Earnings (loss) per common share from continuing operations:				
Basic	(.04)	.07	.04	.08
Diluted	(.04)	.07	.04	.00
Earnings (loss) per common share from discontinued operations:				
Basic	.04	(.01)	.01	.00
Diluted	.00	(.01)	.01	.00
Earnings per common share:				
Basic	.00	.06	.05	.08
Diluted	.00	.06	.05	.08

Income for continuing operations for the quarter ended December 31, 2005 includes the write-off of merger-related expenses totaling $513 associated with the proposed acquisition of Albemarle First Bank, which was terminated in November 2005. In addition, the Corporation incurred $207 in pre-tax securities losses in conjunction with investment portfolio restructuring designed to improve the investment portfolio risk profile.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of our management, including our interim chief executive officer and chief financial officer. This officer concluded that the Company's disclosure controls and procedures were not effective due to the material weakness described below. Based upon that evaluation, our management concluded that our disclosure controls and procedures were not effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic filings with the Commission.

We maintain a system of internal accounting controls that is designed to provide assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and properly recorded. This system is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and an internal audit program to monitor its effectiveness.

As described elsewhere in this Form 10-K, we had determined that it was in our best interest to wind down our mortgage operating subsidiaries as of December 31, 2006. One reason for this determination was the identification of credit quality issues that surfaced in the subprime sector of the held for sale loan portfolio. We were, however, unable to identify these issues promptly in order to determine the financial impact of the wind down of the mortgage business, including necessary charges against our 2006 earnings, in a timely manner. This inability was due to a lack of sufficient information to fully evaluate potential exposure. As a result, we have determined that we have a material weakness in our internal control over financial reporting with respect to our inability to identify promptly these credit quality issues. Under the PCAOB standards, a "material weakness" is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We have addressed this issue by eliminating the origination of subprime loan production and beginning the wind down process of our mortgage operations entirely. In addition, we have assigned an internal management team to specifically manage the wind down process and ensure that material information is promptly reported to management. In addition, as part of our preparation for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we will continue to evaluate the effectiveness of our internal control on an ongoing basis and will take further action as appropriate.

Because it related only to our financial information in the fourth quarter of 2006 and as of December 31, 2006, the material weakness described above did not result in the restatement of any of the financial statements that we had previously filed with the Securities and Exchange Commission.

There were no changes in our internal control over financial reporting identified in connection with the evaluation of it that occurred during our last fiscal quarter that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Under the Articles of Incorporation, our directors are divided into three classes, which serve for staggered three-year terms. The names of the current members of Millennium's Board of Directors, their principal occupations for at least the past five years, and certain other information with respect to such persons are set forth below.

CLASS A DIRECTORS WITH TERMS EXPIRING IN 2009

Name, Age, Principal Occupation During the Past Five Years, Certain Other Directorships, Committee Memberships and City and State of Residence	Director of MBVA Since
WILLIAM P. HAGGERTY, CPA, CVA (61) Principal and Owner, Haggerty & Associates, a certified public accounting and consulting firm in Bethesda, Maryland, since 1990. Haggerty & Associates is a financial consulting firm specializing in the areas of mergers and acquisitions, business valuations, financial analysis, forecasting and budgeting, and business exit planning. Member of Audit Committee and Nominating and Governance Committee. Director of Millennium Bank, N. A. Bethesda, Maryland.	2004
DAVID M.W. HARVEY (50) Founder and Managing Member, Hot Creek Capital, L.L.C., an investment company located in Reno, Nevada, since 1993. Portfolio Manager of various investment partnerships specializing in equity investments in small capitalization community banks, thrifts, and their holding companies, including Hot Creek Investors, L.P. Member of Executive Committee. Reno, Nevada.	2006
JOSEPH W. PAULINI (52) President and Managing Member, Express Greeting Cards, L.L.C., an international manufacturing and importing business located in Vienna, Virginia, since 2003. President, Rainmaker Creative Thinking, L.L.C., Reston, Virginia, 1995 to 2001. Director of Millennium Bank, N.A., 1999 to 2003. Member of the Nominating and Governance Committee. Vienna, Virginia.	2006

CLASS B DIRECTORS WITH TERMS EXPIRING IN 2007

Name, Age, Principal Occupation During the Past Five Years, Certain Other Directorships, Committee Memberships and City and State of Residence	Director of MBVA Since
ARTHUR J. NOVICK (60) President, Novick, Hartz, Hall & Associates, P.C., d/b/a Virginia Dental Solutions, a professional dental corporation located in Reston, Virginia, since 1972. Vice Chairman of Audit Committee, Chairman of Compensation Committee, and Member of Executive Committee and Directors Loan Committee. Director of Millennium Bank, N. A. Reston, Virginia.	1998

ROBERT T. SMOOT (56) Director, Architect/Engineer Evaluation and Program Support, U.S. Department of Veterans Affairs in Washington, D.C., since 1981. Managing Member, C-Squared Management & Development, L.L.C., Great Falls, Virginia, since 1996. Chairman of the Board of Millennium since 2006. Chairman of Audit Committee and Member of Nominating and Governance Committee, Compensation Committee, and Executive Committee. Director of Millennium Bank, N. A. Great Falls, Virginia.	1998

CLASS C DIRECTORS WITH TERMS EXPIRING IN 2008

Name, Age, Principal Occupation During the Past Five Years, Certain Other Directorships, Committee Memberships and City and State of Residence	Director of MBVA Since
GRAYSON P. HANES (69) Partner, Reed Smith LLP, an international law firm headquartered in Pittsburgh, Pennsylvania, with 1,500 attorneys. Mr. Hanes's office is located in Falls Church, Virginia, since 1999. Member of Executive Committee. Director of Millennium Bank, N.A. Vienna, Virginia.	2005
DAVID B. MOREY (59) Loan Portfolio Relationship Manager, Millennium Bank, N.A., since December 2005. Loan Officer, Millennium Bank Mortgage, L.L.C., 2005 through 2006. President of a mortgage group focused on lending within Millennium Capital, Inc., the former mortgage-lending subsidiary of the Bank, 2001 through 2005. Employed by Millennium Capital, Inc. in various capacities, 2001 through 2005. Director of Millennium Bank, N. A. Vienna, Virginia.	1998
BARBARA WORTLEY (57) * Assistant to the Chairman of Liberty Research, Inc., a medical research company in Waverly, New York, since 1993. Owner and Managing Member of Liberty Industries, L.C., a Florida limited corporation and manufacturer of broadcast and cellular towers located in Newburgh, Indiana, since 2006. Owner and Managing Member, AVS, Inc., manufacturer of specialty vehicles, Deerfield Beach, Florida, since 2004. Owner and Chairman of the Board, Liberty Polyglas, manufacturer of fiberglass reinforced copolymers, located in West Mifflin, Pennsylvania, since 2002. Member of Executive Committee, Nominating and Governance Committee and Compensation Committee. Boca Raton, Florida.	2007

* Ms. Wortley was appointed to the Board of Directors in February 2007 and will be presented to our shareholders for election to her class at the 2007 Annual Meeting of Shareholders.

Executive Officers Who Are Not Directors

Dale G. Phelps, 51, has been interim President and Chief Executive Officer of Millennium since March 2007 and of Millennium Bank since April 2007. He had been Executive Vice President, Treasurer and Chief Financial Officer of Millennium and Executive Vice President and Chief Financial Officer of Millennium Bank since 2005 and will continue serving as our principal financial officer. Mr. Phelps previously served as Chief Financial Officer of Community Bank of Northern Virginia in Sterling, Virginia, from 2002 until its purchase by Mercantile Bankshares Corporation in 2005. Mr. Phelps also served as Chief Financial Officer of Century National Bank in Washington, D.C., from 2000 until its purchase by United Bankshares in 2001. Prior to joining Century National Bank, Mr. Phelps was employed by Farmers and Mechanics Bank in Frederick, Maryland, from 1992 to 2000.

John F. Novak, 60, has been interim Chief Operating Officer of Millennium since March 2007. Mr. Novak has also been Executive Vice President and Retail and Business Banking Manager of Millennium Bank since 2005. From 2003 to 2005, he was Vice President in Sales and Marketing for Susquehanna Bank in Towson, Maryland. He had previously been Executive Vice President in the Product Sales and Marketing Group for Provident Bank of Maryland for ten years.

Agreement with Hot Creek

On August 4, 2006, we entered into an agreement with Hot Creek Capital, L.L.C., a Nevada limited liability company, Hot Creek Investors L.P., a Nevada limited partnership, David M.W. Harvey, Joseph W. Paulini and Charles Dean. (In the discussion below, we refer to these persons and entities collectively as the "Hot Creek group" and individually as a "group member"). The Hot Creek group currently owns, in the aggregate, 569,374 shares of our common stock, representing approximately 6.4% of Millennium's outstanding shares of common stock.

Under the agreement between Millennium and the Hot Creek group, Mr. Harvey and Mr. Paulini were elected to the Board at the Annual Meeting in 2006. Also under the agreement:

- Our Board of Directors will nominate up to two persons proposed by Mr. Harvey for election to the Board at our 2007 Annual Meeting of Shareholders.
- If either Mr. Harvey or Mr. Paulini, or any other individual serving as a director pursuant to the agreement, resigns, dies or becomes disabled and, as a result, no longer serves on the Board, the Board will only consider individuals to fill the resulting vacancy that have been proposed by Hot Creek Capital and the Board will not unreasonably withhold its approval of any individual proposed by Hot Creek Capital to fill such vacancy.
- Our Board appointed Mr. Harvey to the Executive Committee of the Board and appointed Mr. Paulini to the Nominating and Governance Committee of the Board.
- After Millennium's 2006 Annual Meeting of Shareholders, the Board elected Robert T. Smoot as the Chairman of the Board of Millennium. The Chairman of the Board will not be an officer of Millennium or Millennium Bank, National Association.
- Without the consent of a majority of the directors then serving on the Board who are serving as a director pursuant to the agreement, our Board will not, until after the adjournment of our 2010 Annual Meeting of Shareholders, increase the size of the Board to more than ten members or delay any Annual Meeting of Shareholders.
- Until the adjournment of our 2007 Annual Meeting of Shareholders, the Hot Creek group, and each group member, have agreed not to take, and to prevent their affiliates from taking, certain actions with respect to Millennium, including:
  - unless approved or recommended by the Board, commencing or participating in, or in assisting any other person in commencing or participating in, any acquisition of any securities in or assets of Millennium, any tender or exchange offer, merger, purchase of assets, recapitalization, restructuring, liquidation or other extraordinary transaction with respect to Millennium;
  - making or participating in any solicitation of proxies;
  - forming or assisting in the formation or continuation of a "group" (other than the Hot Creek group, provided it complies with the agreement between Millennium and the Hot Creek group) with respect to acquiring, holding, voting or disposing of any equity securities of Millennium;
  - seeking to control Millennium, except as provided for in the agreement between the Hot Creek group and us or otherwise in the capacity of a group member as a member of Millennium's Board;
  - seeking to call a special meeting of Millennium's shareholders, except in the capacity of a Hot Creek group member as a member of Millennium's Board;
  - making any shareholder proposal in respect of Millennium;

- except as provided for in the agreement, nominating or proposing any person or persons as a director of Millennium or of any of its subsidiaries;
- taking any action to instigate legal proceedings that challenge the enforceability of the agreement;
- taking any action, directly or indirectly, alone or in concert with others, to circumvent the obligations of the Hot Creek group or any group member set forth in the agreement;
- encouraging any other person to undertake any of the actions or activities that the Hot Creek group or a group member is not permitted to engage in under the agreement; or
- requesting Millennium or its Board or management to amend or waive any of the foregoing restrictions.

- The Hot Creek group and each group member agreed to take all such actions as are necessary or appropriate to assure that the shares of our common stock owned by them will:
  - be represented in person or by proxy at all shareholder meetings of Millennium so as to be counted toward a quorum for the transaction of business;
  - be voted for the election of the director nominees proposed by the Board; and
  - be voted on all other matters in the same proportions as the other outstanding shares of common stock of Millennium are voted.

Under the Agreement, the Board nominated Randall F. Kinoshita and James W. Wolfe, at the request of the Hot Creek group, to stand for election in 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Under federal securities laws, our directors and executive officers must report their beneficial ownership of MBVA common stock and any changes in that ownership to the SEC. The SEC has established specific dates for such reporting, and we are required to report any failure to file by the established dates during 2006. In 2006, these filing requirements were satisfied by all but two of Millennium's directors. Each of Messrs. Harvey and Paulini reported director compensation in the form of a grant of stock options four days late in October 2006. In making this report, Millennium has relied on the written representations of its directors and executive officers subject to Section 16 and copies of the reports that have been filed with the SEC.

Code of Conduct and Code of Ethics for Senior Management and Financial Officers

We maintain a Code of Conduct for directors and employees, as adopted by the Board of Directors, to ensure that each employee of Millennium and our subsidiaries understands the basic principles that govern their conduct in the workplace. The Board also has adopted a Code of Ethics for Senior Management and Financial Officers, which applies to our principal executive officer and principal financial officer, as required by law. In 2006, there were no waivers to the Code of Conduct, nor were there any substantive amendments to the Code of Conduct or the Code of Ethics for Senior Management and Financial Officers. Shareholders may obtain a copy of the codes of ethics by contacting the Corporate Secretary, Millennium Bankshares Corporation, 1601 Washington Plaza, Reston, Virginia 20190 or by viewing the documents on the "Corporate Governance" page of our Investor Relations web site at www.millenniumbankshares.com.

Audit Committee

Each member of the Audit Committee of our Board of Directors has been determined by the Board to be independent in accordance with the requirements of The NASDAQ Stock Market, Inc. ("NASDAQ") and the Securities and Exchange Commission (the "SEC") (including the specific additional Sarbanes-Oxley Act of 2002 and SEC requirements for Audit Committee members) and our Corporate Governance Guidelines.

Annually, the Audit Committee conducts a review and evaluation of the performance of the committee and reviews and reassesses the adequacy of its charter in light of any changes to applicable rules and regulations. A copy of the Audit Committee Charter was attached as an appendix to the proxy statement for our 2006 Annual Meeting of Shareholders. A copy of the charter of the Audit Committee is also available on the "Corporate Governance" page of our Investor Relations web site at www.millenniumbankshares.com.

A summary of the responsibilities and authority of the Audit Committee follows.

Name of Committee and Members	Functions of Committee	Number of Meetings in 2006
Audit: William P. Haggerty Arthur J. Novick Robert T. Smoot	- Appoints, compensates, retains, and directly oversees the work of our independent auditor. - Monitors the independence and qualifications of the independent auditor. - Monitors the integrity of our financial statements and recommends inclusion of the financial statements in our annual and quarterly filings with the SEC. - Reviews CEO and CFO disclosures on our internal controls system for our SEC 10-K and 10-Q filings. - Oversees the performance of our internal audit process. - Establishes a policy for the treatment of complaints received from employees regarding accounting or auditing matters. - Performs other related duties as defined in the written charter approved by the Board.	13

The Board of Directors has determined that one Audit Committee member, Mr. Haggerty, is a financial expert.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis (CD&A)

The Compensation Committee is responsible for the oversight and annual review of Millennium's executive compensation program and for recommending the annual salary and bonus compensation for the chief executive officer, the chief operating officer, and the chief financial officer, who are our "Named Executive Officers" and the annual award of long-term incentive compensation for the Named Executive Officers for approval by the Board of Directors of Millennium.

For purposes of this discussion, during 2006, Carroll C. Markley was our chief executive officer, Anita L. Shull was our chief operating officer and Dale G. Phelps was our chief financial officer. Mr. Markley retired in March 2007, and Ms. Shull resigned in March 2007.

Following this discussion, you will find tables containing detailed information concerning compensation earned or paid for 2006 to our Named Executive Officers.

Executive Officers Compensation Program

The Compensation Committee reviews on an annual basis the appropriateness and effectiveness of Millennium's compensation philosophy and guiding principles, which consist of the following:

1. Compensation and reward systems should be a management tool to achieve business results.
2. Annual compensation adjustments should be aligned with relative internal performance targets and contributions to the overall achievement of Millennium's financial and business objectives.
3. The overall executive officers compensation program is reviewed annually and adjusted as appropriate and administered in a fair and reasonable manner.

4. By basing the compensation program on the financial performance of Millennium and appropriately linking executive performance to the annual financial and operational results, Millennium is enhancing the long-term financial interests of shareholders.

Components of Executive Officers Compensation

The components of compensation for each Named Executive Officer of Millennium are specified in the employment agreement of each executive officer. We disclose the terms of these employment agreements in the "Employment Agreements" section below. The Compensation Committee believes that securing the continued service of key executives is essential to the successful future of the organization. Employment agreements assist us by providing security to key executives.

The Board of Directors may increase the salary of an executive officer. In such cases, compensation is structured to emphasize variable pay based on performance, with base salary set comparable to market median, and cash incentive opportunities generally set comparable to market median, so that total cash compensation opportunities may be compared to a peer group of publicly traded bank or financial services holding companies that the Compensation Committee has determined is an appropriate comparison group for this purpose.

Millennium has established incentive compensation programs for executive officers that consist of an annual cash incentive (bonus), stock-based long-term incentive awards, and standard employee benefits. The annual cash incentive and long-term incentive programs emphasize variable compensation for executive officers that is tied to the financial results of Millennium. The Compensation Committee considers cash incentive payments and long-term incentive awards to executive management and makes recommendations for approval by the Board of Directors.

Annual Base Salary

Our base salary philosophy is to provide reasonable current income to our Named Executive Officers in amounts that will attract and retain individuals with a broad, proven track record of performance. In making annual compensation determinations, the Compensation Committee evaluates the performance of the executive officers based on our financial performance, achievements in implementing our long-term strategy, and the personal observations of the executive officers' performance by the members of the Compensation Committee. The committee generally does not weigh any particular aspects of the performance of the executive officers over other aspects.

Under the employment agreements of the Named Executive Officers, each was eligible for an increase in salary. Following a year of disappointing earnings in 2005, Mr. Markley initiated company-wide cost-cutting measures to reduce expenses and took other actions to help the company recover from a year of relatively poor earnings. As part of this effort, no salary increases were awarded to the Named Executive Officers in 2006. As a result, salaries remained at $190,000 for Mr. Markley, $160,000 for Ms. Shull, and $135,000 for Mr. Phelps.

Annual Cash Compensation

We offer our executive officers an opportunity to receive an annual bonus. No specific performance goals or criteria are set in advance. Each employment agreement provides for bonuses, and all bonuses are at the discretion of the Compensation Committee. The Committee generally does not give any weight to any particular aspect of an individual's performance.

In 2006, bonuses were not awarded to the Named Executive Officers for their performance in 2005 for the same reason that there were no salary increases. See *Annual Base Salary* paragraph above.

Long-Term Equity Incentive Plan

The Board of Directors may provide equity incentives to executive officers through long-term awards. Long-term equity incentives historically have been made available to executive officers in the form of stock options. These awards provide executive officers with an opportunity to accumulate our common stock and associated compensation related to that ownership. The goal of the Board of Directors in granting equity awards is to directly link an executive's compensation opportunities with shareholder value creation. Stock option grants require stock price appreciation in order for executive officers to realize any benefit, thus directly aligning executive and shareholder interests.

The Board of Directors also employs multiyear vesting of equity incentive awards. Multiyear vesting focuses executive officers on consistent long-term growth in shareholder value and requires executive officers to remain employed with us for extended periods to receive the full benefit of the awards.

Millennium has two incentive stock plans, one for employees and one for directors of the holding company and its affiliated bank. The Millennium Bankshares Corporation 1999 Incentive Stock Option Plan (the "Plan") for employees is limited to the award of stock options only. The Plan does not base vesting of options on company performance factors. Stock options for employees are generally awarded in the first half of the year. Management prepares the list of employees to receive awards and seeks Board approval of the amount of shares to be granted. On the date that the Board of Directors approves the shares to be granted, the grants are valued at the closing price of the Corporation's stock and the grant agreements are issued. All stock options granted become vested over a five-year period on the dates specified in each grant agreement and may be exercised immediately following the vesting date. Grants have a ten-year term to expiration.

The Director Stock Option Plan is also limited to the award of stock options for services rendered as a director of Millennium and Millennium Bank. Like the employee plan, this plan does not base vesting of options on the company attaining certain performance goals as of the end of a prior year. Directors are awarded nonqualified stock options that vest immediately upon issuance, and the term of the grant is ten years. Generally, management directors do not receive grants under the Director Stock Option Plan. However, an exception has been made for Mr. Morey, who is an employee of the Bank, to receive a grant of stock options annually in concert with other Board members.

Under Mr. Markley's original employment agreement, which was entered into in March 2000, he was eligible to receive an annual grant of stock options equal to one percent of the original issue of the common stock and warrants of the holding company at the then fair market value thereof during each year of employment for up to seven years. This grant, however, was based on the condition that the company meets or exceeds certain annual performance goals for the year in which the grant is awarded. Mr. Markley executed a new employment agreement in December 2004, which stated that in addition to the options to be granted under his 2000 Employment Agreement, he is eligible to receive additional stock options as may be awarded by the Board in its sole discretion. To calculate the number of options that may be awarded annually to Mr. Markley, we considered Millennium's private stock offering in 1999, in which 900,000 total shares were offered for sale, plus one warrant was granted for each share purchased, for a total of 1,800,000 shares. As a result, 18,000 shares would be the base number for options to be granted annually to Mr. Markley, subject to Millennium meeting or exceeding its performance goals, for a period of seven years from the date of March 8, 2000. In addition, Millennium's common stock was split 2-for-1 on October 31, 2001, and the stock split was applicable to all outstanding shares of Millennium, including stock option shares. Thus, Mr. Markley became eligible to receive a grant of 36,000 stock options annually. The other component of his eligibility to receive options is Millennium's performance in meeting its annual budget goals. For 2005, Millennium met or exceeded two out of six performance goals, or 33.33% of its goals, as described below. Therefore, Mr. Markley's base option award was 33.33% of 36,000, or approximately 12,000 stock options for the year 2005. The Board of Directors awarded Mr. Markley 12,000 stock options on September 21, 2006.

Mr. Phelps was awarded 5,000 stock options by the Board of Directors on March 23, 2006. Subsequent to the Board's approval, Mr. Markley designated an additional 10,000 options to be awarded to Mr. Phelps, in accordance with the authority previously granted to him by the Board of Directors, as part of the awards to all other employees on the same date, which brought the total awarded to Mr. Phelps to 15,000 stock options. The additional 10,000 options were awarded to Mr. Phelps in order to encourage his continued employment with us. The options vest over a five-year period beginning on March 23, 2007, and the grant has a term of ten years. The option price of $9.31 per share is based on the closing price of Millennium's common stock on NASDAQ on March 23, 2006. The grant agreements could not be issued until the trading blackout period in 2006 was lifted at the end of September, at which time the Corporation's revised grant agreement template was used to issue all options awarded in 2006.

The employment agreements of Ms. Shull and Mr. Phelps state that these executive officers shall be eligible for stock options as may be awarded by the Board in its sole discretion. There are no performance-based conditions or other material conditions applicable to the awards.

Timing of Long-Term Incentive Awards

Our practice with respect to the timing of long-term incentive awards is to grant stock-based awards to executive officers once each year.

We are aware that the release of various information, including information related to our financial results, may have an impact on the market price of our common stock and, therefore, on the value of the stock-based award, depending on whether the information is favorable or unfavorable. Accordingly, we believe that a consistent application of our stock awarding practices from year to year is vital. The stock awarded by the Board of Directors is designed to provide incentives for the creation of long-term shareholder value and to contain delayed vesting provisions that prevent recipients of stock awards from taking advantage of short-term fluctuations in the market price of our common stock.

We have not planned in the past, nor do we plan in the future, to time the release of material nonpublic information for the purpose of affecting the value of executive compensation. We do not have a practice of setting the exercise price of stock awards based on the stock price on any date other than the grant date, nor do we use a formula or any other method to select a price based on a period before, after, or surrounding the grant date. Stock awards are granted at the closing price of our common stock on the date of grant.

Modification of Stock Option Awards

In 2006, the Compensation Committee of the Board of Directors recommended that two of Carroll C. Markley's grants be modified. On September 21, 2006, the Board approved two modifications to the grants issued on January 25, 2001 and February 8, 2001. Grants on both dates contained language that stated that options could be exercised "on February 8, 2005 through February 8, 2006," which meant that the grants could only be exercised during a one-year period, when both grants actually had an expiration date of ten years from the date of grant. The Board of Directors was advised that it could amend the two grants to eliminate the language that limited the exercise period to one year. The change was recommended in order to conform the agreements to the terms of Mr. Markley's employment agreement and was made public in a SEC filing. According to the terms and conditions of the employment agreement, the grant should have mirrored the terms of prior grants, which had longer exercise periods. For this reason, the Committee took the position that a change in the option agreements would not be an extension of the exercise period but simply a change to make the agreements consistent with the employment agreement. The Committee believed there was good evidence that the grant agreements simply did not reflect the true terms of the grants. In addition, under applicable Internal Revenue Service rules, the company was in a period of "good faith" interpretation of the rules. With regard to the accounting rules, an opinion was obtained from Millennium's independent audit firm, Crowe Chizek and Company, LLC, in which they concurred with the amendment transaction and advised that there would be no expense to record as a result of the correction.

At the Compensation Committee's request, the Board also made one other change to a grant that was issued to Mr. Markley on November 20, 2003. It was amended to reflect the correct date and option price of the grant.

In connection with the resignation of Anita L. Shull on March 31, 2007 and the subsequent arrangement between Millennium Bank and Ms. Shull whereby she was engaged as a Consultant for a temporary period of time until her successor is hired and commences employment, the Board of Directors of Millennium took action at its regular meeting on March 22, 2007 to amend stock option grants issued to Ms. Shull on July 29, 2002 and February 2, 2003, approving the vesting in full of 4,000 unvested options and 2,000 unvested options, respectively. Ms. Shull may exercise all stock options granted to her until the later of December 31, 2007 or the date the options would otherwise expire according to the term of each grant agreement.

Performance-Based Goals for CEO Compensation

Following are the goals that were set for use in determining compensation matters for Mr. Markley for the year 2006:

Category	2006 Goals	2006 Actual Results	Percentage of Achievement
Total Assets	$480,732,000	$591,542,000	123.05
Net Income	$3,820,000	($481,000)	-0-
Efficiency Ratio (1)	66.72%	73.26%	91.08
CAMEL Rating	*	*	100.00
Return on Assets	0.82%	(0.10%)	-0-
Return on Equity	7.74%	(0.99%)	-0-

(1) Based on continuing operations

Out of the six goals established in 2006, only two met or exceeded 100%. Thus, Mr. Markley was eligible to receive 33.33% of his long-term incentive award as calculated under his executive employment agreement and described above. Only long-term incentive compensation was awarded to Mr. Markley and Mr. Phelps.

The Compensation Committee of the Board considered the award of stock options to Messrs. Markley and Phelps. For Mr. Markley, the Committee recommended 12,000 stock options, based upon the calculations required under Mr. Markley's Executive Employment Agreement. For Mr. Phelps, the Committee recommended an award of 5,000 stock options based on his personal performance and contributions to the company in 2006, and Mr. Markley designated an additional 10,000 options to be awarded to Mr. Phelps as part of the stock options awarded to all other employees in order to assure Mr. Phelps's continued employment with us.. The Board approved and issued Mr. Phelps's options on March 23, 2006, at an option price of $9.31, vesting over five years and expiring on March 22, 2016. The option price was based on the closing price of MBVA common stock on March 23, 2006 on the NASDAQ stock exchange. Mr. Markley's options were approved on September 21, 2006, and issued on that date at an option price of $8.81, vesting in full immediately, and expiring on September 20, 2016. The option price was based on the closing price of MBVA common stock as of the close of business on September 21, 2006, on the NASDAQ stock exchange.

Other Benefits

Perquisites Practices. We provide perquisites and similar benefits to certain of our executive officers due to their roles as representatives of the company in the community.

Perquisites in 2006 were approved for Mr. Markley and Ms. Shull, and they included the use of a company automobile, payment of membership dues for country clubs and certain other clubs, and expenses related to cellphone usage. The aggregate total of perquisites paid to Mr. Markley was $16,737 and for Ms. Shull was $8,190 in 2006.

Other Employee Benefit Plans. During 2006, Millennium maintained various employee benefit plans that constitute a portion of the total compensation package available to the Named Executive Officers and all eligible employees of Millennium. These plans are a 401(k) plan, which permits employees to invest up to 50% of their compensation annually, a flexible benefit health plan, in which employees may set aside a lump sum annually to be used as needed for personal health care expenses throughout the year, and a health insurance plan that provides medical and dental coverage for all eligible employees. In December 2006, the Board of Directors deemed it to be in the best interests of Millennium and its subsidiaries to change the health insurance providers and approved the engagements of United Health Care for major medical coverage and MetLife Insurance for dental coverage. With respect to Mr. Markley's coverage under the health insurance plan, his monthly payments totaled $1,464 and were paid by Millennium in accordance with his Executive Employment Agreement.

Severance Payments

Each of the employment agreements that we had or have with our Named Executive Officers provides for the payment of severance and other benefits to them in connection with certain types of termination of employment. The Compensation Committee believes that the components and the rationale and the methodology of the executive compensation strategy provide each executive with a comprehensive compensation package that is competitive and ultimately rewarding for the executive, the Company and its shareholders.

Additional information on these amounts is provided in "Payments Upon Termination or Change in Control" below.

Other Potential Post-Employment Payments

In 2006, Mr. Markley announced his plans to retire as President and Chief Executive Officer of Millennium and Chairman of the Board and Chief Executive Officer of Millennium Bank, N.A., on March 31, 2007, or one day after the date that his successor commences work. Millennium's Board of Directors took steps to employ Mr. Markley as a Consultant for a period of two years following the date of his retirement. Under the Consulting Agreement of CCM Consulting Services, Inc., Mr. Markley will be an independent contractor working in an advisory capacity to management of Millennium. His consulting fee is to be $152,000 per year, and he can terminate the Consulting Agreement upon 60 days of notice to Millennium if he so desires. The Agreement contains confidentiality and nondisclosure provisions as well as post-termination restrictions. In the event of a "change in control," Mr. Markley would be entitled to receive a lump-sum payment in the amount of salary and target bonus for 48 months, with this compensation offsetting any compensation owed to him for the same 48-month period under this Agreement. In conjunction with the Consulting Agreement, the Board approved an Employment Agreement of Carroll C. Markley to be effective on the same date as the foregoing agreement and the same two-year term until expiration. In addition to setting forth his duties as a consultant and advisor, this Agreement provides certain employee benefits, a salary of $38,000 per year, eligibility for bonuses based on the attainment of certain business performance objectives, eligibility for stock options, and reimbursement of certain business expenses, as allowable by the Internal Revenue Service. Other basic provisions include those for termination, confidentiality and nondisclosure, post-termination restrictions, and a change-in-control benefit similar to the Consultant Agreement, but he will not receive double compensation under this particular provision.

Ms. Shull tendered her resignation from Millennium Bank, N.A. and Millennium to be effective as of March 31, 2007, due to family issues. In the interest of keeping the Bank running smoothly and efficiently during the transition to a new President, the Bank's Board of Directors offered Ms. Shull a post-termination, short-term employment position with the Bank as a Consultant, to which she agreed. The terms and conditions of her employment are contained in a Letter of Understanding effective as of April 1, 2007. The term of the consultancy will begin on April 1, 2007, and continue until the Board of Directors notifies her that her services are no longer needed, which is expected to coincide somewhat with the hiring of a new President. As an hourly employee, she will be compensated at an agreed-upon fee, working on an as-needed basis with management. She will continue to serve on the Bank's Board of Directors; her unvested stock options have been fully vested; and her employee benefits will continue, as permissible by the Plans and applicable laws and regulations.

Compensation Committee Report

The Compensation Committee of the Board of Directors reviews and recommends Board approval of the salary and other compensation of Millennium's executive officers, including the Named Executive Officers. The Committee consists entirely of independent directors who are not officers or employees of Millennium.

As required under revised SEC rules, the Compensation Committee has reviewed and discussed the CD&A with management, and based on the review and discussion, it has recommended to the Board of Directors that the CD&A be included in Millennium's Annual Report on Form 10-K and the Proxy Statement.

Compensation Committee
Arthur J. Novick
Barbara Wortley

Annual Compensation of Executive Officers

In the tables and discussion below, we summarize the compensation earned during 2006 by (1) our chief executive officer, (2) our chief financial officer, and (3) our chief operating officer, the three most highly compensated executive officers who earned more than $100,000 in total compensation for services rendered in all capacities during 2006, collectively referred to as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	All Other Compensation ($)	Total ($)
Carroll C. Markley [2] Former President and Chief Executive Officer	2006	190,000	-	39,500	16,737[3]	246,237
Anita L. Shull [4] Former Executive Vice President and Chief Operating Officer	2006	160,000	-	-	8,190[5]	168,190
Dale G. Phelps Interim President and Chief Executive Officer	2006	135,000	-	52,177	-	187,177

(1) The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of our stock and other factors. Expected dividends are based on dividend trends and the market price of our stock price at grant. We use historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The assumptions for options granted during the year and the resulting estimated fair values per share used in our option pricing model are as follows:

	Risk free interest rate	Expected dividend yield	Expected life of option	Expected volatility	Estimated value per share
Mr. Markley	4.67%	0.80%	10 years	19.99%	$3.29
Mr. Phelps	4.67%	0.80%	10 years	19.99%	$3.48

(2) Mr. Markley retired in March 2007.

(3) The value of Mr. Markley's perquisites was $15,273 in 2006, which included club membership dues of $9,765, company automobile expenses of $4,408, and cell phone expenses of $1,100. In addition, under the terms of Mr. Markley's employment agreement, Millennium also paid a total of $1,464 for Mr. Markley's medical and dental insurance payments in 2006.

(4) Ms. Shull resigned in March 2007.

(5) Ms. Shull's perquisites in 2006 included club membership dues of $1,087, company automobile expenses of $5,455, and cell phone expense of $1,648.

The following table contains information concerning grants of stock options and stock awards to each of the Named Executive Officers during the fiscal year ended December 31, 2006.

2006 Grants of Plan-Based Awards Table

Name	Grant Date	Approval Date	Estimated Potential Payouts Under Equity Incentive Plan Awards — Target (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Fair Market Value on Date of Grant ($/Sh)
Carroll C. Markley	9/21/2006	9/21/2006	36,000	12,000	8.81	8.81
Anita L. Shull	-	-	n/a	0	-	-
Dale G. Phelps	3/23/2006	3/23/2006	n/a	15,000	9.31	9.31

Employment Agreements

As part of its compensation program for 2006, Millennium had entered into employment agreements with the three Named Executive Officers, and a summary of the terms of their Agreements, as if they were currently in effect, follows. The agreements with Mr. Markley and Ms. Shull terminated in March 2007.

Carroll C. Markley. On January 1, 2005, Mr. Markley entered into an employment agreement with us and Millennium Bank for a two-year term that is extended automatically each month (absent contrary notice by either party). As a result, two years remain on the term on his employment agreement at any time unless either party elects not to extend the term. The employment agreement provides for a base annual salary of $190,000 and his service as our Chairman of the Board, Chief Executive Officer, and President of and Chairman of the Board and Chief Executive Officer of Millennium Bank. The Employment Agreement also allows for Mr. Markley's participation in the Millennium Bank, N. A. Executive Incentive Compensation Plan, wherein his "target bonus" is 25% of his base salary, subject to the terms of the plan. During the term of the employment agreement, Mr. Markley will be entitled to receive, on the same basis as other of our similarly situated officers, group employee benefits such as paid time off (sick leave and vacation), long-term disability insurance coverage, health, life and accident insurance, and similar noncash compensation that we or Millennium Bank may from time to time extend to its officers. In addition, Mr. Markley's employment agreement allows for the use of a vehicle owned by Millennium Bank and payment of country club dues.

Mr. Markley has the right to terminate his employment agreement upon 60 days of notice to us and Millennium Bank in writing. We, at any time and without notice, may terminate him for "cause." Termination for cause includes termination as an employee, officer, and director of us and Millennium Bank. In such an event, Mr. Markley would be entitled to receive only that base salary earned on or before his last day of active service, and other post-employment benefits required by law or our policies. He would not be entitled to receive any portion of his target bonus for the period in which the termination occurs but would receive any accrued bonus for any performance period completed prior to the date of termination.

We may also terminate employment without cause as long as two-thirds of the members of our Boards of Directors approve such termination. Mr. Markley would be entitled to receive (a) a lump sum payment consisting of his base salary for 24 months, (b) a lump sum payment consisting of his target bonus for the year in which such termination occurs, and (c) payment by us or Millennium Bank of his health insurance coverage for 18 months, provided that he elects to receive such coverage. All payments and benefits are subject to the execution of a valid separation agreement and general release, which includes a release of all claims Mr. Markley may have against Millennium Bank and all of its respective subsidiaries, affiliates, directors, officers, employees, shareholders, and agents (other than rights of indemnification, rights to directors and officers insurance, and any rights to accrued benefits under the employee benefit plans), cooperation and nondisparagement clauses, and an affirmation of post-employment restrictions previously agreed to by Mr. Markley.

Mr. Markley's employment and rights to compensation under his employment agreement will terminate if Millennium Bank ceases operations or if he is unable to perform the duties of his positions due to death or disability (as disability is defined in the agreement). In the event of termination due to death or disability, his heirs, beneficiaries, successors, or assigns are entitled only to receive any compensation fully earned prior to the date of his death or incapacitation due to disability and will not be entitled to any other compensation or benefits, except to the extent specifically provided in his employment agreement or required by law or that certain benefit plans or policies under which he is covered provide a benefit to his heirs, beneficiaries, successors, or assigns.

Mr. Markley's employment agreement also imposes post-employment restrictions for a one-year period, including noninterference with customers of Millennium Bank, nonsolicitation and nonhiring of employees of us or Millennium Bank, and noncompetition by not engaging in banking activities in a national or state bank within a ten-mile radius of Millennium Bank's headquarters.

With regard to a change in control wherein Mr. Markley's employment is terminated within a certain period or his conditions of employment are substantially changed from those enumerated in his employment agreement, he will be entitled to receive (a) severance payment in the amount of his base salary and target bonus for the greater of (1) the remainder of the applicable term of his employment agreement or (2) 48 months, and (b) continued health care coverage for the remainder of the term of the employment agreement. The compensation paid to him due to a change in control shall offset any compensation owed to him for the same period under his employment agreement and is not intended to provide double compensation to him for any period of time. All stock options granted to Mr. Markley also will become fully vested upon a change in control if they have not already vested in full.

Early in 2007 the Board of Directors of Millennium commenced a search for Mr. Markley's successor as President and Chief Executive Officer. On March 22, 2007, the Board approved the hiring of Richard I. Linhart, who is expected to commence his new position in mid-July 2007. Since Mr. Markley had informed us that he intended to retire from active management of Millennium and Millennium Bank as of March 31, 2007, the Board of Directors designated an interim President and Chief Executive Officer, Dale G. Phelps, for the period following Mr. Markley's retirement until such time as Mr. Linhart begins his new position. Mr. Markley's Employment Agreement was terminated as of the close of business on March 31, 2007, and his new employment and consulting agreements became effective on April 1, 2007 for a two-year period, during which he will remain available to the Boards and management of Millennium and Millennium Bank on an as-needed basis.

Anita L. Shull. Ms. Shull entered into an employment agreement with Millennium Bank effective May 27, 2004. The employment agreement provides for her service as Chief Operating Officer and Executive Vice President and President and Chief Operating Officer of Millennium Bank, and is for an initial three-year term, with automatic one-year renewals thereafter. The employment agreement initially fixed her base annual salary at $150,000, with subsequent increases at the discretion of the Board of Directors of Millennium Bank.

The employment agreement also allows for Ms. Shull's participation in the Millennium Bank, N.A. Executive Incentive Compensation Plan, wherein her "target bonus" is 25% of her base salary, subject to the terms of the plan. During the term of the employment agreement, Ms. Shull will be entitled to receive, on the same basis as other similarly situated officers of Millennium Bank, group employee benefits such as paid time off (sick leave and vacation), long-term disability insurance coverage, health, life and accident insurance, and similar noncash compensation that we or Millennium Bank may from time to time extend to its officers. In addition, Ms. Shull's Agreement allows for the payment of country club dues.

Ms. Shull may terminate her employment upon mutual agreement with Millennium Bank. In such case, Ms. Shull agrees not to seek employment or be engaged to provide services to any other bank or financial institution that is located within 25 miles of the bank's offices in Reston, Virginia, or within 25 miles of any of the bank's branches then in existence. Millennium Bank may terminate employment without cause upon giving Ms. Shull three months of notice prior to termination. In such case, Ms. Shull would be entitled to receive (a) a lump sum payment consisting of an amount equal to her base salary for the number of days left in the term of her employment agreement or for nine months, whichever is greater, (b) a lump sum payment of her target bonus for the year in which the termination without cause occurs, and (c) payment by the bank of health and major medical insurance for the remainder of the term of the employment agreement or 18 months, whichever is less. All payments and benefits are subject to the execution of a valid separation agreement and general release, which includes a release of all claims Ms. Shull may have against Millennium Bank and all of its respective subsidiaries, affiliates, directors, officers, employees, shareholders, and agents (other than rights of indemnification, rights to directors and officers insurance, and any rights to accrued benefits under the employee benefit plans), a cooperation clause, a nondisparagement clause, and an affirmation of post-employment restrictions previously agreed to by Ms. Shull.

Millennium Bank, at any time and without notice, may terminate Ms. Shull for "cause." In such an event, Ms. Shull would be entitled to receive only that base salary earned on or before her last day of active service, and other post-employment benefits required by law or the bank's policies. She would not be entitled to receive any portion of her target bonus for the period in which the termination occurs but would receive any accrued bonus for any performance period completed prior to the date of termination.

Ms. Shull's employment and rights to compensation under her employment agreement will terminate if Millennium Bank ceases operations or if she is unable to perform the duties of her positions due to death or disability (as disability is defined in the agreement). In the event of termination due to death or disability, her heirs, beneficiaries, successors, or assigns are entitled only to receive any compensation fully earned prior to the date of her death or incapacitation due to disability and will not be entitled to any other compensation or benefits, except to the extent specifically provided in her employment agreement or required by law or that certain benefit plans or policies under which she is covered provide a benefit to her heirs, beneficiaries, successors, or assigns.

With regard to a change in control wherein Ms. Shull's employment is terminated within a certain period or the conditions of her employment are substantially changed from those enumerated in her employment agreement, she will be entitled to receive (a) a lump sum severance payment in the amount of her base salary and target bonus for the greater of (1) the remainder of the applicable term of her employment agreement or (2) 48 months, and (b) continued health insurance coverage for the remainder of the term of her employment agreement or 18 months, whichever is less, provided that she is covered under the Bank's health insurance plan at that time and timely elects continued coverage. The compensation paid to her due to a change in control shall offset any compensation owed to her for the same period under her employment agreement and is not intended to provide double compensation to her for any period of time. All stock options granted to Ms. Shull also will become fully vested upon a change in control if they have not already vested in full.

In addition, if Ms. Shull or Millennium Bank should receive notice from tax counsel or the certified public accounting firm acting on behalf of the bank that the payment Ms. Shull would be receiving under her employment agreement or otherwise would be considered to be an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or any successor statute then in effect, the aggregate payments by Millennium Bank under the employment agreement are to be reduced to the highest amount that may be paid to Ms. Shull without having any portion of any amount payable to her by Millennium Bank or a related entity under the employment agreement or otherwise treated as such an "excess parachute payment." The reduction is to extend to the last payment due to Ms. Shull under the change in control section, if permitted by applicable law and without adverse tax consequence. In the event that payments are made which are later confirmed to be "excess parachute payments" by a tax advisor, such payments are to be considered a loan by Millennium Bank to Ms. Shull, and such loan is to be repaid by Ms. Shull, with interest, upon demand.

Dale G. Phelps. Mr. Phelps entered into an employment agreement with Millennium Bank effective June 6, 2005. His employment agreement provides for his service as Executive Vice President and Chief Financial Officer for both Millennium Bank and us and is for an initial three-year term with automatic one-year renewals thereafter. The employment agreement provides for an annual base salary of $135,000, with annual increases at the discretion of Millennium Bank. Mr. Phelps is eligible to participate in the Millennium Bank, N.A. Executive Incentive Compensation Plan, and his "target bonus" eligibility under the plan is 15% of his base salary, subject to the terms of the plan.

During the term of his employment agreement, Mr. Phelps will be entitled to receive, on the same basis as other of our similarly situated officers, group employee benefits such as paid time off (sick leave and vacation), long-term disability insurance coverage, health, life and accident insurance, and similar noncash compensation that Millennium Bank or we may from time to time extend to our officers. He may also choose to participate in our 401(k) Plan and Trust.

If Millennium Bank should terminate Mr. Phelps's employment agreement for any reason other than "cause," Mr. Phelps will receive (a) a lump sum severance payment in the amount of his base salary for the greater of the remainder of the applicable term under the employment agreement or nine months, (b) a lump sum payment of his target bonus for the year in which the termination occurs, and (c) health insurance coverage for the remainder of the term of the employment agreement or 18 months, whichever is less. The employment agreement contains nondisclosure and noninterference provisions and a noncompetition provision for a period of one year following the termination of employment. If Mr. Phelps should be terminated for cause, he would be entitled to receive only that base salary earned on or before his last day of active service and other post-employment benefits required by law or under bank policy. He would not be entitled to receive any portion of his target bonus for the period in which the termination occurs but will receive any accrued bonus for any performance period completed prior to the date of termination. In the event of termination by death or disability, Mr. Phelps or his heirs, beneficiaries, successors, or assigns, will be entitled only to receive any compensation fully earned prior to the date of death or incapacitation due to disability and will not be entitled to any other compensation or benefits, except to the extent specifically provided in his employment agreement or to the extent required by law or to the extent that such benefit plans or policies under which Mr. Phelps is covered provide a benefit to him or his heirs, beneficiaries, successors, or assigns. Mr. Phelps's employment agreement also imposes standard post-employment restrictions for a one-year period, including noninterference with customers of Millennium Bank and nonsolicitation and nonhiring of employees of Millennium or Millennium Bank.

In the event of a change in control of us wherein Mr. Phelps's employment is involuntarily terminated within six months prior to or 12 months after the change in control, Mr. Phelps will be entitled to receive, in addition to any other post-employment benefits to which he would be entitled under bank policy, (a) a lump sum severance payment in the amount of his base salary and target bonus for the greater of the remainder of the applicable term of his employment agreement or 24 months, and (b) health insurance coverage for the remainder of the term of his employment agreement or 18 months, whichever is less, provided that he was covered under the bank's health plan at the time and timely elects continued coverage. The compensation to be paid under this section shall offset any compensation owed to Mr. Phelps for the same period under his employment agreement and is not intended to provide double compensation to him for any period of time. In addition, to the extent permitted under the terms of our Stock Option Plan and/or any stock option agreements with Mr. Phelps, said stock options will become fully vested in the event of a change in control.

In addition, if Mr. Phelps or Millennium Bank should receive notice from tax counsel or the certified public accounting firm acting on behalf of the bank that the payment Mr. Phelps would be receiving under the employment agreement or otherwise would be considered to be an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, or any successor statute then in effect, the aggregate payments under Mr. Phelps's employment agreement are to be reduced to the highest amount that may be paid to him without having any portion of any amount payable to him treated as such an "excess parachute payment." The reduction is to extend to the last payment due to Mr. Phelps under the change in control section of his employment agreement, if permitted by applicable law and without adverse tax consequence. In the event that payments are made which are later confirmed to be "excess parachute payments" by a tax advisor, such payments are to be considered a loan by us to Mr. Phelps, and such loan is to be repaid by Mr. Phelps, with interest, upon demand.

Holdings of Stock Options

In the table below, we list information on the holdings of unexercised stock options as of December 31, 2006, for each of the Named Executive Officers.

2006 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		
Name	**Exercisable**	**Unexercisable**		**Option Exercise Price ($)**	**Option Expiration Date**
Carroll C. Markley	33,066			5.00	2/9/2010
	25,130			5.00	1/24/2011
	7,936			5.00	1/24/2011
	153,266			5.00	2/7/2011
	12,064			5.00	2/7/2011
	13,812			7.24	11/19/2013
	17,876			7.24	11/19/2013
	18,385			8.46	3/31/2015
	12,000			8.81	9/20/2016
Anita L. Shull	11,428	2,857[(1)]		7.00	7/28/2012
	4,572	1,143[(1)]		7.00	7/28/2012
	1,935			6.20	2/19/2013
	1,065	2,000[(1)]		6.20	2/19/2013
	11,454			6.95	5/13/2014
	6,367			6.96	513/2014
	7,660			8.46	3/31/2015
	5,889			8.46	3/31/2015
	1,772			8.46	3/31/2015
Dale G. Phelps		10,000[(2)]		7.18	6/30/2015
		15,000[(2)]		9.31	3/22/2016

(1) Ms. Shull's unexercisable options would have become vested automatically as follows: 2,857 on July 29, 2007, 1,143 on July 29, 2007, and 1,000 on February 20, 2007 and 1,000 on February 20, 2008; however, following her resignation on March 31, 2007, her options were vested in full by the Board of Directors of Millennium Bank as part of her employment arrangement to become a Consultant, effective as of April 1, 2007. In a separate action, the Board of Directors of Millennium approved the amendment of her grant agreements to allow for the accelerated vesting of her options. See *Modification of Stock Option Awards* above.

(2) Mr. Phelps's stock options vest as follows: 15,000 on March 23, 2007 and 10,000 on July 1, 2009.

Option Exercises in Fiscal Year 2006

No stock options or similar awards were exercised during the year ended December 31, 2006 by any of the Named Executive Officers.

Other Compensation

We do not offer any pension benefit plans or deferred compensation plans to our Named Executive Officer.

Payments Upon Termination or Change of Control

As discussed above, each of the Named Executive Officers had entered into an Executive Employment Agreement as of December 31, 2006 (each, an "Agreement"). The potential payments at that time to these officers in the event of their termination due to several different scenarios are discussed below, assuming that termination occurred as of December 31, 2006.

Change of Control Plan – Termination by Executive for Good Reason. All three Named Executive Officers have change in control provisions in their Agreements, and other similarities. For example, during the period between six months before and 12 months after the closing date of the change of transaction, all three are entitled to receive certain payments if they are (1) involuntarily terminated by the Bank or the successor employer or (2) resign from employment with the Bank or the successor employer following a reduction in their base salary or bonus opportunity, or (3) are required by the Bank or successor employer to relocate their place of employment to a location more than 25 miles from their current place of employment. If any of these events occur, each is entitled to receive, in addition to any other post-employment benefits to which he or she may be entitled under Bank policy, the following compensation and benefits, provided that each one has executed a separate agreement and general release.

In the event of a change in control, Mr. Markley would receive would receive a lump sum severance payment equal to 48 months of his base salary and target bonus. Since he participates in the Millennium employee health plan, he also would receive continued insurance coverage under COBRA paid by Millennium for 18 months, since his Agreement has an evergreen provision that states that the term of the Agreement shall at all times be two years and at the end of every day the term is extended for one more day, unless or until the Agreement is terminated by either party in accordance with the Agreement. Mr. Markley's stock options are already fully vested and exercisable and may be exercised through the ten-year term of each grant.

Ms. Shull would be entitled to receive a lump sum severance payment in the amount of her base salary and target bonus for the remainder of the term of her Agreement, which would be from December 31, 2006 to May 27, 2007, or 24 months, whichever is greater, and payment by the Bank of COBRA coverage for the remainder of the term of the Agreement or 18 months, whichever is less, since she participated in the Bank's health plan. Additionally, Ms. Shull's 6,000 unvested stock options would become fully exercisable in the event of a change in control.

Mr. Phelps's Agreement was effective on June 6, 2005 for a three-year term. In the event of a change of control, he would receive a lump sum severance payment in the amount of base salary and target bonus for the remainder of the term of his Agreement or 24 months, whichever is greater, and payment by the Bank of COBRA coverage for the remainder of the term of the Agreement or 18 months, whichever is less, since he participated in the Bank's health plan. Additionally, Mr. Phelps's 25,000 unvested stock options would become fully exercisable in the event of a change in control.

Change of Control Plan – Termination by the Company Without Cause. Under each of the Agreements of the Named Executive Officers, termination by the company without cause would result in their being entitled to receive, in addition to any other post-employment benefits to which they may be entitled under Bank policy, compensation and benefits similar to those provided in the paragraph above entitled *Change of Control Plan – Termination by Executive for Good Reason.*

Severance Plan – Involuntary Termination. The Named Executive Officers may be terminated by Millennium for cause at any time and without notice during the term of their Agreements. If terminated for cause by

Millennium, they would be entitled to receive only their base salary earned on or before their last day of active service and other post-employment benefits required by law or under Millennium policy. They would not be entitled to receive any portion of their target bonus for the period in which the termination occurred but would receive any accrued bonus for any performance period completed prior to the date of termination.

In 2006, Mr. Markley's accrued bonus would have amounted to 25% of his base salary of $190,000, or $47,500. Ms. Shull's accrued bonus for fiscal 2006 would have amounted to 25% of her base salary of $160,000, or $40,000, and in the case of Mr. Phelps, his accrued bonus for 2006 would have amounted to 15% of his base salary of $135,000, or $20,250. With regard to the exercise of stock options, the Named Executive Officers would be entitled to exercise any options vested on their date of termination for a period of 30 days following such termination.

Death, Disability or Retirement. In the event of death or total disability of any of the Named Executive Officers, his or her heirs, beneficiaries, successors, or assigns are entitled only to receive any compensation fully earned prior to the date of his or her death or incapacitation due to disability. They are not entitled to any other compensation or benefits, unless they were carried by Millennium under benefit plans or policies that would provide a benefit to their heirs, beneficiaries, and so forth. With regard to retirement, we do not have a formal retirement policy. Like other employees, the Named Executive Officers who participate in the 401(k) Plan and Trust would receive a lump sum distribution from the Plan. In addition, they would have the choice of converting their bank-sponsored life and long-term disability insurance to a single policy in their own names, if desired. Continued health insurance coverage under COBRA would be available to retirees at their own expense. Under the Millennium Bankshares Incentive Stock Option Plan, all vested, unexercised stock options may be exercised for the full ten-year term of each grant after the employee has retired.

Potential Payments Upon Termination of Employment Occurring on 12/31/06

Termination Event	Severance Payment ($)	Bonus ($)	Other Payments ($)	Equity Awards[1] ($)	Total ($)
Change of Control Plan – Termination by Executive for Good Reason					
Carroll C. Markey	760,000	190,000	6,306	N/A	956,306
Anita L. Shull	320,000	80,000	1,752	15,520	417,272
Dale G. Phelps	270,000	40,500	19,107	21,550	351,157
Change of Control Plan – Termination by the Company Without Cause					
Carroll C. Markley	760,000	190,000	6,306	N/A	956,306
Anita L. Shull	320,000	80,000	1,752	15,520	417,272
Dale G. Phelps	270,000	40,500	19,107	21,550	351,157
Severance Plan – Involuntary Termination					
Carroll C. Markley	0	47,500	0	0	47,500
Anita L. Shull	0	40,000	0	0	40,000
Dale G. Phelps	0	20,250	0	0	20,250
Death, Disability or Retirement					
Carroll C. Markley	0	0	0	0[2]	0
Anita L. Shull	0	0	0	0[2]	0
Dale G. Phelps	0	0	0	0[2]	0

(1) Amounts represent the in-the-money value of the awards at 12/31/06, based on the fair market value of our common stock on that date ($9.32) less the option price, multiplied by the number of shares underlying the stock options that would become exercisable on the event.

(2) If Mr. Markley and Ms. Shull had chosen to retire on 12/31/06, they would be permitted to exercise their vested and exercisable stock options after retirement and until each grant expired, as provided in their grant agreements. Mr. Phelps did not have any vested and exercisable stock options on 12/31/06.

New Carroll C. Markley Employment and Consulting Agreements

As noted above, in connection with the announcement of his retirement, we have entered into a new employment agreement with Mr. Markley and also a consulting agreement with CCM Consulting Services, Inc. ("CCM Consulting"), a Virginia corporation wholly owned by Mr. Markley. The agreements become effective one day after the later of March 31, 2007 or such time when the employment of a successor to Mr. Markley as Chief Executive Officer of Millennium and Millennium Bank has commenced. Under the agreements, Mr. Markley will remain an employee of Millennium and also provide consulting and advisory services to us. In addition, Mr. Markley will serve as a member of the board of directors of both Millennium and Millennium Bank during the term of the consulting agreement, unless he chooses to resign. Each of the agreements has a term of two years from their effective dates, and the agreement terms will run concurrently.

We will pay CCM Consulting $152,000 per year under the consulting agreement and will pay Mr. Markley a salary of $38,000 per year under the employment agreement. Also under the employment agreement, Mr. Markley will be eligible to receive a bonus of up to $47,500, depending upon the amount of the bonuses that are payable to our executive officers under our incentive compensation plan. During the term of the agreements, Mr. Markley will be entitled to receive, on the same basis as our executive officers, group employee benefits such as paid time off (sick leave and vacation), long-term disability insurance coverage, health, life and accident insurance, and similar noncash compensation that the Company or the Bank may from time to time extend to its executive officers. In addition, Mr. Markley will have the use of a vehicle and payment of country club dues.

Mr. Markley or CCM Consulting, as the case may be, has the right to terminate the consulting agreement and the employment agreement upon 60 days' written notice to us, and we, at any time and without notice, may terminate either of the agreements for "cause" (as cause is defined in the agreements). In such an event, Mr. Markley or CCM Consulting would be entitled to receive only that compensation earned on or before the last day of active service under the relevant agreement, and other post-termination benefits required by law or Millennium policies.

The agreements and Mr. Markley's rights to compensation under the agreements will terminate if we or Millennium Bank ceases operations or if he is unable to perform the duties of his positions due to death or "disability" (as disability is defined in the agreements). In the event of termination due to death or disability, Mr. Markley's heirs, beneficiaries, successors, or assigns are entitled only to receive any compensation fully earned prior to the date of his death or incapacitation due to disability and will not be entitled to any other compensation or benefits, except to the extent specifically provided in the consulting agreement or required by law or to the extent that benefit plans or policies under which he is covered provide a benefit to his heirs, beneficiaries, successors, or assigns.

For a one-year period after termination of the agreements, Mr. Markley and CCM Consulting would be prohibited from interfering with our customers, soliciting or hiring employees of Millennium or Millennium Bank, and competing with us within a ten-mile radius of our headquarters.

If there is a "change in control" (as defined in the agreements) that occurs during the term of the agreements or within six months following expiration of the agreements (unless Mr. Markley or CCM Consulting was terminated for cause), Mr. Markley and CCM Consulting will receive, in addition to any other post-termination benefits to which Markley may be entitled under Millennium policy, a lump-sum payment in the amount of his salary and target bonus, and the compensation to be paid to CCM Consulting, for 48 months. The compensation paid to Mr. Markley and CCM Consulting due to a change in control will offset any compensation owed for the same period under the agreements and is not intended to provide double compensation for any period of time. All stock options granted to Mr. Markley also will become fully vested upon a change in control if they have not already vested in full. If the payments to Mr. Markley and CCM Consulting would be considered to be "excess parachute payments" under Section 280G of the Internal Revenue Code of 1986 or any successor provision of federal income tax law, the aggregate payments by Millennium will be reduced to the highest amount that may be paid by Millennium without having any portion of any amount payable treated as "excess parachute payments." If permitted by applicable law and without adverse tax consequence, such reduction will be made to the last payment due under the agreements.

Agreement with New Chief Executive Officer

On March 30, 2007, Millennium agreed to hire Richard I. Linhart to succeed Carroll C. Markley as our President and Chief Executive Officer, effective in mid-July. He will also replace Mr. Markley as President and Chief Executive Officer of Millennium Bank. Dale G. Phelps currently serves as interim President and Chief Executive Officer of the Company until Mr. Linhart joins us.

In connection with this appointment, we entered into an executive employment agreement with Mr. Linhart, which will be effective as of July 18, 2007. The agreement provides for Mr. Linhart's service as President and Chief Executive Officer of both Millennium and Millennium Bank and is for a term that expires on December 31, 2009. The agreement will automatically renew for successive one-year periods at the end of the initial term, unless a party to the agreement terminates it as provided in the agreement. The agreement also provides for his appointment to the board of directors of Millennium Bank and to fill the next available director position on our Board of Directors.

The agreement provides for an annual base salary of $250,000, with increases at the discretion of Millennium and Millennium Bank. Mr. Linhart is eligible to participate in the Millennium Bank, N.A. Executive Incentive Compensation Plan, and his target bonus eligibility under that plan is $25,000 for the 2007 year and 50% of his base salary for the 2008 year, subject to the terms of the plan. The agreement provides for the grant of stock options with respect to 90,000 shares of our common stock, which options will vest in increments of 18,000 on each of the first five anniversaries of the effective date of the agreement. The agreement also provides for the use of an automobile and standard health and related benefits.

Under the terms of the agreement, we can terminate Mr. Linhart's employment for or without cause, as provided in the agreement. If we terminate his employment without cause, Mr. Linhart will be entitled to receive generally a payment in the amount of base salary for the greater of six months or the remainder of the term of the agreement, a pro-rated amount of the target bonus for the year in which such termination occurs, and COBRA coverage for the longer of six months or the remainder of the term of the agreement. If we terminate his employment due to its non-renewal of the agreement, Mr. Linhart will be entitled to receive generally a payment in the amount of base salary for six months and COBRA coverage for six months. In the event that termination of employment occurs in connection with a change in control of us, as provided in the agreement, Mr. Linhart will be entitled to receive a payment in the amount of three times his base salary at the time of the change in control.

The agreement also includes covenants relating to non-disclosure of confidential information and non-interference with customers, non-solicitation and non-hiring of employees and non-competition for a period of one year following termination of employment under the agreement.

Director Compensation

All directors receive cash compensation in the form of an annual retainer, which is paid quarterly, and a grant of nonqualified stock options, as described below, for their service on the Board. Directors who also serve on subsidiary company boards may be similarly compensated.

In July 2006, the Compensation Committee met and considered director compensation for the years 2005 and 2006. The members reviewed a comparison of the compensation practices of peer companies that it had identified, which included the various types of fees paid by each, as well as equity compensation and other types of long-term director incentive compensation plans. The Committee also considered compensation paid in past years and the availability of funds in the budget for a cash award in making its determination as to the type and amount of compensation to be paid to directors for the year 2006. As recommended by the Compensation Committee, on July 27, 2006, the Board approved the first-time payment of cash compensation for directors in the form of an annual retainer in the amount of $1,500, payable in quarterly installments in fiscal year 2006. In addition, the Committee recommended a grant of nonqualified stock options to acquire 1,000 shares of common stock for each director for service in 2006 and a grant of nonqualified stock options to acquire 800 shares of common stock for service in 2005. Since Millennium was in a trading blackout period at the time due to the negotiations for the agreement with the Hot Creek group, the stock option grants were not approved by the Board until September 21, 2006.

In addition to compensation paid to holding company directors for 2006, seven of our directors (including Messrs. Haggerty, Hanes, Markley, Morey, Novick, Smoot, and Turner) also served as directors of Millennium Bank and were entitled to receive an annual retainer and stock option compensation paid by Millennium Bank, with the exception of Mr. Markley. At a meeting of the Board of Directors of the Bank held on October 26, 2006, the Board approved 2005 compensation of a grant of nonqualified stock options to acquire 800 shares of common stock and 2006 compensation comprised of an annual retainer of $1,500 and a grant of nonqualified stock options to acquire 1,000 shares of common stock, which was the same as director compensation paid by the holding company. Mr. Markley did not receive director compensation in 2005 or 2006.

All of the options described above are immediately exercisable and have terms of 10 years.

The following table shows the compensation earned by each of the directors during 2006:

2006 Director Compensation Table

Name of Director*	Fees Earned or Paid in Cash ($)	Option Awards[1][2] ($)	All Other Compensation ($)	Total Compensation ($)
Michael L. Colen[3]	1,125	5,898	[4]	7,023
L. James D'Agostino[3]	1,125	5,898	[4]	7,023
Susan B. Gregg[3]	1,125	5,898	[4]	7,023
William P. Haggerty	3,000	11,796	[4]	14,796
Grayson P. Hanes	3,000	11,796	[4]	14,796
David M. W. Harvey[5]	390.45	848	[4]	1,238.45
Stewart R. Little	1,500	5,898	[4]	7,398
David B. Morey	3,000	11,796	80,000[4][6]	94,796
Arthur J. Novick	3,000	11,796	[4]	14,796
Joseph W. Paulini[5]	390.45	848	[4]	1,238.45
Robert T. Smoot	3,000	11,796	[4]	14,796
Douglas K. Turner	3,000	11,796	[4]	14,796

* As President and Chief Executive Officer, Carroll C. Markley did not receive director compensation in 2006.

(1) Stock options awarded to directors in 2006 were for two years generally as follows. For all directors other than Messrs. Harvey and Paulini, grants of stock options to acquire 800 and 1,000 shares of common stock for service in 2005 and 2006, respectively, were awarded on September 21, 2006. Options were valued at $8.81 per share, the Fair Market Value ("FMV") of such shares at the close of business on NASDAQ on September 21, 2006, which was the date that the grants were approved by the Board and issued to directors. For Messrs. Harvey and Paulini, pro-rated grants of stock options to acquire shares of common stock for service in 2006 were awarded on October 24, 2006. Options were valued at $10.39 per share, the FMV of such shares at the close of business on NASDAQ on October 24, 2006, which was the date that the grants were approved by the Board and issued to directors.
In addition, directors who also served on the Board of Millennium Bank, N.A., received grants of stock options to acquire 800 and 1,000 shares of common stock for their service in 2005 and 2006, respectively, on that Board on October 26, 2006. These options were valued at $8.73 per share, the FMV at the close of business on NASDAQ on October 26, 2006, which was the date that the grants were approved by the Board and issued to directors. Messrs. Haggerty, Hanes, Morey, Novick, Smoot and Turner served on both boards and would have received $3,000 in cash and stock options with respect to 3,600 shares of common stock in 2006.
The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on historical volatility of our stock and other factors. Expected dividends are based on dividend trends and the market price of our stock price at grant. We use historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The assumptions for options granted during the year and the resulting estimated fair values per share used in our option pricing model are as follows:

	Risk free interest rate	Expected dividend yield	Expected life of option	Expected volatility	Estimated value per share
All directors except Messrs. Harvey and Paulini	4.67%	0.80%	10 years	19.99%	$3.29
Messrs. Harvey and Paulini	4.67%	0.80%	10 years	19.77%	$3.17

(2) The total number of shares of common stock that each director had the right to acquire upon the exercise of stock options as of December 31, 2006, was as follows: Mr. Colen, 2,396; Mr. D'Agostino, 3,365; Ms. Gregg, 2,240; Mr. Haggerty, 4,115; Mr. Hanes, 3,600; Mr. Harvey, 260; Mr. Little, 3,665; Mr. Morey, 7,955; Dr. Novick, 5,625; Mr. Paulini, 2,830; Mr. Smoot, 5,915; and Mr. Turner, 7,535.

(3) Messrs. Colen and D'Agostino and Ms. Gregg were directors until September 2006.

(4) The aggregate value of perquisites and other personal benefits was less than $10,000 for 2006. Directors received one perquisite consisting of dinners prior to board meetings. If a director had attended all 16 board meetings held in 2006, the value of his perquisite would have totaled approximately $400. No director received any consulting fees in fiscal 2006, and Millennium does not have any director legacy or charitable awards programs.

(5) Messrs. Harvey and Paulini became directors on September 28, 2006. Their cash fees and stock option grants were prorated to reflect only the actual number of days they served in 2006.

(6) Mr. Morey was a salaried employee of Millennium Bank, N.A. in 2006, for which he received compensation in the amount shown.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Management

The following table sets forth, as of March 16, 2007, certain information with respect to beneficial ownership of shares of common stock by each of the nominees for election to the Board of Directors, each of the current members of the Board of Directors, each of the executive officers named in the "Summary Compensation Table" below (the "named executive officers"), and all current directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of a spouse, minor children, or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Security Ownership of Management

Name	Common Stock Beneficially Owned[1]	Percentage of Class
William P. Haggerty	3,515	*
Grayson P. Hanes	7,600	*
David M.W. Harvey	545,460[2]	6.1
Carroll C. Markley[3]	463,765	5.2
David B. Morey	78,545[4]	*
Arthur J. Novick	96,415	1.0
Joseph W. Paulini	26,344	*
Robert T. Smoot	96,531[5]	1.0
Barbara Wortley	759,000[6]	8.5
Anita L. Shull[7]	68,736	*
Dale G. Phelps	15,098[8]	*
All present executive officers and directors as a group (9 persons)	1,628,508	18.3

* Represents less than 1% of the total shares outstanding as of March 16, 2007.

(1) Amounts disclosed include shares of common stock that certain directors and officers have the right to acquire upon the exercise of stock options exercisable within 60 days of March 16, 2007, as follows: Mr. Haggerty, 3,115; Mr. Hanes, 3,600; Mr. Harvey, 260; Mr. Markley, 294,220; Mr. Morey, 7,955; Dr. Novick, 5,625; Mr. Paulini, 2,830; Mr. Smoot, 5,915; Ms. Shull, 52,342; and Mr. Phelps, 15,000.

(2) The shares are beneficially owned by Hot Creek Investors, L.P. Mr. Harvey is the managing member of Hot Creek Capital, L.L.C., the general partner of Hot Creek Investors, L.P. Mr. Harvey has shared voting and dispositive powers for these shares.

(3) Mr. Markley resigned as an employee of the company in March 2007 and as a director in April 2007.

(4) Mr. Morey's total shares include 700 shares that are solely owned by his spouse, who has sole voting and dispositive powers for the shares.

(5) Mr. Smoot's total shares include 4,000 shares held in custodial capacity, 2,000 shares for each of his two minor children, for which he has sole voting and dispositive power.

(6) Ms. Wortley disclaims beneficial ownership of 54,400 shares that are owned by her spouse in his pension plan. Mr. Wortley has shared voting power for these shares.

(7) Ms. Shull resigned as an employee of the company in March 2007.

(8) Mr. Phelps owns 98 shares through his Millennium 401(k) Plan and 25,000 stock options that vest as follows: 15,000 on March 23, 2007, and 10,000 on July 1, 2009.

Security Ownership of Principal Shareholders

The following table sets forth certain information with respect to the beneficial ownership of shares of common stock by each person who owns, to Millennium's knowledge, more than five percent of the outstanding shares of common stock.

Name and Address	Common Stock Beneficially Owned	Percentage of Class
Barbara Wortley [(1)] 456 Alexander Palm Road Boca Raton, Florida 33432	759,000	8.5
Goldman Sachs Asset Management, L.P. [(2)] 30 Hudson Street Jersey City, New Jersey 07302	730,636	8.2
Hot Creek Investors, L.P. [(3)] 6900 S. McCarran Boulevard, No. 3040 Reno, Nevada 89509	569,374	6.1
Robert J. Finlay [(4)] 29 Armory Road Milford, New Hampshire 03055	482,437	5.5

(1) In a Schedule 13D/A filed with the SEC on January 23, 2007, Barbara Wortley reported sole ownership of 704,600 shares of MBVA common stock for which she has sole voting and dispositive powers. In addition, she reported shared voting power with respect to 54,400 shares held by Liberty Lighting Pension Fund. Her spouse has shared voting and dispositive powers with respect to the shares held by Liberty Lighting Pension Fund. In a letter dated January 23, 2007 attached to the Schedule 13D/A, Ms. Wortley nominated herself and Scott R. McQueen to stand for election at the 2007 Annual Meeting of Shareholders of Millennium. Ms. Wortley subsequently withdrew the nominations, since Millennium's Board had taken action to appoint her a director effective February 28, 2007 and to nominate her to stand for election as a Class C Director at the Annual Meeting.

(2) In a Schedule 13G/A filed with the SEC on February 9, 2007, Goldman Sachs Asset Management, L.P., reported ownership and sole voting power with respect to 640,415 shares of MBVA common stock and sole dispositive power with respect to 730,636 shares of MBVA common stock in its capacity as investment adviser on behalf of third parties as of December 31, 2006.

(3) An Amendment No. 4 to Schedule 13D was filed with the SEC on August 18, 2006, jointly by Hot Creek Capital, L.L.C., Hot Creek Investors, L.P., David M. W. Harvey, and Joseph W. Paulini. The MBVA common stock that was the subject of the amended Schedule 13D was held by Hot Creek Investors (545,200 shares) and Mr. Paulini (24,174 shares).

(4) Based on a Schedule 13D filed with the SEC on March 22, 2007.

Equity Compensation Plan Information

The following table provides information, as of December 31, 2006, regarding securities authorized for issuance under Millennium's equity compensation plans.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [1]
Equity Compensation Plans Approved by Shareholders	738,870	$6.39	991,938
Equity Compensation Plans Not Approved by Shareholders [2]	--	--	--
Total	738,870	$6.39	991,938

(1) Amounts exclude any securities to be issued upon exercise of outstanding options, warrants and rights.
(2) Millennium does not have any equity compensation plans that have not been approved by shareholders

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Executive Officers and Directors

We lease our main office from 1601 Washington Plaza, LLC. There are 63 unit owners of 1601 Washington Plaza, LLC, all of whom are shareholders of Millennium. Among the unit owners are shareholders who are also directors or members of management. These include Carroll C. Markley, our President and CEO, Ian C. Markley, a director of Millennium Bank and son of Carroll C. Markley, and Messrs. Morey, Paulini, and Smoot, all of whom are also directors of Millennium. The lease is for a ten-year term, expiring in 2009 with an option to renew the lease for an additional ten-year period. Millennium's payments to 1601 Washington Plaza, LLC under the lease totaled $192,573.44 in 2006. The terms of this lease are substantially similar to the terms of similar leases that are the result of "arm's length" negotiations between unrelated parties, and the leasing rate is comparable to current market rates.

We also lease the branch office location in Herndon, Virginia, from 1051 Elden Street, LLC. There are 33 unit owners of 1051 Elden Street, LLC, all of whom are shareholders of Millennium. Among the unit owners are shareholders who are also directors or members of management. These include Carroll C. Markley, Ian C. Markley, I & C Associates, LLC, and Messrs. Morey, Paulini, and Smoot. We entered into this lease on April 1, 2003 for a ten-year term with the option to renew for three additional periods of five years each, and our payments to 1051 Elden Street, LLC under this lease totaled $105,571.70 in 2006. The terms of this lease are substantially similar to the terms of similar leases that are the result of "arm's length" negotiations between unrelated parties, and the leasing rate is comparable to current market rates.

On June 4, 2004, Mr. Smoot entered into a letter of agreement with 1601 Washington Plaza, LLC and 1051 Elden Street, LLC to provide property management services to these entities through his wholly owned company, C-Squared Management & Development, L.L.C. In 2006, C-Squared Management & Development, L.L.C. received a payment of $6,000 from each of these companies.

Ian C. Markley, son of Carroll C. Markley and a director of MBNA, performs legal services for the Corporation and Bank through Markley & Associates, PLLC. In 2006, total fees paid to Markley & Associates amounted to $37,622, down from $47,341 paid in 2005.

The son of Mr. Hanes was employed as President of a company under contract to produce mortgage loan business for Hyland Financial Services, a division of Millennium Capital, Inc., from January 30, 2004 until August 31, 2005. In 2005, Grayson S. Hanes (the son) received compensation from Millennium amounting to $108,185. He remained affiliated with Millennium Hyland Mortgage, LLC (another subsidiary of Millennium Bank) until February 2006. Mr. Hanes is a partner with the law firm of Reed Smith, LLP. In 2006, Millennium paid nominal legal fees amounting to $237 to Reed Smith, LLP.

Some of our directors and officers are at present, as in the past, customers of Millennium Bank, and we have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and officers and their affiliates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

We have not adopted a formal policy that covers the review and approval of related person transactions by the Board of Directors. The Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Board will consider, among other things, the related person's relationship to us, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person's relationship to the transaction and any other material information. The Audit Committee of the Board also has the responsibility to review significant conflicts of interest involving directors or executive officers.

In addition, any extensions of credit to our directors and officers are required to be on substantially the same terms as comparable transactions to non-related parties at the time of the extension of credit, pursuant to banking regulations applicable to us.

Director Independence

Our Board of Directors has adopted Corporate Governance Guidelines, which incorporate certain criteria in the NASDAQ rules for use by the Board when determining director independence. The Board also broadly considers all other relevant facts and circumstances that bear on the materiality of each director's relationship with Millennium, including the potential for conflicts of interest, when determining director independence.

The Nominating and Governance Committee evaluates each incumbent director and all new director nominees based on applicable law, regulations, and rules and makes a recommendation to the full Board as to the independence of directors and director nominees. Our Board of Directors has determined that the following six directors have no disqualifying material relationships with us or our subsidiaries and are, therefore, independent: Messrs. Haggerty, Harvey, Novick, Paulini and Smoot and Ms. Wortley. As of the date of this Proxy Statement, the Board of Directors has not made a formal determination as to the independence of Messrs. Kinoshita and Wolfe, but it is not aware of any relationships between them and Millennium or its subsidiaries that would disqualify them from being deemed independent.

The Board of Directors considered the following relationships with certain of its directors to determine whether such director was independent under its Corporate Governance Guidelines:

- Mr. Harvey is a portfolio manager of various investment partnerships that specialize in equity investments in small capitalization community banks, thrifts and their holding companies, which could include Millennium;

- Messrs. Paulini and Smoot are unit holders in limited liability companies that own our main office and our Herndon office and leases them to us; and

- Mr. Smoot owns a limited liability company that provides property management services to the limited liability companies that own our main office and our Herndon office.

Mr. Morey, who was an officer of one of our former subsidiaries, and Mr. Hanes, who has a son that is a former officer of one of our subsidiaries, are currently not independent, as determined by the Board of Directors.

Additional information on material related person transactions with our executive officers and directors is provided in "Transactions with Executive Officers and Directors" below.

Susan B. Gregg, Michael L. Colen, and L. James D'Agostino, who were each one of our directors until September 2006, Stewart R. Little, who was one of our directors until February 2007, and Douglas K. Turner, who was one of our directors until April 2007, were also independent during their service as directors under the criteria above. Carroll C. Markley, who was a director until April 2007, was not independent.

The NASDAQ standards referenced above, as well as other corporate governance initiatives adopted by us, are set forth in the Corporate Governance Guidelines and are available to any shareholder upon request from the Corporate Secretary or on the "Corporate Governance" page of our Investor Relations web site at www.millenniumbankshares.com.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees to Audit Firm in 2006

The following table shows the aggregate fees billed to us for professional services by Crowe Chizek and Company LLC ("Crowe Chizek"), our independent registered public accounting firm, for fiscal years 2004 through 2006:

	2006	2005	2004
Audit Fees[1]	$ 91,000	$ 80,000	$ 88,300
Audit-Related Fees[2]	9,515	7,500	11,650
Tax Fees[3]	14,500	7,500	13,000
All Other Fees[4]	24,180	30,575	0
Total	$139,195	$125,575	$112,950

(1) *Audit Fees.* This category includes the aggregate fees billed by Crowe Chizek for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2006, for the review of the financial statements included in our reports on Form 10-Q, and for services that are normally provided in connection with statutory and regulatory filings and engagements.

(2) *Audit-Related Fees.* The aggregate fees billed by Crowe Chizek for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the heading "Audit Fees" above for the fiscal.years ended December 31, 2006, December 31, 2005, and December 31, 2004 were $9,515, $7,500 and $11,650, respectively. During all three years, these fees included a required audit of an employee benefit plan. During 2006 and 2004, these services also included the review of various accounting standards and discussions with the Board of Directors and the Audit Committee.

(3) *Fees for Tax Services.* The aggregate fees billed by Crowe Chizek for professional services for tax compliance, tax advice, and tax planning for the fiscal year ended December 31, 2006, were $14,500. During 2005 and 2004, Crowe Chizek billed $7,500 and $13,000, respectively, for these services. These services generally included tax return preparation.

(4) *All Other Fees.* The aggregate fees billed by Crowe Chizek for all other services rendered to us were $24,180. This amount includes services rendered in connection with assistance provided regarding implementation of Sarbanes-Oxley in both 2006 and 2005, as well as out-of-pocket expenses billed annually by Crowe Chizek.

Pre-Approval Policy and Procedures

The Audit Committee engages the independent public accountants and defines the scope of their services on an annual basis. Any proposed changes to the services established by the Audit Committee through the engagement process will be reviewed with the Audit Committee in advance of the services being rendered to ensure that the audit firm's independence is maintained. As required by the Audit Committee's Charter, all audit-related services, tax services, and other services for 2006 were preapproved by the Audit Committee through the engagement process, and the Audit Committee has concluded that the services provided by Crowe Chizek during 2006 were compatible with maintaining that firm's independence in the conduct of its auditing functions.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report.

(a)(3) Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation (restated in electronic format), attached as Exhibit 3.1 to the Registration Statement on Form SB-2/A, Registration No. 333-72500, filed with the Commission on December 14, 2002, incorporated herein by reference.
3.2	Bylaws, as amended on May 25, 2006 and effective September 1, 2006, attached as Exhibit 3.1 to the Current Report on Form 8-K filed with the Commission on June 1, 2006, incorporated herein by reference.
4.1	Form of Common Stock Certificate, attached as Exhibit 4.1 to the Form SB-2, incorporated herein by reference.
10.1	Form of Employee Stock Option of Millennium Bankshares Corporation, attached as Exhibit 10.2 to the Form SB-2, incorporated herein by reference.**
10.2	Millennium Bankshares Corporation Incentive Stock Option Plan, attached as Exhibit 4.3 to the Registration Statement on Form S-8, Registration No. 333-101076, filed with the Commission on November 7, 2002, incorporated herein by reference.**
10.3	Executive Employment Agreement, dated as of June 6, 2005, between Millennium Bank and Dale Phelps, attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 10, 2005, incorporated herein by reference.**
10.4	Commercial Lease Agreement between 1051 Elden Street, L.L.C., the lessor, and Millennium Bank, N.A., the lessee, dated April 2, 2003, attached as Exhibit 10.1 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2003, incorporated herein by reference.
10.5	Consulting Agreement of Carroll C. Markley, dated as of August 1, 2006, by and among the Company, the Bank and CCM Consulting Services, Inc., attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on August 1, 2006, incorporated herein by reference.**
10.6	Employment Agreement of Carroll C. Markley, dated as of August 1, 2006, by and among the Company, the Bank and Carroll C. Markley, attached as Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on August 1, 2006, incorporated herein by reference.**

10.7	Agreement, dated as of August 4, 2006, by and among the Company, Hot Creek Capital, L.L.C., a Nevada limited liability company, Hot Creek Investors L.P., a Nevada limited partnership, David M.W. Harvey, Joseph Paulini and Charles Dean, attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on August 7, 2006, incorporated herein by reference.
21	List of Subsidiaries*
23	Consent of Crowe Chizek and Company LLC. *
31.1	Rule 13a-14(a) Certification of Principal Executive and Financial Officer*
32.1	Statement of Principal Executive Financial Officer pursuant to 18 U.S.C. § 1350*

* Filed herewith

** Management contracts and compensatory plans and arrangements.

(b) Exhibits

The response to this portion of Item 15 as listed in Item 15(a)(3) above is submitted as a separate section of this report.

(c) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLENNIUM BANKSHARES CORPORATION

Date: April 12, 2007

By: /s/ Dale G. Phelps
Dale G. Phelps
Interim President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dale G. Phelps Dale G. Phelps	Interim President, Chief Executive Officer Chief Financial Officer (Principal Executive Officer) (Principal Financial and Accounting Officer)	April 12, 2007
/s/ William P. Haggerty William P. Haggerty	Director	April 12, 2007
/s/ Grayson P. Hanes Grayson P. Hanes	Director	April 12, 2007
/s/ David M.W. Harvey David M. W. Harvey	Director	April 12, 2007
/s/ David B. Morey David B. Morey	Director	April 12, 2007
/s/ Arthur J. Novick Arthur J. Novick	Director	April 12, 2007
Joseph W. Paulini	Director	April 12, 2007
/s/ Robert T. Smoot Robert T. Smoot	Director	April 12, 2007

Signature	Title	Date
/s/ Douglas K. Turner Douglas K. Turner	Director	April 12, 2007
/s/ Barbara Wortley Barbara Wortley	Director	April 12, 2007

END